Exhibit 99.1

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED

DECEMBER 31, 2015

March 14, 2016

EXPLANATORY NOTES

Unless otherwise indicated, the information contained in this annual information form is stated as at December 31, 2015, and unless the context otherwise requires, references to “Amaya”, the “Corporation”, “it”, “its” or similar expressions refer to Amaya Inc. and its consolidated subsidiaries. This annual information form should be read in conjunction with the information contained in Amaya’s audited consolidated financial statements and related notes for the year ended December 31, 2015 (the “2015 Annual Financial Statements”) and the Management’s Discussion and Analysis thereon (the “2015 Annual MD&A”).

All references in this annual information form to “dollars”, “CDN$” and “$” are to Canadian dollars, references to “US$” are to U.S dollars, references to “€” are to Euros and references to “£” are to British pound sterling. The Corporation has proprietary rights to a number of company names, product names, trade names and trademarks used in this annual information form that are important to its business, including, without limitation, Amaya, PokerStars, Full Tilt and those brands listed under the heading “Business of the Corporation—Overview”. The Corporation has omitted the registered trademark (®) and trademark (™) symbols and any other related symbols for such trademarks and all related trademarks, including those related to specific products or services, when used in this annual information form. All other names and trademarks are the property of their respective owners.

Market data and certain industry data and forecasts included in this annual information form were obtained or derived from internal and market research, publicly available information, reports of governmental agencies and industry publications and surveys. Amaya has relied upon industry publications as its primary sources for third-party industry data and forecasts. Industry surveys, publications and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Amaya has not independently verified any of the data from third-party sources, nor has Amaya ascertained the underlying economic assumptions relied upon therein. Similarly, industry forecasts and market research, which Amaya believes to be reliable based upon management’s knowledge of the industry, have not been independently verified. By their nature, forecasts are particularly subject to change or inaccuracies, especially over long periods of time. In addition, Amaya does not know what assumptions regarding general economic growth were used in preparing the third-party forecasts that are or may be cited in this annual information form. While Amaya is not aware of any inaccuracies in Amaya’s industry data presented herein, Amaya’s estimates that are based on the same involve risks and uncertainties and are subject to change based on various factors, including those discussed under “Risk Factors and Uncertainties” and elsewhere in this annual information form.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This annual information form contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable securities laws, including, without limitation, statements relating to certain expectations, projections, new or improved product introductions, market expansion efforts, and other information related to Amaya’s business strategy and future plans. Forward-looking statements can, but may not always, be identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “would”, “should”, “believe”, “objective”, “ongoing”, “assumes”, “goal”, “likely” and similar references to future periods or the negatives of these words and expressions and by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions, including market and economic conditions, business prospects or opportunities, future plans and strategies, projections, technological developments, anticipated events and trends and regulatory changes that affect the Corporation, its customers and its industries. Although the Corporation and management believe that the expectations reflected in such forward-looking statements are reasonable and based on reasonable assumptions and estimates, there can be no assurance that these assumptions or estimates are accurate or that any of these expectations will prove accurate.  Forward-looking statements are inherently subject to significant business, economic and competitive risks, uncertainties and contingencies that could cause actual events to differ materially from those expressed or implied in such statements.

Undue reliance should not be placed on forward-looking statements. Actual results and developments are likely to differ, and may differ materially, from those anticipated by Amaya and expressed or implied by the forward-looking statements contained in this annual information form. Such statements are based on a number of assumptions and risks which may prove to be incorrect, including, without limitation, assumptions about:

•

the ability of the Corporation to secure, maintain and comply with all required licenses, permits and certifications to distribute and market its products and services in the jurisdictions where the Corporation is currently doing business or intends to do business;

•	the anticipated regulation of online and mobile gaming in various jurisdictions;
•	the anticipated outcome of litigation involving the Corporation;

•	the overall business and economic conditions;
•	the potential financial opportunity of the Corporation’s addressable markets;
•	the potential financial opportunity of individual contracts signed by the Corporation with third parties;
•	the competitive environment;
•	the protection of the Corporation’s current and future intellectual property rights;
•	the ability of the Corporation to recruit and retain the services of its key technical, sales, marketing and management personnel;
•	the ability of the Corporation to develop commercially viable products and services as a result of its research and development activities;
•	the ability of the Corporation to obtain additional financing on reasonable terms or at all;
•	the ability of the Corporation to integrate its acquisitions and generate synergies; and
•	the impact of new laws and regulations in Canada, the United States or any other jurisdiction where the Corporation is currently doing business or intends to do business.

Many factors could cause the Corporation’s actual results, level of activity, performance or achievements or future events or developments to differ materially from those expressed or implied by forward-looking statements, including, without limitation, the factors discussed under “Risk Factors and Uncertainties”.

There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those expressly or impliedly expected or estimated in such statements. Shareholders and investors should not place undue reliance on forward-looking statements as the plans, intentions or expectations upon which they are based might not occur. Although the Corporation cautions that the foregoing list of risk factors, as well as those risk factors presented under the heading “Risk Factors and Uncertainties” and elsewhere in this annual information form, are not exhaustive, shareholders and investors should carefully consider them and the uncertainties they represent and the risks they entail. The forward-looking statements contained in this annual information form are expressly qualified by this cautionary statement. Unless otherwise indicated by the Corporation, forward-looking statements in this annual information form describe Amaya’s expectations as of March 14, 2016 and, accordingly, are subject to change after such date. The Corporation does not undertake to update or revise any forward-looking statements for any reason, except as required by applicable securities laws.

CORPORATE STRUCTURE

Name, Address and Incorporation

Amaya Inc. was incorporated under Part IA of the Companies Act (Québec) on January 30, 2004 under the name 9138‑5666 Québec Inc. and is now governed by the Business Corporations Act (Québec) (the “QBCA”). Since its incorporation, the Corporation has amended its articles on numerous occasions. The Corporation first amended its articles on May 14, 2007 to, among other things: (i) change its name to Gametronix Systems Inc.; and (ii) subdivide its Class A shares. On November 2, 2007, the Corporation amended its articles to change its name to “Amaya Gaming Group Inc.” On May 11, 2010, the Corporation amended its articles to, among other things: (i) increase the authorized capital of the Corporation by creating an unlimited number of common shares (the “Common Shares”) and an unlimited number of preferred shares; (ii) re-designate Class A shares as Common Shares on the basis of 1.7756 Common Shares for each Class A share; (iii) re‑designate Class G shares as Common Shares on the basis of 100 Common Shares for each Class G share; and (iv) eliminate all classes of shares except for Common Shares. The articles of the Corporation were further amended on July 30, 2014 and November 28, 2014 in connection with the acquisition of Oldford Group Limited (now known as Amaya Group Holdings (IOM) Limited), parent company of Rational Group Ltd. (now known as Amaya Group Limited), the owner and operator of the PokerStars and Full Tilt brands, on August 1, 2014 (the “Rational Group Acquisition”) to, among other things: (i) replace the then current class of authorized preferred shares with a new class of non-voting convertible preferred shares, called Class A Convertible Preferred Shares (the “Preferred Shares”); (ii) change the Corporation’s name to “Amaya Inc.”; and (iii) add certain provisions affecting the Common Shares to facilitate the Corporation’s compliance with applicable gaming regulations.

The Corporation’s head and registered office address is 7600 TransCanada Highway, Pointe-Claire, Québec H9R 1C8, Canada, and the Corporation’s telephone number is +1 (514) 744‑3122. The Corporation’s website address is www.amaya.com. The information contained on, or that can be accessed through, the Corporation’s website is neither part of nor incorporated by reference into this annual information form. The Corporation has included its website address in this annual information form solely as an inactive textual reference.

Intercorporate Relationships

The activities of Amaya are conducted either directly or through its subsidiaries. The table below lists the principal subsidiaries of Amaya as at December 31, 2015, as well as their jurisdiction of organization. Each of the principal subsidiaries is wholly owned, directly or indirectly, by Amaya.

Name	Jurisdiction Where Organized
Amaya Group Holdings (IOM) Ltd	Isle of Man
Amaya Group Limited	Isle of Man
Amaya Services Limited	Isle of Man
Rational Entertainment Enterprises Limited	Isle of Man
Rational Gaming Europe Limited	Malta
REEL Italy Limited	Malta
Worldwide Independent Trust Limited	Isle of Man

Amaya has other subsidiaries, but such subsidiaries each accounted for (i) less than 10% of Amaya’s consolidated assets as at December 31, 2015, and (ii) less than 10% of Amaya’s consolidated revenue for the fiscal year ended December 31, 2015. In the aggregate, Amaya’s remaining subsidiaries accounted for less than 20% of each of (i) and (ii) described above.

BUSINESS OF THE CORPORATION

Overview

Amaya is a leading provider of technology-based products and services in the global gaming and interactive entertainment industries. Through its Business-to-Consumer (“B2C”) and, up until July 31, 2015, its Business-to-Business (“B2B”) operations, Amaya focuses on developing and acquiring interactive technology-based assets with high-growth potential in existing and new markets and industries or verticals. Amaya’s B2C business currently consists of the operations of Amaya Group Holdings (IOM) Limited (formerly known as Oldford Group Limited) (“Oldford Group”) and its subsidiaries and affiliates (collectively with Oldford Group, “Rational Group”). Rational Group currently offers, among other products and services, online (including desktop and mobile) real- and play-money poker and other products, including casino and sports betting (also known as sportsbook). Rational Group also produces or sponsors certain live poker tours and events, branded poker rooms in popular casinos in major cities around the world and poker programming for television and online audiences. Until July 31, 2015, the date on which Amaya completed the sale of its then-remaining B2B assets, Amaya’s B2B business consisted of the operations of certain of its subsidiaries, which offered interactive and land-based gaming solutions. Amaya strives to not only improve and expand upon its current offerings, including its portfolio of interactive technology-based assets, but to pursue and capitalize on new global growth opportunities. Amaya seeks to take advantage of technology to provide gaming and interactive entertainment to large networks of customers.

Since the Rational Group Acquisition in August 2014, Amaya’s primary business has been its B2C operations, which currently generate Amaya’s revenues and profits from continuing operations, nearly all of which is generated outside of Canada, particularly in the European Union. For additional information, see the 2015 Annual MD&A. Based in the Isle of Man and operating globally, Rational Group owns and operates gaming and related interactive entertainment businesses, which it offers under several owned brands, including, among others, PokerStars, Full Tilt, BetStars, StarsDraft, European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour and Asia Pacific Poker Tour. These brands have approximately 100 million cumulative registered customers globally, and they collectively form the largest poker business in the world, comprising online poker games and tournaments, live poker competitions, branded poker rooms in popular casinos around the world and poker programming created for television and online audiences. In addition to growing its existing poker businesses, Amaya has recently targeted growth of its operations into other online and mobile verticals, including casino, sportsbook and daily fantasy sports.

The Corporation currently estimates that the PokerStars site holds a significant majority of the global market share of real-money poker player liquidity, or the volume of real money poker players, and is among the leaders in play-money poker player liquidity. Since its 2001 launch, the Corporation also estimates that PokerStars has become the world’s largest real money online poker site based on, among other things, player liquidity and revenues, and the Corporation believes that PokerStars has distinguished itself as the world’s premier poker brand. Additionally, the Corporation estimates that Rational Group’s combined online casino is currently among the world’s fastest growing and has one of the largest player bases among its competitors.

Amaya’s B2B business included the design, development, manufacturing, distribution, sale and service of technology-based gaming solutions for the regulated gaming industry worldwide, primarily to land-based and online gaming operators and governmental agencies and bodies. Amaya’s B2B solutions were designed to provide end-users with popular, engaging and cutting-edge content across multiple formats and through a secure technology environment, all of which was intended to improve the profitability, productivity, security and brands of the operators. Amaya developed its former portfolio of solutions through both internal development and strategic acquisitions, including Ongame Network Ltd. (“Ongame”), Amaya (Alberta) Inc. (formerly Chartwell Technology Inc.) (“Chartwell”), CryptoLogic Ltd. (“CryptoLogic”), Cadillac Jack Inc. (“Cadillac Jack”), and Diamond Game Enterprises (“Diamond Game”), all of which provided technology, content and services to a diversified base of customers in the regulated gaming industry. As of the date of this annual information form, and as previously reported, Amaya has divested these and other B2B assets. The fundamental objective of such divestitures was to expedite the Corporation’s overall business strategy and maximize shareholder value. See “General Development of the Business— Recent History of the Former B2B Business (2013-2015)” below.

Online and Mobile Poker

Amaya offers online and mobile poker through its PokerStars and Full Tilt brands. While the brands are and will continue to be distinct, Amaya is working towards offering its Full Tilt customers the same market leading liquidity and software currently available to its PokerStars customers. Amaya believes this strategy may enhance and accelerate development initiatives while at the same time reducing duplicative operating costs. Descriptions of these brands and their respective offerings are provided below.

PokerStars

PokerStars, which launched in 2001, is the world’s largest online poker site with an estimated two-thirds share of online real-money poker player liquidity. As of December 31, 2015, PokerStars served a global customer base of more than 75 million registered customers (which included all customer accounts whether or not any such account was then currently active) in 26 different languages. In online poker, PokerStars provides desktop (including through its downloadable client interface), online and mobile products and services to its customers. Among PokerStars’ current real-money poker offerings are ring (or cash) games, including traditional games and fast-fold variants, such as Zoom, and tournament-style games, including scheduled multi-table game variants and sit and go variants (which are fast-paced tournaments with variable prize pools that can be multiples of the applicable buy-ins), such as Spin & Go. PokerStars’ poker product offerings are also currently varied among buy-in and limit amounts and types, as well as among numerous poker game variants (e.g., Texas Hold-'Em, Omaha, Stud, Draw and mixed games). Amaya believes that PokerStars is home to some of the largest online poker events and the biggest weekly tournaments, both in terms of dollar amount and number of players, has greater player liquidity and offers more daily tournaments than any other online poker site. More than 145 billion hands of poker have been dealt on PokerStars since inception, which is more than any other online poker site. PokerStars has set many records, including the largest number of players in an online poker tournament (more than 253,000), the largest prize pool awarded for a series of online tournaments (approximately US$75.6 million), and the largest ever single online tournament prize (approximately US$12.4 million). As of December 31, 2015, PokerStars’ mobile applications were among the most popular real-money poker applications on the iOS and Android platforms according to App Annie and Apple’s iTunes App Store and based on the number of downloads and overall customer ratings.

PokerStars also offers play-money and social poker through its desktop client and mobile applications, including through PokerStars.net, and its Jackpot Poker by PokerStars (formerly PokerStars Play) game, which is available on various online, mobile, social and television platforms and applications, such as Facebook, Apple’s iOS and Apple TV, Google’s Android and Amazon’s Kindle. Play-money and social poker involve playing poker games for play-money, or virtual currency, with other people through free websites, social networks, or other mobile or television applications. Such “free-to-play” products are designed to create social interaction, engagement and competition, provide PokerStars with an additional customer acquisition channel, globally promote the game of poker, and are monetized through the sale of play-money chips (although cash prizes are not awarded).

Amaya’s product development team continuously analyzes the data generated by its customers’ game play and social interactions, as well as customer feedback, to guide the creation of new content, features, games and game variants, and enhance the overall customer experience.  For example, following the launch of Spin & Go in 2014, Amaya continues to focus on developing new and innovative poker products and variants to attract new audiences (including those who may not have previously considered playing real-money poker games, such as play-money or social players and the video gaming community), reactivate inactive players with exciting new games, and continuously engage existing active customers.  In 2016, PokerStars started offering new products, including special celebrity branded Spin & Go games, and Amaya currently expects it to continue to do so, including through the introduction of new game formats based on existing knockout bounty tournaments and a new mobile poker application designed to engage casual mobile gamers. Amaya also anticipates that PokerStars will continue to improve its platforms throughout the year to optimize the overall customer experience. See also “Business of the Corporation—Business Strategy of the Corporation” and “Business of the Corporation—Technology Infrastructure and Research and Development”.

Full Tilt

Full Tilt, which launched in 2004, quickly became a popular online poker site by delivering what the Corporation believes is innovative and realistic online poker game play, which has evolved from and is based on input from some of the world’s leading poker players. As of December 31, 2015, Full Tilt served a global customer base of more than 23.6 million registered members (which included all customer accounts whether or not any such account was then currently active). Similar to PokerStars, Full Tilt offers both ring games, including traditional games and its fast-fold variants, such as Rush, and tournament-style games, including scheduled multi-table games and sit and go variants, such as Jackpot Sit &Go.  Full Tilt games are also currently offered through similar platforms as those offered by PokerStars. Since inception, Full Tilt has dealt more than 36 billion hands of poker.

Other Online and Mobile Products

In addition to targeting growth in online and mobile poker in existing and new markets, Amaya believes that there are potentially significant opportunities for growth in new verticals. Specifically, Amaya believes that these new verticals initially include online and mobile casino and sportsbook, and such potential opportunities include the ability to capitalize on cross-selling these new verticals to its existing customer base, as well as to new customers. In addition to online and mobile casino and sportsbook, Amaya currently intends to expand upon and explore other growth opportunities, including, without limitation, expanding upon its current social gaming offering, exploring opportunities for its daily fantasy sports offering and pursuing other potential interactive entertainment opportunities.

Casino

In January 2014, Full Tilt expanded its game portfolio by initially offering a variety of play-money table and casino games on its global online sites, including a range of single- and multi-player variations of blackjack and roulette, online slots and live dealer games. In November 2014, Amaya completed the introduction of play- and real-money casino games under the PokerStars brand to players in eligible markets, beginning with casino table games, single- and multi-player blackjack and roulette through the PokerStars desktop client interface. Throughout 2015, Amaya expanded its PokerStars online casino game offerings in certain markets to include live dealer games and slot machines as well as offering a limited selection of slot machines on its mobile applications.

Since the introduction of online and mobile casino, Rational Group has focused on improving its casino offerings, including through the integration of more games across platforms and expanding their availability into new geographies, and on cross-selling its casino offerings to its existing online poker customer base. However, in addition to continued cross-sell efforts, Rational Group anticipates initiating external marketing efforts for its online casino in 2016 to attract new customers and retain existing customers.

Amaya currently estimates that Rational Group’s combined online casino is currently among the world’s fastest growing and has one of the largest player bases among its competitors. Currently, more than half of Rational Group’s aggregate real-money active unique poker customers are located in jurisdictions where its online casino offerings are available (primarily in the European Union). To expand Rational Group’s online casino offerings, Amaya currently anticipates focusing on integrating additional casino games, including slots, and expanding into certain additional jurisdictions.

Sportsbook

Real‑money online sportsbook involves online wagering on the outcome of sporting events and races using real-money. Amaya initially launched limited sports betting under the PokerStars brand during 2015 and, through PokerStars, announced the introduction of its BetStars brand in December 2015, under which it currently offers sports betting products and services.  Similar to real-money online casino, Amaya believes that real-money online sportsbook may attract new customers as well as provide it with a strong cross-selling opportunity to its current customer base.

BetStars is currently available in select jurisdictions, primarily in the European Union, through both online domains and dedicated iOS and Android mobile applications. Amaya expects to continue to roll out BetStars in additional jurisdictions throughout 2016 to reach approximately half of PokerStars' real-money active unique poker customers and support this roll out through the launch of an external customer acquisition marketing campaign in the first half of 2016. BetStars intends to introduce innovative new betting products on the platform, which Amaya expects will help distinguish the brand from competitors, including the new Spin & Bet product announced in January 2016 which provides customers with the opportunity to potentially enhance their odds and potential payout.

BetStars initially offers a range of betting options across more than 25 sports, including football, tennis and basketball, as well as specialty offerings such as eSports and poker. BetStars intends to add more sports, including horse racing, throughout 2016. The brand also features a range of in-play betting options and exclusive offers and promotions.

The Corporation intends to leverage third-party services for certain features of its sports betting offering while it continues to control the payments, customer service, marketing and other key differentiating factors of the business.  BetStars currently offers its customers a seamless experience between sports betting, casino and poker, with a single wallet for all three services.

Business Strategy of the Corporation

Amaya focuses on the creation of long-term shareholder value by building upon its existing strengths and expanding and strengthening its portfolio of products and services that it expects will deliver sustainable, profitable long-term growth. To do this, Amaya seeks certain ongoing strategic initiatives, including:

•

Strengthening and Expanding its Products and Services: While seeking to grow its online and mobile poker offerings through innovative technology and marketing campaigns, Amaya intends to expand its current offerings, primarily through the continued rollout and introduction of new and innovative poker offerings, as well as through online and mobile sports betting and casino games. Although Amaya’s primary focus will continue to be on its core poker offerings, through the continued expansion of sports betting and its casino offerings, Amaya expects to cross-sell to existing customers, attract new customers, and keep customer leisure time and spending within Amaya’s various products and services. In addition, Amaya currently intends to selectively pursue the potential expansion of its other product offerings, such as social gaming and daily fantasy sports. Amaya seeks to become the global market leader across all gaming verticals through its comprehensive product offerings, customer service and dedication to security, game integrity and transparency. See also “Regulatory Environment—Regulatory Strategy” and “Business of the Corporation—Technology Infrastructure and Research and Development”. Moreover, Amaya seeks to develop its products and services and the intellectual property underlying them by, among other things, (i) developing product enhancements and improvements, including with respect to the security of its technology and customer information, as well as with respect to new content and features to enhance the overall customer experience, (ii) expanding the flexibility of its product offerings and technology infrastructure to allow for customization and integration to address new markets and jurisdictional demands, including new niche markets, (iii) improving its product and service offerings and underlying software and technology platform to adapt to the rapidly changing nature of the gaming and interactive entertainment industries and to ensure a safe, competitive and enjoyable environment, and (iv) protecting its intellectual property in jurisdictions where the Corporation determines there are strategic or other benefits for doing so.

•

Expanding its Geographical Reach: The Corporation currently intends to expand its geographical reach by promoting the regulation of online gaming in new and emerging markets and seeking to provide its products and services in such jurisdictions as they regulate, including the United States, Asia, India, Latin America, Russia and Eastern Europe. If and when certain of these markets become regulated, Amaya currently expects that they may become significant growth opportunities. With respect to the United States, certain subsidiaries of the Corporation hold a transactional waiver authorizing them to conduct online gaming in New Jersey using the PokerStars and Full Tilt brands. See “Regulatory Environment - Regulation of the Corporation’s Business - United States - New Jersey”. In addition, Amaya intends to seek approval to offer its online gaming products in certain other U.S. states as they start to regulate. The Corporation’s current strategy in Asia, India, Latin America, Russia and Eastern Europe primarily seeks to promote brand awareness and market development through various gaming, non-gaming and land-based efforts, including, without limitation, the PokerStars sponsorship of sports superstars, a new celebrity brand ambassador in Japan and poker professionals in India and Russia, live events in China, Asia and Latin America and the PokerStars LIVE branded poker rooms at the City of Dreams in Macau and Manila. Amaya’s strategy to expand its geographical reach includes (i) building relationships with governments and private operators, and (ii) working with regulators and government officials to implement regulations beneficial to its customers, the citizens of the regulating jurisdiction and the industry as a whole.

•

Pursuing Strategic Transactions: Since 2011, Amaya has completed numerous strategic acquisitions and divestitures that it believes have significantly expanded its experience in the industries in which it operates, delivered shareholder value and expanded its market presence. The most significant of such acquisitions was Amaya’s entrance into its B2C business through the transformative Rational Group Acquisition. Amaya may pursue additional strategic acquisitions, partnerships or joint ventures to leverage its large customer base and further its strategy of long-term growth and enhanced shareholder value. As it relates to divestitures, during 2015 Amaya completed the divestiture of its B2B business and used the majority of the proceeds to repay outstanding indebtedness and repurchase Common Shares pursuant to the 2015 NCIB (as defined below). Pending any further strategic transactions, Amaya intends to continue its strategy of maximizing long-term shareholder value and pursuing sustainable, profitable growth, particularly through the growth and development of its core product offerings, poker, casino and sportsbook.

Marketing Strategy and Revenue Model

Marketing Strategy

Amaya markets its brands, products and services through various legally permissible platforms and channels, including, without limitation, live poker tours and branded poker rooms, which also generate nominal revenue, endorsement agreements and various media outlets. Below is a general description of such platforms and channels. Although the anticipated focus is currently on poker, as casino, sportsbook and other product offerings become more significant elements of its business, Amaya will begin increasing its focus and attention on marketing efforts that highlight these offerings.

Poker Tours and Events

In addition to providing online and mobile gaming products, Amaya, through Rational Group, also produces some of the world’s largest live poker tours and televised or streamed poker events. Rational Group produces popular live poker tournament series in major cities globally, including through the European Poker Tour, Asia-Pacific Poker Tour, Latin America Poker Tour and PokerStars Caribbean Adventure. Each tour is sponsored by PokerStars, which provides promotion for the brand through the tour’s widespread television and multimedia distribution. The live poker tours are largely marketed through various media sources and news coverage. In 2015 alone, Rational Group held more than 800 tournaments, with more than 150,000 player entries, representing over 100 different countries and awarding more than US$215 million in prize money.

Founded in 2004, the European Poker Tour is known in the industry as Europe’s most popular poker tour, and has staged and hosted successful tournament series across Europe. The European Poker Tour is filmed and widely televised in various countries throughout the world and, in 2015, was live streamed for more than 40 days with nearly 300,000 unique daily viewers. The European Poker Tour attracts numerous players from across the world and offers lucrative prize pools, with more than 12,600 players from 80 countries with a total prize pool of approximately €115 million in 2015. The Asia-Pacific Poker Tour, which hosts events at luxury casinos throughout Australasia, has been operating since 2007 and Amaya believes it has helped expand the popularity of poker in Asia. The Asia-Pacific Poker Tour is responsible for bringing the first major government-sanctioned real-money “Texas hold ‘em” poker tournaments to certain Asian countries, including South Korea. Founded in May 2008, the Latin America Poker Tour brings world-class poker tournaments to locations such as Chile, Panama, Brazil, Peru and Uruguay, and has attracted more than 2,600 players from 32 countries with a total prize pool of approximately US$6.3 million in 2015. The PokerStars Caribbean Adventure, which was founded in 2004 on a popular Caribbean cruise ship, is held each year at the Atlantis Casino and Resort on Atlantis Paradise Island in the Bahamas. The PokerStars Caribbean Adventure is considered in the industry as one of the most popular poker events in the world and, since inception, has awarded more than US$230 million in prize money. The PokerStars Caribbean Adventure has involved thousands of players since its inception, including hundreds of qualifiers each year from PokerStars sites, as well as various professional athletes and celebrities.

Branded Poker Rooms

Amaya has also branded, under the PokerStars LIVE name, three live poker rooms at popular casinos in major cities around the world, namely the Hippodrome Casino in London and the City of Dreams Casino in both Macau and Manila, and a fourth live poker room, which is operated with a third party, at the Saint-Vincent Resort and Casino in Saint-Vincent, Italy. The Corporation strives to place its poker rooms at premier leisure and entertainment destinations around the world, particularly those that it believes have thriving gaming communities. These PokerStars LIVE branded rooms adhere to the same global design concept but are tailored to the specific location, which in each case is developed by the Corporation along with a design agency, and is intended to provide a strong brand presence through common elements across each location.

Endorsement Agreements

Amaya endorses several celebrities, professional athletes and poker players, or ambassadors, both at global and regional levels. In particular, these ambassadors comprise four categories: Team Pro, which includes professional poker players; Team SportStars, which includes professional athletes; Team Online, which includes some of the most prominent online professional players; and friends, which includes ambassadors, such as local, regional and global celebrities who have a personal connection to or interest in poker, gaming or the Corporation’s brands in general. Each category is generally engaged to generate new customer participation and vertical growth as well as to enhance the customer experience and customer retention.

Media

Amaya has a multimedia approach, focusing on acquiring and retaining customers both online and offline for its brands, products and services. In addition to the PokerStars LIVE productions and broadcasts, this includes, among other things, television programming and television advertisement campaigns, affiliate partnerships, digital advertisements and online campaigns, paid search optimization, and various social media campaigns.

The Corporation broadcasts various televised poker programs and advertisement campaigns that run throughout the year at different intervals. Live poker tournaments are also filmed at various PokerStars events, including Amaya’s PokerStars sponsored tours, and broadcast as television shows on different channels in several countries. These live events are also broadcast online on various sites, including YouTube and PokerStars.tv. Other forms of television programs that the Corporation broadcasts include reality shows and poker-based dramas which are developed and produced together with various production companies.

The Corporation also engages third-party search engine and online traffic optimization companies to increase the Corporation’s online presence and traffic to its websites. In addition, the Corporation employs various display campaigns through banner advertisements, social media campaigns, and paid-for placements in search engines. These campaigns are directed at both existing and new client interface, online and mobile customers.

Revenue Model

Amaya’s revenue model for its core product offerings is based primarily on two main offerings, real-money games and play-money games. Nearly all of Amaya’s revenues during the year-ended December 31, 2015 were, and the Corporation expects its revenues to continue to be, generated by its client interface, online and mobile gaming offerings. For the same time period, the significant majority of Amaya’s revenues were generated through the provision of real-money online poker offerings, followed by online casino offerings, in each case nearly all of which is generated outside of Canada, particularly in the European Union. For additional information, see the 2015 Annual MD&A.

Real-Money Games

The Corporation’s current core real-money gaming offerings are poker, casino and sportsbook, each with its own revenue model.

In poker, players play against each other in either ring games (i.e., games for cash on a hand-by-hand basis) or in tournaments (i.e., players play against each other for tournament chips with prize money distributed to the last remaining competitors) or variations thereof. The Corporation collects a percentage of each pot, or the rake, in ring games and a tournament entry fee for scheduled tournaments and sit and go tournaments, and does not generally have any of its own capital at risk (with an exception being the Spin & Go product where the tournament payout is a randomly determined multiple of the entry fee or buy-in). These amounts comprise gross revenue, which is typically reduced by offsets to arrive at net gaming revenue. Offsets are the portion of gross revenue that the Corporation allocates to loyalty programs, customer bonuses, free play and promotions, which are awarded primarily as a result of gameplay and are used to acquire new customers and retain and reactivate existing customers.

Online casino offerings typically include the full suite of games seen in a land-based casino, such as blackjack, roulette and slot machines. For these offerings, the Corporation functions similarly to land-based casinos, generating revenue through hold, or gross winnings, as players play against the house. In online casino, the Corporation believes there is typically lower volatility from the statistical norm versus land-based casinos as there is generally a larger number of bets placed at small denominations. Also similar to land-based casinos, offsets are typically provided by the Corporation in the same or substantially similar form as provided for poker, but are awarded based on a combination of both the Corporation’s discretion and the level of gameplay.

Sportsbook involves customers wagering on the outcome of sporting events as well as horse and dog races. Like casino offerings, the Corporation generates sportsbook revenues through hold based on a certain margin to ensure that the house has an advantage. Like online casino, in online sportsbook, the Corporation believes there is typically lower volatility from the statistical norm versus land-based sportsbook as there are a larger number of bets placed at smaller denominations. The Corporation’s offsets currently include various forms of free play and promotions, and may later include sign-up bonuses.

Play-Money Games

Play-money gaming involves players receiving virtual currency for free, or paying a fee to receive additional virtual currency, which can be used to play certain gaming offerings. Play-money gaming is permitted in various jurisdictions that may not otherwise permit real-money gaming, including the United States. In the future, the Corporation expects that some play-money games may require an additional fee or subscription to download software upgrades or to buy-in to certain advanced play, or may generate revenue from advertising. The Corporation’s current play-money game offering primarily consists of poker, including through Jackpot Poker by PokerStars and on PokerStars.net and FullTilt.net. There are no cash prizes or other prizes for monetary value, and in most cases, all the player fees are passed to the Corporation as revenue, unless the games are played through social platforms, in which case the platform operator retains a certain percentage (typically 30%) for distributing the offering. The Corporation’s play-money games may be played through the client interface or through online, television and mobile platforms, including on social gaming platforms. Offsets include fees charged to the Corporation by the various social platforms, such as Facebook, iOS, Amazon and Android, marketing and promotions.

Technology Infrastructure and Research and Development

The technology infrastructure used to support Amaya’s business was designed to support Amaya’s growth by having the flexibility and scalability to adapt and conform to the demands and changes in its products and services. Amaya’s product development philosophy is focused on continuous innovation in creating and improving its products and services. In addition, as the Corporation’s user base grows, and the level of engagement from its customers increases, including on mobile devices, the Corporation’s computing will expand. Amaya continuously develops its proprietary platforms and has invested significantly in its technology infrastructure to ensure a positive experience for its customers, not only from an entertainment perspective, but most importantly with respect to security and integrity across business segments and verticals. To support Amaya’s strong reputation for security and integrity, Amaya employs what it believes to be industry‑leading practices and systems with respect to various aspects of its technology infrastructure, including, but not limited to, information and payment security, game integrity, customer fund protection, marketing and promotion, customer support, responsible gaming and VIP rewards and loyalty programs. These security and integrity systems routinely review and evaluate customer backgrounds, game play, financial and transactional activity and related risks through a variation of management systems, including “know your customer” and related background screening (which collects age and identity information, as well as monitoring against certain prohibited persons and other watch lists), deposit screening, abnormal game play and movement of funds detection, withdrawals screening, collusion detection, bots detection (which detects artificial intelligence-driven game play), multiple account alerts, account restriction and ban detection and a safe mode system (which is based on a customer’s risk profile and limits access to high risk deposit methods). These systems also include controls that, among other things, (i) restrict the use of third-party software components, also known as third-party tools (such as “heads-up displays” and “seating scripts”), for the purpose of collecting additional gameplay information or selecting specific opponents and (ii) prohibit data-mining of certain products (or the practice of accumulating a large set of information, such as poker hand histories, through the use of software as opposed to actual gameplay) for the purpose of analyzing and exploiting another customer’s activity, playing styles and tendencies.  Amaya’s technology infrastructure and software is also subject to rigorous management and certification process testing and meets applicable compliance and regulatory requirements in numerous jurisdictions.  See also “Regulatory Environment — Regulatory Strategy” and “Risk Factors and Uncertainties—Risks Related to the Corporation’s Intellectual Property and Technology.”

The Corporation’s research and development (“R&D”) strategy seeks to provide broad market applications for products derived from its technology base. The Corporation’s R&D efforts are focused primarily on the following areas: (i) developing and delivering the Corporation’s pipeline of new products and services; (ii) revitalizing its existing product and services offerings through continued innovation; (iii) developing core technology and platforms for existing and future verticals; (iv) evolving the functionality, security and performance of its offerings and platforms; (v) continuously developing and extending the number of supported client platforms; (vi) developing infrastructure systems to provide the underlying support for the Corporation’s offerings, systems and platforms; (vii) providing a platform and tools for operations and marketing; and (viii) improving development and testing technologies. The Corporation also engages from time to time in longer term fundamental research and may do so in the future either directly or through the funding of third party projects. The Corporation currently dedicates all of its R&D investments to its B2C business.

Markets and Customers

For the year-ended December 31, 2015, Amaya’s revenues were generated almost entirely through the provision of real-money interactive gaming.  Amaya’s brands currently have approximately 100 million cumulative registered customers globally. In addition, the Corporation currently estimates that the PokerStars site holds a significant majority of the global market share of real-money poker player liquidity, or the volume of real-money poker players, and is among the leaders in play-money poker player liquidity. Since its 2001 launch, the Corporation also estimates that PokerStars has become the world’s largest real money online poker site based on, among other things, player liquidity and revenues.  Additionally, the Corporation estimates that Rational Group’s combined online casino is currently among the world’s fastest growing and has one of the largest player bases among its competitors.

The gaming industry in general operates in a large, dynamic and growing global market with a variety of segments, including online, mobile and land-based poker, sports betting, casinos, bingo rooms, lotteries and other gaming mediums. According to gaming industry consultants, H2 Gambling Capital (“H2GC”), from 2003 to 2015, the combined global (including markets where Amaya does not currently operate real-money online gaming) interactive gaming verticals, including online and mobile real money poker, casino, sports betting, horseracing, bingo, lotteries and skill-based and other games, have grown from approximately €7.1 billion to €35.2 billion in gross gaming revenues (“GGR”), defined as wagers or rakes plus bonuses, promotions, overlays and loyalty rewards, less prizes or winnings, with GGR expected to grow to approximately €53.9 billion in 2020 (data as at January 28, 2016). This reflects a compounded annual growth rate (“CAGR”) of 8.9% from 2015 to 2020.

Online and mobile gaming operators take advantage of scale and technology to provide gaming to large networks of customers. Originating in the mid 1990’s, online gaming has grown steadily over time with improvements to technology, security and public sentiment coinciding with growth in national regulation of online gaming.

Set forth below is a general overview of the current market for the Corporation’s core products, online poker, casino and sportsbook.

Online poker saw a rapid rise in popularity beginning in 2003 when Tennessee accountant Chris Moneymaker won the main event at the World Series of Poker, a prize of US$2.5 million, after winning his entry in a US$39 buy-in online satellite tournament on PokerStars. This rise in popularity saw global online poker grow significantly, notably in Europe and North America, until 2010. In 2011, two of the industry’s largest brands, PokerStars and Full Tilt, exited the U.S. market, where they held a significant majority of the online poker market share, impacting global poker player liquidity. Currently, Amaya does not offer its core real-money online poker offering in over 30 jurisdictions around the world, including the United States, though it anticipates launching PokerStars in the regulated market of the State of New Jersey by the end of the first quarter of 2016. Amaya’s primary markets for real money online poker include the European Union, certain other jurisdictions in the rest of Europe and the Americas (excluding the United States). Various industry data sources currently estimate that the United States represents a significant growth opportunity for real-money online poker between 2015 and 2020, subject to more U.S. states regulating online poker, or online gaming or betting more broadly; currently, only New Jersey, Nevada and Delaware have regulated online poker or online gaming. However, H2GC currently estimates that more than a half-dozen states will regulate online poker over the next several years, including California, New York, Florida, Illinois, Massachusetts, Pennsylvania, Michigan and Connecticut.

Online casino has also seen rapid growth over the past decade, with GGR from the global market growing from €1.7 billion in 2003 to €7.7 billion in 2015 according to H2GC (such estimates include markets where Amaya does not currently operate real-money online casino). As online operators continue to expand content and increase product offerings, and more markets regulate online casino, H2GC forecasts GGR to grow to €12.5 billion in 2020, or at a CAGR of 10.2% from 2015 to 2020. According to industry experts and sources, including H2GC, much of this growth is expected to come from Europe and continuing regulation and expansion in the United States.  For compliance and strategic reasons, Amaya currently anticipates that the primary market where Rational Group’s combined online casino offering will be available, when fully rolled out, is the European Union, which comprised nearly half of the global online casino market in 2015 according to H2GC.

According to H2GC, online betting, comprising horseracing and sports betting, makes up the largest segment of the online gaming market at nearly €16.9 billion in GGR in 2015. As with online poker and online casino, according to H2GC, online sports betting saw significant growth from 2003 through 2015 as technology improved, e-commerce became more mainstream and national regulation of online betting grew (such estimates include markets where Amaya does not currently operate real-money online sportsbook). H2GC estimates online betting will continue to grow, with GGR reaching €24.2 billion in 2020, or at a CAGR of 7.5% from 2015 to 2020. For compliance and strategic reasons, Amaya currently anticipates that the primary market where Rational Group’s online sports betting offering will be made available, when fully rolled out, is the European Union, which comprised 33% of the global online betting market in 2015, but which is projected to grow faster than the global market and reach 37% by 2020 according to H2GC.

For detailed information regarding the regulatory environment in which Amaya currently operates, Amaya’s current licenses and approvals, and Amaya’s current regulatory strategy, see “Regulatory Environment” below.

Seasonality

Amaya’s business can fluctuate due to seasonal trends and other factors. Historically, given the geographies where the Corporation operates and the majority of its customers are located, and the related climate and weather in such geographies, among other things, revenues from the Corporation’s operations have been generally higher in the first and fourth fiscal quarters than in the second and third fiscal quarters. In online sports betting, fluctuations can also occur around applicable sports seasons with increased customer activity around notable or popular sporting events. As such, results for any quarter are not necessarily indicative of the results that may be achieved in another quarter or for the full fiscal year. There can be no assurance that the seasonal trends and other factors that have impacted Amaya’s historical results will repeat in future periods as Amaya cannot influence or forecast many of these factors. For other factors that may cause Amaya’s business and results to fluctuate, including, without limitation, market risks, such as foreign exchange risks, see “Risk Factors and Uncertainties” below and the 2015 Annual MD&A.

Competition

The industries in which Amaya currently operates are highly competitive, constantly evolving and subject to regulatory and rapid technological change. Amaya faces significant competition in all aspects of its business and competes for customers with other online, mobile and land-based gaming and interactive entertainment developers and operators on the basis of many factors, including, without limitation, the quality of the customer experience, brand awareness, reputation, security, integrity and access to other distribution channels. Although the Corporation believes that it competes favorably, its competitors could develop more compelling products, services, content and offerings, which could adversely affect the Corporation’s ability to attract and retain customers. As the Corporation introduces new products, as its existing products evolve, or as other companies introduce new products and services or merge with competitors into larger entities, the Corporation may become subject to additional and/or stronger competition. Amaya’s competitors, whether known or unknown, may also take advantage of large user and customer bases and networks through social networks to grow rapidly. See also “Risk Factors and Uncertainties—Risks Related to the Corporation’s Business”.

There are multiple competitors specializing in offering online and mobile gaming and interactive entertainment products, including developers for online, mobile and social networks, operators of regulated online real-money gaming, live poker tournaments, developers for consoles and other platforms, and other forms of media, content and entertainment. For example, although the Corporation has and continues to be a significant market leader in online poker, it is just beginning its entry into casino and sportsbook, where competition is significant and more formidable. Amaya’s competitors range from small, localized companies to large multinational corporations in the jurisdictions where it conducts business. These competitors include, among others, bet365, William Hill, GVC (including bwin.party), Playtech, Paddy Power, Betfair, 888 Holdings, Unibet, Betsson, Ladbrokes, Winamax, Gala Coral, 32Red and Mr Green. Also, there is increasing competition with social and video gaming companies, such as Zynga, King, Activision Blizzard, Riot Games, and Caesars Interactive Entertainment, as well as interactive content and media companies, such as Netflix, which provide monetized interactive entertainment offerings that offer competition to real money online gaming companies for time and wallet share of consumers.

Amaya’s ability to compete effectively with its competitors is based on a number of factors, including, but not limited to, its ability to (i)  maintain its strong reputation among its customers and brand awareness through the world, (ii) maintain appropriate liquidity, as applicable, and continue to grow its large customer base and customer engagement across existing and new verticals, (iii) provide comprehensive and varied gaming and entertainment offerings, (iv) provide a superior customer experience, including the highest promotions, and best-in-class software development and back-office infrastructure, customer service, payment processing, security and integrity, as applicable, and (v) develop products and offerings designed for distribution across multiple channels and to new, large audiences with superior functionality and efficient implementation, including through the use of innovative architecture and technologies that the Corporation believes will result in a higher degree of customer acceptance and player preference.

Manufacturing and Supply Chain Management

The Corporation primarily develops and produces its products and services internally through, among others, internal engineering teams, software architects, internal network operations teams and production operations staff. Amaya’s development and production includes, without limitation, software development and quality assurance, hosting of software within the Corporation’s data centers and transit points of presence, development of network infrastructure and operations monitoring and maintenance of its products and services. The Corporation engages third parties to assist in development and production on an as-needed basis.

As applicable, the Corporation seeks to negotiate competitive pricing with its third-party service providers and suppliers, and generally believes that the availability of software, components and other supplies that it uses are adequate and can be sourced from more than one provider or supplier.

For additional information, see also “Business of the Corporation—Technology Infrastructure and Research and Development”, “—Human Resources” and “—Facilities”.

Intellectual Property Rights

The development and protection of intellectual property is a core part of the Corporation’s business strategy and a key element to its success. The Corporation believes that its intellectual property rights currently provide broad and comprehensive coverage for its products and services. Since inception, the Corporation has followed a policy and practice of protecting its intellectual property rights in its core business areas through a combination of patents, copyrights, industrial designs, trademarks and trade secret laws, and generally through contractual provisions with third parties who have access to or are otherwise involved in the creation or development of its intellectual property. These protections generally include non-disclosure and confidentiality policies and provisions and the use of appropriate intellectual property ownership and assignment provisions and restrictive covenant agreements with, among others, the Corporation’s employees, contractors, consultants, manufacturers, suppliers, customers and stakeholders. The Corporation actively seeks to protect and enforce its intellectual property rights to prevent unauthorized use by third parties, including through applications for injunctive relief and litigation, as necessary.

In addition, the Corporation seeks to preserve the integrity and confidentiality of its data, trade secrets and know-how by maintaining the physical security of its facilities and the electronic security of its information technology systems. Measures taken by the Corporation to maintain confidentiality of its facilities and systems include the use of monitoring methods to prevent third party access to confidential information and certain software, such as the underlying source code, as well as systems, practices and procedures designed to prevent unauthorized third party access to such information and software. While the Corporation has confidence in these individuals, organizations and systems, the Corporation’s security measures may be breached, and legal recourse may not provide adequate remedies for any such breach.

The Corporation’s active intellectual property portfolio contains, among other rights, approximately 80 issued patents, 130 patent applications, 620 registered trademarks, 260 trademark applications and 22 industrial designs. In addition, the Corporation owns in excess of 7,000 domain names, as well as unregistered intellectual property, which includes copyright works, such as source codes, software codes, logos, audio-visual elements, graphics, original music, story lines, interfaces, advertisements, films and videos, copyrights and databases (including customer lists), unregistered trademark rights, confidential information and trade secrets. Issued and registered rights (and applications for such rights) are held by the Corporation in numerous jurisdictions around the world, including the United States, Canada, Europe, Russia, certain South American countries, China and certain Australasian countries. The terms and extent of protection afforded under the Corporation’s issued and registered rights or unregistered rights vary depending on the jurisdiction and, as applicable, the date of filing.

The Corporation’s patent strategy focuses on protecting novel elements of its technology design covering the principal jurisdictions where the Corporation currently carries on business and where it believes filing for such protection is strategically, commercially, technologically or otherwise, appropriate and beneficial. These elements include, among others, core design features, implementation technologies and inventions and developments of games, in each case, where possible. In addition to the issued patents mentioned above, the Corporation has pending patent applications in the United States and certain key commercial foreign countries, such as Canada and in Europe, and files new patent applications as and where it deems appropriate. The actual protection afforded by a patent depends upon the type of patent, the scope of its coverage and the availability of legal remedies in the applicable jurisdiction.

In addition to patent rights, the Corporation has registered trademarks or trademark applications for, among other things, its primary brands, including Amaya, PokerStars, Full Tilt, BetStars, and related brands, as well as its live poker tours in more than 40 jurisdictions around the world where the Corporation believes there is a commercial benefit for having such registrations. The Corporation continuously monitors its trademark portfolio and files new registration applications as and when it deems appropriate.

To complement the Corporation’s owned intellectual property, the Corporation has in the past and may in the future enter into brand licensing agreements with various third parties to develop product offerings based on their respective marks, characters and themes. Amaya believes that its use of licensed brand names and related intellectual property may contribute to the appeal and success of its products. These licensing agreements may be subject to various conditions and typically involve Amaya paying royalties to each licensor. Licensors also typically have the right to inspect and approve the use of licensed property.

The source code for the Corporation’s software is generally protected under trade secret law and confidential information law, as the case may be in a particular jurisdiction, as well as applicable copyright law. The Corporation recognizes, however, that effective protection may be limited or not available in some countries in which it offers its products and services. The Corporation licenses the use of its software to end-users, which may provide additional protection through the use of contractual provisions in the applicable license agreements. In particular, these licenses contain, among other restrictions, customary provisions prohibiting the unauthorized reproduction, disclosure, reverse engineering and transfer of the Corporation’s licensed software and related intellectual property. Moreover, any licensing of the Corporation’s core intellectual property and brands is on what the Corporation believes to be strict licensing terms, with licenses being non-exclusive and limited in duration and scope.

The Corporation also seeks to protect its copyright works through either or both the registration of such works with applicable governmental authorities (where available and it deems registration strategically beneficial) and reliance on international treaties. The Corporation believes that such protection is adequate for its purposes in the jurisdictions in which it operates, or currently expects to operate in the near term. Similar to its other intellectual property rights, the Corporation continuously monitors its copyright portfolio and updates its policy regarding the registration of copyrights to seek the appropriate protection available under applicable laws.

In addition, the Corporation also enters into various types of licensing and transfer agreements related to technology and intellectual property rights. The Corporation enters certain of these agreements to obtain rights that may be necessary to produce and sell its products and services. The Corporation may also license its technology and intellectual property to third parties through various licensing agreements.

Notwithstanding the Corporation’s efforts to protect its intellectual property, the Corporation may not be successful in obtaining the patents, trademarks, industrial designs and other protections for which it has applied. Amaya’s issued patents and registered intellectual property rights and those that may be issued or registered in the future, may be challenged, narrowed, circumvented or found to be invalid or unenforceable, which could limit Amaya’s ability to stop competitors from marketing related products or services or the length of term of protection that Amaya may have for its products or services. Despite efforts to protect its proprietary rights, third parties may infringe on the Corporation’s intellectual property rights and in such situations the Corporation may be required to defend such rights. The defense of such rights may divert management’s attention to the business and involve a significant expense, and the Corporation may not be successful in defending its rights. In addition, others, including Amaya’s competitors, may be able to independently develop substantially equivalent intellectual property, and the rights granted to Amaya under any of its issued or registered intellectual property, or future rights, may not provide it with any meaningful competitive advantages against these competitors. See also “Risk Factors and Uncertainties” below.

Regulatory Environment

General

The offering and operation of online and mobile real-money gaming platforms and the development and use of gaming-related software are subject to extensive regulation and approval by various federal, state, provincial and foreign authorities (collectively, “gaming authorities”). Gaming laws require the Corporation to obtain licenses or findings of suitability from gaming authorities, including for each of the subsidiaries of the Corporation engaged in these activities, and certain of the Corporation’s directors, officers, employees and, in some instances, significant shareholders (typically beneficial owners of more than 5% of a company’s outstanding equity). The criteria used by gaming authorities to make determinations as to qualification and suitability of an applicant varies among jurisdictions, but generally require the submission of detailed personal and financial information followed by a thorough investigation. Gaming authorities have broad discretion in determining whether an applicant qualifies for licensing or should be found suitable. Gaming authorities generally look to the following criteria when determining to grant a license or finding of suitability, including (i) the financial stability, integrity and responsibility of the applicant, (ii) the quality and security of the applicant’s online real-money platform and gaming equipment and related software, as applicable, (iii) the past history of the applicant, and (iv) the effect on competition. Gaming authorities may, subject to certain administrative proceeding requirements, (i) deny an application, or limit, condition, restrict, revoke or suspend any license, registration, finding of suitability or approval, and (ii) fine any person licensed, registered or found suitable or approved.

If any director, officer, employee or significant shareholder of the Corporation fails to qualify for a license or is found unsuitable (including due to the failure to submit required documentation) by a gaming authority, the Corporation may deem it necessary, or be required, to sever its relationship with such person, which may include terminating the employment of any such person or divesting any such person of any interest in the Corporation, as permitted under the redemption provision in the Corporation’s articles.

Gaming authorities have the right to investigate any individual or entity having a relationship to, or involvement with, the Corporation or any of its subsidiaries, to determine whether such individual or entity is suitable or should be licensed to do business as a business associate of the Corporation. In addition, certain gaming authorities monitor the activities of the entities they regulate both in their respective jurisdiction and in other jurisdictions to ensure that such entities are in compliance with local standards on a worldwide basis.

As a regulated entity, the Corporation is required to maintain strong corporate governance standards and is required to, among other things, maintain effective internal controls over its financial reporting and disclosure controls and procedures, maintain systems for accurate record keeping, file periodic reports with gaming authorities and maintain strict compliance with various laws and regulations applicable to it. In addition, there are various other factors associated with gaming operations that could burden the Corporation’s business and operations, including, without limitation, compliance with multiple, and sometimes conflicting, regulatory requirements, jurisdictional limitations on contract enforcement, foreign currency risks, certain restrictions on gaming activities, potentially adverse tax risks and tax consequences, including, without limitation, the imposition of new or additional taxes, such as additional corporate tax, value-added taxes, point of consumption taxes and gaming duties, and changes in the political and economic stability, regulatory and taxation structures and the interpretation thereof in the jurisdictions in which the Corporation and its licensees operate. Any or all of such factors could have a material adverse effect on the Corporation’s business, operating results and financial condition. See also “Risk Factors and Uncertainties” below.

Regulation of the Corporation’s Business

Amaya, through certain of its subsidiaries, is licensed or approved to offer, or legally offers under third-party licenses or approvals, its products and services in various jurisdictions throughout the world, including the United Kingdom, Italy, France, Spain,

Estonia, Belgium, Denmark, Bulgaria, Greece, Ireland, Romania, the Isle of Man, Malta, the State of Schleswig-Holstein in Germany, the Provinces of Quebec and Ontario in Canada, and the State of New Jersey in the United States.

Rational Group’s primary market is the European Union and it currently operates some or all of its online gaming products or services in various European Union jurisdictions through national licenses or approvals, including in the United Kingdom, Italy, France, Spain, Estonia, Belgium, Denmark, Bulgaria, Greece, Ireland, Romania, Malta and the State of Schleswig-Holstein in Germany. Additionally, Rational Group’s subsidiaries that hold Malta licenses use the same to offer some or all of its online gaming verticals to residents in European Union member states in compliance with established European Union rules and principles on the free movement of services. Amaya believes there is an ongoing trend for European Union member states to establish national regulatory, licensing and taxation systems for online gaming, including, but not limited to, poker, casino, sportsbetting or a combination thereof. According to the European Commission, all national regulatory systems for online gaming must comply with applicable European Union law.  Amaya intends to seek licensure in more European Union member states if and when such member states introduce their own national regulatory and licensing systems.

Outside the European Union, the licenses and approvals granted to Amaya subsidiaries by the applicable gaming authorities in the Isle of Man and Malta generally permit the applicable entity to operate and accept customers in various jurisdictions around the world where no national regulatory and licensing system specifically requires licensure by foreign operators. Amaya anticipates there is a potential for national regulation of online gaming outside the European Union and that this may result in potential licensing or partnerships with private operators in various jurisdictions.  See also “Regulatory Environment—Regulatory Strategy” below.

Set forth below is an overview of certain of Amaya’s various licenses and approvals as it relates to the operation of its online real-money gaming offerings.

Isle of Man

Under the Online Gambling Regulation Act 2001, the Isle of Man Gambling Supervision Commission (the “IoM Gambling Commission”) maintains responsibility for the regulation and supervision of all online gaming activities in the Isle of Man, and for investigating the character and financial status of any person applying for or holding a license in connection with online gaming. The IoM Gambling Commission is authorized to grant a license to conduct online gaming to a company if the Commission is satisfied: (i) that the company is under the control of persons of integrity; (ii) as to the beneficial ownership of the share capital of the company; (iii) that the activities of the company are under the management of persons of integrity and competence; and (iv) that the company has adequate financial means available to conduct online gaming. Licenses are generally valid for a maximum of five years. The IoM Gambling Commission may revoke a license if the licensee fails, at any time, to meet any of the initial licensure requirements. The IoM Gambling Commission may suspend or revoke a license if the holder of the license or designated official is convicted of certain offenses, or is convicted “by a court in any country or territory in the world of an offense punishable (in that country or territory) in the case of an adult by custody for an unlimited period or a term of two years or more.” The license may also be suspended or revoked for other reasons, including the failure to pay required fees, failure to comply with license conditions or obligations.

Two of the Corporation’s subsidiaries hold licenses issued by the IoM Gambling Commission allowing the Corporation to provide poker, casino and betting under the PokerStars and Full Tilt brands, each of which were renewed on March 10, 2014 and expire on March 9, 2019.

Malta

Under the Maltese Lotteries and Other Games Act 2001 and the Remote Gaming Regulations (S.L. 438) (collectively, the “Maltese Regulations”), the Malta Lotteries and Gaming Authority (the “Maltese Authority”) regulates all aspects of gaming in Malta. Pursuant to the Maltese Regulations, any person who operates, promotes, sells, supplies or manages interactive gaming in or from Malta must obtain the appropriate license from the Maltese Authority. The Maltese Authority issues four classes of Remote Gaming Licenses: (i) a Class 1 Remote Gaming License which is a remote gaming license; (ii) a Class 2 Remote Gaming License - remote betting office license; (iii) a Class 3 Remote Gaming License - license to promote and/or abet remote gaming from Malta; and (iv) a Class 4 Remote Gaming License - license to host and manage remote gaming operators, excluding the licensee. The above-referenced licenses or an authorized equivalent from a European Economic Area jurisdiction approved by the Maltese Authority are required to operate, promote, sell, or abet internet gaming in or from Malta.

Three of the Corporation’s subsidiaries hold an aggregate of 12 licenses issued by the Maltese Authority, including Class 1, Class 2, Class 3 and Class 4 licenses, which enables such subsidiaries to offer all respective products and services listed above. Absent any renewals or extension under the terms of the governing licensing agreements, the Class 1 licenses are set to expire on dates ranging from December 17, 2018 to February 20, 2020, the Class 2 licenses are set to expire on January 20, 2020, the Class 3 licenses are set to expire on dates ranging from December 22, 2016 to December 10, 2017 and the Class 4 licenses are set to expire on December 22, 2016.

Remote gaming operators are required to pay a gaming tax to the Maltese Authority. The amount of this tax varies depending on the type of license issued and maintained by the operator or software or services supplier.

Estonia

The Estonian Tax and Customs Board maintains responsibility for the issuance of activity licenses and operating permits for gaming and lotteries in Estonia, and also acts as the gaming supervisory agency in Estonia. The Estonia Gambling Act, RT I 2008, 47, 261 (the “Estonia Gambling Act”) was enacted to establish elevated requirements for gaming operators, provide measures for the protection of players, and reduce the negative consequences of gaming and its impact on society. “Remote gambling” under the Estonia Gambling Act is generally defined as the gaming organization of gambling where the outcome of the game is determined by an electronic device, and the player can participate in the game by electronic means of communication, including telephone, internet and media services.

On August 18, 2010, one of Amaya’s subsidiaries was awarded an activity license which became effective on August 23, 2010. Activity licenses are generally valid for an unspecified period of time. On September 20, 2010, that subsidiary was further awarded an operating permit for the organizing of games of chance in the form of remote gambling concerning one of Amaya’s domain names. This operating permit, which was subsequently renewed in September 2015, is valid through September 21, 2020.

Spain

In Spain, gaming is traditionally regulated by the seventeen autonomous regions within each of the respective territories. Spain’s Gambling Act (the “Spanish Gambling Act”) became effective on May 29, 2011, in order to, among other things, regulate online gaming nationwide. The Spanish Gambling Act covers “gaming operations through electronic, interactive, and technological means” including the internet, television, mobile phones, and land lines. The types of gaming activities controlled under the Spanish Gambling Act include sports betting, horse racing betting, raffles, competitions, and “other games,” which includes poker. The Spanish Gambling Commission is responsible for enforcement of the Spanish Gambling Act and has sanctioning authority.

The Spanish Gambling Act establishes two categories of licenses: general and single, as well as a permit for offering occasional games. A general license is required to offer certain types of betting games, raffles, and games categorized as “other games.” General licenses are valid for a ten year term, and may be renewed for additional ten year periods. The Spanish Gambling Commission offers general licenses through a competitive and public process. The Gambling Act requires applicants to apply for provisional registration in the General Register of Gambling Licenses prior to requesting a call, or public notice of application, for a general license. The Gambling Act grants the Spanish Gambling Commission the authority to restrict the number of licenses awarded for each type of game based on public interest and whether a company requests a call, in each case allowing the Spanish Gambling Commission to control the license review and authorization process. If the number of licenses for a particular type of game is restricted, the licenses offered during that call are not automatically renewable.

On June 1, 2012, one of Amaya’s subsidiaries was granted a general license for the development and operation of games in the “Other Games” category and a singular license for the offering of online poker. The same subsidiary is also authorized to conduct the advertising, sponsorship and promotion of the games authorized by the licenses. This general license is valid for a ten year term and the singular license is valid for a five year term. This subsidiary has also been granted singular licenses for blackjack, roulette and sportsbetting and a general license for sportsbetting. The licenses for blackjack and roulette expire on February 2, 2018. The sportsbetting licenses expire on June 2, 2025 and June 2, 2020, respectively.

Greece

In Greece, the Hellenic Gaming Commission (the “HGC”), in partnership with the Greek Ministry of Finance (the “Greek Ministry”) is responsible for regulating and supervising the online gaming industry. In 2011, the Greek government enacted new legislation relating to all forms of gaming (the “Greek Gambling Act”). Under the Greek Gambling Act, companies that have been licensed by the Greek Ministry through public tenders are authorized to offer online gaming and may partner or otherwise contract with third parties, who do not have licenses issued by the Greek Ministry, to offer online gaming. The Greek Gambling Act also allows for companies that hold licenses in other member states of the European Union to apply for interim temporary licenses, valid until the formal licenses are awarded. The HGC issued twenty-four temporary licenses under the Gambling Act.

In November 2013, the Rational Group partnered with Diamond Link Ltd. (“Diamond Link”) to allow Greek players to utilize Amaya’s product offerings. Diamond Link is one of the twenty-four temporary license holders in Greece, and through Amaya’s partnership, two of Amaya’s websites operate under that authorization.

Denmark

Under the Denmark Gambling Act, the Denmark Gambling Authority (the “DGA”) maintains the licensing procedure for individuals and entities looking to provide betting and online casino services in Denmark. The DGA defines online casino services as “those where the player and operator do not meet physically, for instance where games are sold via the internet, telephone or television.” Online casino games can include roulette, blackjack, baccarat, punto banco, poker and “combination games”. A license to operate online casino services is valid for a term of five years. If the applicant has not yet obtained the required certifications for its gaming system through testing, the DGA will issue a fixed-term one-year license until such certifications are complete.

On December 10, 2012, following a previously awarded one-year fixed-term license, one of the Corporation’s subsidiaries was granted a five year license to provide online casino and poker games which expires on December 31, 2016. On November 25, 2015, the same subsidiary was granted a license to provide online sportsbetting which expires on November 30, 2016.

Belgium

The Belgium Gaming Commission (the “Belgian Commission”) is responsible for issuing gaming licenses for the operation of games of chance, and ensuring the proper supervision of these games and the implementation of any regulation promulgated under applicable law. Belgian law generally prohibits the operation of a gaming establishment or the offering of gaming in any form, in any place, or in any direct or indirect way, unless a license is granted by the Belgian Commission in accordance with the Belgian law.

Gambling Management S.A., the owner and operator of Casino de Namur in Belgium, was granted a license to operate and offer online gaming through one of Amaya’s domain names. Casino de Namur partnered with Amaya to offer online gaming in Belgium. On April 20, 2011, one of the Corporation’s subsidiaries was awarded a ten-year Class E gaming license as a service provider to Gambling Management S.A.

France

The Collège De L’Autorité de Régulation des Jeux En Ligne (the “ARJEL”) oversees gaming licensing in France. Act No. 2010-476 of 12 May 2010 authorized online gaming in France for betting on sports, horse races, and circle games. Each type of online gaming requires a separate license. Government decrees and orders are also a part of the French regulatory system. The decrees and orders that the Corporation believes are relevant to its business, address, among other topics, changes of control, customer accounts, and the licensing process.

On June 25, 2010, one of Amaya’s subsidiaries was granted a five-year license by ARJEL for online poker games. The license was renewed on June 25, 2015 and expires on June 24, 2020.

Italy

Currently, L’Amministrazione Autonoma dei Monopoli di Stato (the “AAMS”) regulates gaming in Italy. Since July 2002, the AAMS has been authorized to govern the Italian gaming industry. All operators, both foreign and domestic, are required to obtain a license from the AAMS to provide online gaming services to residents in Italy. Applicants based in the European Economic Area (“EEA”), or those with an EEA passport, are eligible for a license.

On December 17, 2010, a concession to operate, among other things, poker and sports betting in Italy was awarded to one of Amaya’s subsidiaries. This license was supplemented in March 2011, and expires on June 30, 2016.

United Kingdom

Gaming in the United Kingdom is regulated by the Gaming Act 2005 (the “UK Act”). The UK Act established a gambling commission as the regulator that is responsible for granting licenses to operate as well as overseeing compliance with the UK Act. In 2014, the Gambling (Licensing and Advertising) Act 2014 was passed by Parliament which required all remote gambling operators serving UK customers and advertising in the UK to obtain a license from the UK Gambling Commission.

Since November 1, 2014, one of Amaya’s subsidiaries has been offering services under a continuation license issued by the UK Gambling Commission and on March 18, 2015 a final license was granted. The Corporation understands that so long as the applicable license fees are paid, it remains compliant with applicable UK licensure requirements and the license is not suspended, revoked or otherwise surrendered, the license will remain valid indefinitely.

Germany

The German state of Schleswig Holstein issued a license to one of the Corporation’s subsidiaries pursuant to a law adopted in 2012 that regulated and licensed online gaming. Although the law has since been repealed, the Corporation’s license will remain valid until December 21, 2018. Under such license, and only until the expiration date, which may not be extended, Amaya currently offers poker games and certain casino games to residents of Schleswig Holstein.

Bulgaria

In Bulgaria, the State Commission for Gambling (“Bulgarian Commission”) issues and maintains licenses for “gambling games” including online casino games. A license for organizing online betting must explicitly state the intended gaming activity by the holder, and may not be transferred. Bulgaria requires that the licensee be registered in a European Union member state, another state signatory to the European Economic Area Agreement, or in the Swiss Confederation. The licensee must also appoint an authorized representative with an address in Bulgaria, with the authority to represent the licensee before state authorities or Bulgarian courts.

All bets must be placed and winnings must be paid out only in Bulgarian levs and the Euro, unless the Bulgarian Commission grants preliminary permission to issue wagers and winnings in foreign currencies. The Bulgarian Gambling Act requires that certain communication equipment must be located in Bulgaria for reporting purposes.

On February 18, 2014, one of Amaya’s subsidiaries was awarded a license to offer online poker to Bulgarian residents. The license is valid for 10 years.

Romania

In Romania, the Oficiul National pentru Jocuri de Noroc (the “ONJN”) issues and maintains licenses for online gaming, but only has an interim licensing system with respect to online gaming. In August 2015, one of the Corporation’s subsidiaries was awarded an interim license by the ONJN to offer online casino, poker and sports betting to residents of Romania. The interim license is valid for one year. The Romanian government is currently working on the regulations needed to implement a full licensing system. Once such regulations are introduced, the Corporation intends to apply to convert the interim license to a full license. The Corporation currently expects a full licensing system to be in place by the end of 2016.

Ireland

In Ireland, sports betting services are licensed through the Irish National Excise Licence Office as a result of changes made to the Irish tax code in 2015. In July 2015, a subsidiary of the Corporation received a license from the Irish National Excise Licence Office to provide online sports betting to residents of Ireland. The license is valid for two years.

United States

Generally, intrastate online gaming is lawful in the United States provided the relevant gaming complies with the Unlawful Internet Gambling Enforcement Act and the particular state has enacted legislation or otherwise properly authorized the same. Further, the Federal Wire Act of 1961 (the “Federal Wire Act”) makes it unlawful to use electronic communications to make interstate bets or wagers, or transmit information that assists in making such bets or wagers, on any sporting event or contest. In December of 2011, the United States Department of Justice (the “DOJ”) issued an opinion from its Office of Legal Counsel indicating that it is the official opinion of the DOJ that the Federal Wire Act “prohibits only the transmission of communications related to bets or wagers on sporting events or contests. More specifically, “interstate transmissions of wire communications that do not relate to a ‘sporting event or contest’ [. . .] fall outside of the reach of the Wire Act.” Pursuant to this guidance, the legislatures of New Jersey, Nevada and Delaware authorized intrastate online gaming, provided that the gambling does not concern a sporting event or contest. More detail on the regulatory scheme in New Jersey is provided directly below.

New Jersey

The provision of online gaming, and other aspects of casino gaming in New Jersey, are subject to the requirements of New Jersey Casino Control Act (the “NJ Act”) and the regulations promulgated thereunder. The NJ Act created the New Jersey Casino Control Commission (the “NJ CCC”) and the New Jersey Division of Gaming Enforcement (the “NJ DGE”). In early 2013, New Jersey passed legislation allowing online gaming in the state provided that online wagering sites are hosted only by New Jersey’s land-based casino licensees and eligible customers must be over 21 years of age and physically present within New Jersey. Upon obtaining an online gaming permit, such licensees are allowed to offer online versions of all games authorized under the NJ Act. New Jersey commenced online gaming operations in November 2013.

Under the online gaming legislation, third party companies may provide services to casino licensees to facilitate the conduct of online gaming, including website hosting, and the provision of game content. Such service providers must first obtain a casino service industry enterprise (a “CSIE”) license. The NJ DGE has the responsibility to investigate all license applications and to prosecute violations of the NJ Act. The NJ CCC has the authority to decide a CSIE license application when the NJ DGE recommends the denial of a CSIE license application.

A CSIE license application requires disclosure by the entity, its holding companies and its officers, directors, management employees and all beneficial owners of 5% or more, along with applicable fees.  The entities and individuals must be found suitable by a showing of clear and convincing evidence that, among other things, the individuals are of good character, honest and financially stable. With respect to security holders, the NJ DGE may waive the qualification requirement for “institutional investors”, as defined in the NJ Act, of an applicant if certain investment conditions are met.

Due to the length of investigative time prior to issuing of a plenary CSIE license, the New Jersey regulations allow a CSIE applicant to petition the NJ DGE for a transactional waiver. The transactional waiver allows a CSIE applicant to conduct business with a casino licensee if (i) a completed application for the appropriate CSIE license has been filed, (ii) the applicant for the CSIE files a certification from a designee of the CSIE applicant stating that neither the CSIE applicant, nor any of its qualifiers, are disqualified under the NJ Act, (iii) the applicant shows good cause for granting the petition, and (iv) the CSIE applicant agrees, within 30 business days of transacting business, to supply the NJ DGE, in writing, a detailed explanation of any business transacted with a casino licensee. The granting of a transactional waiver prior to the issuance of a license is at the discretion of the NJ DGE. If granted, the transactional waiver is valid for a period of six months and may be renewed upon petition to the NJ DGE. As described below, certain subsidiaries of the Corporation were issued a transactional waiver on September 30, 2015.

The NJ DGE has broad discretion regarding the issuance, suspension or revocation of a CSIE license. The NJ DGE may also impose conditions on a license. In addition, the NJ DGE has the authority to impose fines, suspend, or revoke a license for violations of the NJ Act, including the failure to satisfy the licensure requirements. A CSIE license is effective for five years and will essentially remain effective thereafter unless the license is suspended, otherwise expires, or is revoked. The applicant is asked to submit updated information every five years, and is under a continuing duty to keep all information supplied within its license application current. All costs of the license investigation are borne by the CSIE applicant or CSIE licensee.

In addition to the required licensure, all software related to online gaming, including gaming content and equipment, manufactured, distributed or sold to New Jersey casino licensees is subject to a technical examination and approval by the NJ DGE for, at a minimum, quality, design, integrity, fairness, honesty, suitability and compliance with technical standards.

On September 30, 2015, following a thorough and exhaustive review, the NJ DGE granted certain subsidiaries of the Corporation a transactional waiver authorizing them to conduct online gaming in New Jersey using the PokerStars and Full Tilt brands. The transactional waiver contains certain conditions, including, without limitation, escheating certain funds to the State of New Jersey, separating certain individuals from employment, prohibiting certain individuals from having any relationship with the Corporation and informing the NJ DGE of various actions of such individuals, providing the NJ DGE with notice of certain corporate actions and copies of records relating to the same, and providing certain inspection rights to the NJ DGE. The Corporation has previously entered into an agreement with Resorts Casino Hotel in Atlantic City, New Jersey to conduct online gaming in the state through the use of both of these brands.

Regulatory Strategy

Amaya seeks to ensure that it obtains all permits, authorizations, registrations and/or licenses necessary to develop and offer its products and services in the jurisdictions in which it operates and where it is otherwise required to do so.  In particular, Amaya intends to seek licensure in more European Union member states if and when such member states introduce their own independent regulatory and licensing systems. Outside of the European Union, Amaya anticipates there may be a potential for regulation of online gaming, including online poker, casino and/or sportsbook, and that this may result in potential licensing or partnerships with private operators or governmental bodies in various jurisdictions. With respect to online gaming, Amaya supports regulation, including licensing and taxation regimes, which it believes will promote sustainable online gaming markets that are beneficial for consumers, governments and the citizens of the regulating jurisdiction, operators, and the industry as a whole. Amaya strives to work with applicable governmental authorities to develop regulations that it expects would protect consumers, encourage responsible gaming, ensure efficient taxation and promote regulated gameplay. Amaya also strives to be among the first of the licensed operators in newly-regulated jurisdictions, in each case to the extent it would be in furtherance of Amaya’s business goals and strategy and in compliance with its policies and procedures.

Amaya also seeks to ensure that its systems, products and services comply with all the regulations and guidelines published by the jurisdictions in which it operates. The Corporation works with regulatory and governmental bodies, and its products, including the software and technological infrastructure underlying the same, undergo comprehensive, exhaustive and rigorous testing by such regulatory and governmental bodies, as well as by independent industry leading internal and third-party testing, accreditation and certification laboratories (including, without limitation, GLI and BMM) to ensure, among other things, security, conformity to applicable regulations and game integrity. The Corporation seeks to meet or exceed best operational and customer protection practice requirements, each with a particular emphasis on fair and responsible gaming.

Amaya further seeks a zero tolerance approach to money laundering, fraud and collusion and works with regulators and law enforcement globally on such matters. Amaya believes that it has a robust and extensive anti-money laundering policy and framework in effect, and conducts customer due diligence and background investigations while routinely monitoring customer activity (including, without limitation, deposits, cashouts, customer-to-customer transfers and game play), all in accordance with applicable rules and laws. Amaya also has a dedicated compliance team that works with the Corporation’s employees and various departments to implement routine business activity monitoring and seeks to ensure that the Corporation complies with its regulatory obligations under its licenses, as well as all applicable anti-money laundering, anti-fraud and anti-collusion rules and laws. For further information regarding Amaya’s regulatory strategy and its commitment to ethical business conduct, see “Business of the Corporation—Technology Infrastructure and Research and Development” and “Directors and Officers—Ethical Business Conduct”.

Other Regulatory Considerations

The Corporation handles, collects, stores and uses certain personal information of its customers, which is subject to the laws relating to the protection and security of privacy and data that apply in various jurisdictions in which it operates, particularly across Europe. Data and information protection laws, require, among other things, that entities collecting and processing such personal information do so fairly and lawfully, that they obtain the consent of the individuals whose personal information is being used (especially in relation to the use of sensitive data and information), that the purpose for which such personal information will be used will not exceed or extend beyond the purpose for which such consent was first obtained and that adequate technical and organizational safeguards are put in place to protect the storage and use of such personal information, including any transfers of the same.  Failure to comply with applicable laws on data and information protection and privacy can give rise to regulatory sanctions, fines and, in certain limited cases, criminal liability. As a result, the Corporation provides and updates its privacy statements as well as its terms and conditions for use of its products and services on its sites, all in accordance with its obligations under the relevant privacy and data and information protection legislation.

The Corporation is also subject to numerous other domestic and foreign laws and regulations. See also “Risk Factors and Uncertainties—Risks Related to Regulation—The Corporation’s business is subject to complex and evolving domestic and foreign laws and regulations regarding the Internet, privacy, data protection, and other matters. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to the Corporation’s business practices, monetary penalties, increased cost of operations, or declines in customer growth or engagement, or otherwise harm its business.”

Responsible Gaming

Amaya is dedicated to responsible gaming practices and seeks to provide its customers with the resources and services they need to play responsibly. These practices, resources and services include, without limitation, deposit limits, table and game play limits, voluntary restrictions on access and use of certain games, temporary self-exclusion and cooling off periods, and voluntary permanent exclusions from Amaya’s services, sites and applications. Amaya has also partnered with various responsible gaming organizations around the world that conduct research and offer education and direct counselling for players. These organizations include GameCare and Responsible Gaming Trust in the United Kingdom, Adictel in France, Tactus in the Netherlands, FEJAR in Spain, the National Council of Problem Gambling in the United States, Responsible Gaming Council in Canada and GamblingTherapy.org worldwide.

Human Resources

As of December 31, 2015, the Corporation had approximately 1,991 employees of which approximately 1,348 were located in Europe, approximately 289 were located in Canada, approximately 21 were located in the United States, approximately 215 were located in Central and South America, and approximately 118 were located in Australasia. These employees provide services in either general and administration, marketing, operations, including customer support and services, or information technology and research and development capacities, with operations comprising the largest department. The number of employees increased significantly in 2014, primarily as a result of the Rational Group Acquisition, which added a total of approximately 1,650 employees. In 2015, the number of employees decreased by approximately 360, primarily as a result of the divestiture of the Corporation’s B2B business and offset by new hires to support the B2C business. Although certain of Amaya’s employees in Italy, France and Australia may be party to collective bargaining or related agreements and certain of Amaya’s employees in the European Union may be represented by labor unions, to its knowledge, the vast majority of its employees are not. However, the Corporation has never experienced any employment-related work stoppages and believes its relationship with its employees is good.

The Corporation has numerous policies and practices, including, without limitation, a Code of Business Conduct, a Disclosure, Confidentiality and Trading Policy, an Anti-Bribery & Anti-Corruption Policy, and a Whistleblower Policy, that are collectively designed to deter wrongdoing and promote, among other things, legal, honest, ethical, healthy and safe conduct, good governance, and transparency and effective communication between and among employees, management and the public. The Code of Business Conduct and Amaya’s Anti-Bribery & Anti-Corruption Policy, as applicable, also provide rules and guidelines regarding compliance with Canada’s Corruption of Foreign Public Officials Act (the “CFPOA”), the U.S. Foreign Corrupt Practices Act (the “FCPA”), and any local anti-bribery or anti-corruption laws that may be applicable, such as the U.K. Bribery Act (2010) (the “U.K. Bribery Act”) and the Isle of Man Bribery Act (2013) (the “IOM Bribery Act”), and to evidence Amaya’s commitment to full compliance, including compliance by its officers, directors, employees and agents, therewith. See also “Directors and Officers—Ethical Business Conduct”.  In addition, the Corporation has a policy of entering into confidentiality and non-disclosure agreements with its employees and limiting access to and dissemination of its proprietary technology and confidential information.

Specialized Skill and Knowledge

The development, design, marketing and distribution of the Corporation’s current products and services require specialized skills and knowledge, particularly in the areas of software architecture, development, conceptualization, and graphic design, as well as in the poker, casino, sports betting and daily fantasy sports verticals. Amaya believes it has personnel with the required specialized skills and knowledge to carry out its operations. While the current labor market in the industries in which the Corporation operates is highly competitive, the Corporation expects to, but there can be no assurance that it will, attract and maintain appropriately qualified employees for fiscal 2016. If the Corporation fails to attract and maintain appropriately qualified employees, its business, financial condition and operating results could be materially adversely affected.

Facilities

The Corporation maintains approximately 15 offices internationally. The Corporation’s headquarters are located in Pointe-Claire, Québec, Canada, where its general and administrative departments primarily operate. These premises are leased and consist of approximately 28,000 square feet of space, with a lease term that expires on October 31, 2018.

Rational Group’s general and administrative, marketing and information technology departments, including some of its R&D, operate from its headquarters in Douglas, Isle of Man. Rational Group’s headquarters consist of approximately 65,000 square feet of office space and are owned by an Amaya subsidiary. R&D is also based out of offices in Toronto and Dublin.

The Corporation, through its subsidiaries, also leases office space in Austin (Texas, United States), Hollywood (Florida, United States), Linwood (New Jersey, United States), London (England), Malta, Paris (France), Sydney (Australia), San Jose (Costa Rica), and elsewhere internationally.

The Corporation, through its subsidiaries, has data centers and transit points of presence throughout Europe and in certain locations in the United States. These include (i) approximately 14 data center facilities leased in the Isle of Man, France, Germany, Italy, Portugal, Spain, Malta, Estonia, the United States, the United Kingdom and Belgium, and (ii) approximately five transit points of presence leased in the United Kingdom, the United States, the Netherlands and Italy.

Amaya believes that its facilities are suitable and adequate for its current needs.

GENERAL DEVELOPMENT OF THE BUSINESS

Amaya was incorporated in 2004 and completed its initial public offering (“IPO”) on the TSX Venture Exchange in July 2010.  Amaya graduated to the Toronto Stock Exchange (“TSX”) in October 2013, was added to the S&P/TSX Composite Index in September 2014, and was listed on the Nasdaq Global Select Market in June 2015.  Immediately following its IPO, the Corporation’s revenues were generated primarily through an internally developed B2B mobile lottery solution. However, in early 2011, the Corporation announced plans to further strengthen its B2B market position and facilitate its anticipated growth through strategic acquisitions. Such acquisitions developed Amaya’s diversified gaming solutions, products and services and shifted its focus from emerging markets to significantly larger markets, including the United States and Europe. In August 2014, Amaya completed the Rational Group Acquisition, which significantly expanded its operations into the B2C business. Following the Rational Group Acquisition, Amaya explored additional strategic opportunities resulting in the divestment of its B2B business and its transformation into a pure-play consumer technology company. The Corporation believes that these strategic transactions, along with certain financings and capital markets activities, corporate initiatives, and other announcements, each as further detailed below or elsewhere in this annual information form, have been the primary influence on the general development of its business during the last three completed financial years.

Recent History of the Former B2B Business (2013-2015)

Diamond Game Enterprises

In February 2014, Amaya completed its acquisition of all the issued and outstanding equity of Diamond Game for approximately US$25 million, subject to customary post-closing purchase price adjustments and hold-backs, which included the retirement of Diamond Game’s then-outstanding debt. Diamond Game is a designer and manufacturer of gaming related products for the global land-based casino gaming and lottery industries. Diamond Game has two primary business units: (i) casino products, which develops products for the video lottery terminal, Class II, Class III, commercial casino and racetrack markets; and (ii) lottery products, which creates and manufactures products for the land-based public gaming and charity markets, including its LT-3 instant ticket vending machine, which dispenses pull tab or break open or scratch tickets while simultaneously displaying the results of each ticket on a touchscreen video monitor.

On May 5, 2015, Amaya completed the spin-off of Diamond Game through the initial public offering (the “Innova Offering”) of common shares of Innova Gaming Group Inc. (TSX: IGG) (“Innova”). The Innova Offering, which included a treasury offering of common shares by Innova and a secondary offering of common shares of Innova by Amaya, resulted in Amaya receiving aggregate net proceeds of approximately $34.1 million and maintaining ownership of approximately 40% of the issued and outstanding common shares of Innova. Amaya formed Innova in connection with the Innova Offering, and Innova currently holds all of the shares of Diamond Game.

WagerLogic Malta Holdings Ltd.

In February 2014, one of Amaya’s subsidiaries completed the sale of all of the issued and outstanding shares of WagerLogic Malta Holdings Ltd. (“WagerLogic”) to Goldstar Acquisitionco Inc. (“Goldstar”) for approximately $70 million, less a closing working capital adjustment of approximately $7.5 million and subject to further customary post-closing adjustments, satisfied through cash consideration of $52.5 million and a vendor take-back in the form of a promissory note of $10 million, bearing interest at 6.0% per annum payable semi-annually in arrears starting on the second anniversary of the closing date and maturing on the fourth anniversary of the closing date. WagerLogic, through a wholly owned subsidiary, operates an online casino through its “Inter” brand, which includes InterCasino, InterPoker and InterBingo, among other names (the “InterCasino Business”). Amaya acquired the InterCasino Business through its acquisition of CryptoLogic in July 2012. The share purchase agreement for this divestiture also provides for a bonus payment of US$10 million to be paid by Goldstar to Amaya if CryptoLogic Operations Limited (“Cryptologic Operations”) achieves an annual net revenue target of at least US$30 million during the second year following the closing date (payable in 12 monthly installments during the third year following the closing date), and an additional bonus payment of US$10 million if Cryptologic Operations achieves an annual net revenue target of at least US$40 million during the third year following the closing date (payable in 12 monthly installments during the fourth year following the closing date). As of December 31, 2015, Cryptologic Operations did not achieve the first annual net revenue target and as such, Amaya did not receive the applicable additional bonus payment. Amaya currently does not expect Cryptologic Operations to achieve the second annual net revenue target either.

Until Amaya completed the Chartwell/Cryptologic Sale (as defined below), it continued to license online casino games to WagerLogic for the InterCasino Business. Amaya and certain of its subsidiaries also entered into a two-year revenue guarantee agreement under which they jointly and severally guaranteed the financial obligations of such subsidiaries under the service agreements related to the same. For information regarding amounts paid and accrued during such two-year period under the revenue guarantee agreement, see the 2015 Annual Financial Statements.

As of December 31, 2015, Amaya also beneficially owned 4,920,000 common shares of The Intertain Group Ltd. (TSX: IT) (“Intertain”), WagerLogic’s parent company, and $3.85 million aggregate principal amount of 5.0% unsecured subordinate convertible debentures of Intertain maturing on December 31, 2018 (TSX: IT.DB), which are convertible at Amaya’s option into Intertain Common Shares at a price of $6.00 per share. The Intertain Common Shares held by Amaya were issued to Amaya as a result of a combination of the exchange for Goldstar shares (the outstanding securities of Goldstar were exchanged for Intertain securities in February 2014), the purchase of Intertain Common Shares in the open market in early 2014, and the exercise of certain Intertain Common Share purchase warrants in 2015.

Ongame Network Ltd.

In December 2014, Amaya sold Ongame, a provider of poker software and network solutions, to NYX Gaming (Gibraltar) Limited, a wholly-owned subsidiary of NYX Gaming Group Limited (TSXV: NYX) (“NYX Gaming Group”), for a purchase price equal to the sum of (i) USD $1.00 (paid at the closing), plus (ii) an amount equal to eight times Ongame’s EBITDA (as defined in the purchase agreement governing the sale) for the year ending December 31, 2015, less any required working capital adjustments. The purchase price is only payable in 2016 upon determination of such amount based on Ongame’s 2015 year-end EBITDA (as defined in, and calculated in accordance with, the purchase agreement). As of the date hereof, Ongame’s 2015 year-end EBITDA has not yet been determined in accordance with the purchase agreement. In connection with this divestiture, Amaya and NYX Gaming Group entered into a strategic investment transaction pursuant to which NYX Gaming Group issued, and Amaya purchased, a $10 million unsecured convertible debenture on November 17, 2014 which matures two years after the date of issuance and bears interest at 6.00% per annum, payable at maturity. At Amaya’s option, both interest and principal are payable in ordinary shares of NYX Gaming Group at any time prior to the maturity date of November 17, 2016. Amaya subsequently assigned an aggregate of $1 million of the unsecured convertible debenture to four individuals and the remaining $9 million to Rational Group.

Cadillac Jack Inc.

On July 1, 2015, Amaya announced the completion of the sale of Cadillac Jack (the “Cadillac Jack Sale”) to AGS, LLC, an affiliate of funds managed by Apollo Global Management, LLC (NYSE:APO), for approximately US$382 million, comprising cash consideration of US$370 million, subject to adjustment, and a US$12 million payment-in-kind note, bearing interest at 5.0% per annum and due on the eighth anniversary of the closing date. Cadillac Jack designs and manufactures a portfolio of physical gaming machines, including video reel slots, wide area and multi-level progressives and Latin style bingo games. It also develops content and technologies specific to the needs of each of the markets it serves, including the tribal, commercial and charitable gaming markets in the United States and the gaming market in Mexico.

Amaya used the net proceeds from the Cadillac Jack Sale for deleveraging, which included the repayment of its then-outstanding US$240 million senior secured term loan (the “Senior Facility”) and US$100 million mezzanine subordinated unsecured term loan (the “Mezzanine Facility” and together with the Senior Facility, the “Cadillac Jack Credit Facilities”) on May 29, 2015.  The Cadillac Jack Credit Facilities contained customary covenants, including, without limitation, maintenance and incurrence covenants based on certain agreed-upon leverage and coverage ratios, each of which the Corporation was in compliance with as of and prior to their repayment in full. The repayment of the Cadillac Jack Credit Facilities resulted in the Corporation repaying approximately $425.33 million (USD $344 million) of debt, thereby eliminating all related debt service costs, including interest payments, of each of the Senior Facility and Mezzanine Facility. For more information on the Credit Facilities and the repayment of the same, see the 2015 Annual Financial Statements and 2015 Annual MD&A.

Amaya (Alberta) Inc. (formerly Chartwell Technology Inc.) and CryptoLogic Ltd.

On July 31, 2015, Amaya announced that it completed the sale of Cryptologic to NYX Gaming Group and Chartwell to NYX Digital Gaming (Canada) ULC, a subsidiary of NYX Gaming Group (the “NYX Sub”) (together, the “Chartwell/Cryptologic Sale”) for gross proceeds of approximately $150 million, subject to adjustment, of which $110 million was paid in cash and $40 million was paid by the NYX Sub through the issuance of exchangeable preferred shares (the “NYX Sub Preferred Shares”). Collectively, Chartwell and CryptoLogic formed Amaya’s B2B online casino business.

The Corporation used the majority of the cash net proceeds from the Chartwell/Cryptologic Sale for deleveraging, including the Refinancing (as defined below). The NYX Sub Preferred Shares, which were subsequently amended in December 2015, (i) rank in priority to all common shares and any other preferred shares of the NYX Sub outstanding as of the closing in the event of winding-up, dissolution or liquidation of the NYX Sub; (ii) are redeemable for cash at any time at the option of the NYX Sub and are subject to mandatory redemption in the event of any financing completed by NYX Gaming Group or any of its affiliates (until all issued and outstanding NYX Sub Preferred Shares are redeemed), in each case at a price equal to the initial liquidation preference of $40 million, as adjusted from time to time; (iii) are not entitled to receive any dividends; (iv) are not transferrable or assignable, except to an affiliate; and (v) are exchangeable into NYX Gaming Group ordinary shares at any time after one year from the closing date, in whole or in part, upon 35 days’ advance written notice to the NYX Sub, at the then applicable exchange ratio, which was initially equal to 8 million NYX Gaming Group ordinary shares. The exchange ratio will increase every six months following the closing date at a rate of 3% for so long as the NYX Sub Preferred Shares are outstanding.

In connection with the Chartwell/Cryptologic Sale, an Amaya subsidiary and NYX Gaming Group entered into a supplier licensing agreement (the “Licensing Agreement”) for a term of six years, under which NYX Gaming Group is expected to provide certain casino gaming content to Amaya’s real-money online casino offering, including on its PokerStars and Full Tilt brands. Pursuant to the Licensing Agreement, a subsidiary of Amaya will pay NYX Gaming Group a minimum license commitment in the amount of $12 million per year for each of the first three years of the Licensing Agreement.

Acquisition of the B2C Business

On August 1, 2014 (the “Rational Group Acquisition Closing Date”), Amaya expanded its operations into its B2C business by completing the purchase of all the issued and outstanding equity of the Rational Group in an all-cash transaction for a purchase price of approximately US$4.9 billion, including a certain deferred payment payable within 30 months of the closing of the transaction. The purchase price of the transaction was financed through a combination of debt financing, equity financing and cash on hand. For additional detail on the deferred payment, see the 2015 Annual MD&A.

The debt financing consisted of (i) a US$1.75 billion seven-year first lien term loan priced at LIBOR plus 4.00% and a €200 million seven-year first lien term loan priced at Euribor plus 4.25%, in each case with a 1.00% LIBOR and Euribor floor, as applicable, (ii) a US$100 million five-year first lien revolving credit facility priced, at Amaya’s option, at LIBOR plus 4.00% or ABR plus 3.00%, none of which was drawn as of the closing of the Rational Group Acquisition, and (iii) an US$800 million eight-year second lien term loan priced at LIBOR plus 7.00%, with a 1.00% LIBOR floor (collectively, the “Rational Group Facilities”). The Rational Group Facilities were fully underwritten by Deutsche Bank AG New York Branch (“Deutsche Bank AG”), Barclays Bank PLC (“Barclays”) and MIHI LLC. The obligations of the lenders under the Rational Group Facilities are several and not joint. Deutsche Bank AG acted as sole administrative agent and as sole collateral agent for the first lien facilities and Barclays acted as sole administrative agent and as sole collateral agent for the second lien facility. Both GSO Capital Partners LP and certain funds or accounts managed or advised by it or its affiliates (collectively, “GSO”) and BlackRock Financial Management, Inc. and certain funds or accounts managed or advised by it or its affiliates (collectively, “BlackRock”) participated in the debt financing. In August 2015, Amaya refinanced certain of this debt (the “Refinancing”), which included the repayment of approximately US$590 million of the second lien term loan through a combination of an approximately US$315 million and €92 million increase in the first lien term loans, respectively, and approximately US$195 million in cash. For more information regarding the debt financing and refinancing, as well as information regarding certain of Amaya’s hedging activities related to the same, see the 2015 Annual Financial Statements and 2015 Annual MD&A.

The equity financing comprised the issuance, on a private placement basis, of (i) US$1.05 billion of Preferred Shares (the “Preferred Share Financing”), (ii) $640 million of subscription receipts (the “Subscription Receipts” and, the offering of the Subscription Receipts, the “Subscription Receipt Offering”) and (iii) US$55 million of Common Shares to GSO at a price of $20.00 per Common Share. In connection with the transaction, as payment for a portion of the fees payable to GSO and BlackRock and consideration for their significant roles in the financing of the transaction, Amaya also granted 11,000,000 Common Share purchase warrants to GSO and 1,750,000 Common Share purchase warrants to BlackRock, each with an exercise price of $0.01 and exercisable for a term of ten years.

In connection with the Preferred Share Financing, Amaya entered into an agreement with Canaccord Genuity Corp. (“Canaccord Genuity”) pursuant to which Canaccord Genuity purchased from treasury, on an underwritten bought-deal, private placement basis, approximately US$179.2 million of Preferred Shares. Amaya also entered into separate subscription agreements with each of GSO and BlackRock pursuant to which (i) GSO purchased US$600 million of Preferred Shares, and (ii) BlackRock purchased approximately US$270.8 million of Preferred Shares. The Preferred Shares are not listed on any exchange but, subject to certain limitations and restrictions, are freely transferable at the option of the holder. The terms of the Preferred Shares are set forth below under the heading “Description of Capital Structure – Preferred Shares”.

The Subscription Receipt Offering was completed on a bought-deal, fully underwritten, private-placement basis pursuant to an underwriting agreement entered into among Amaya and a syndicate of underwriters led by Canaccord Genuity, Cormark Securities Inc. (“Cormark”) and Desjardins Capital Markets (“Desjardins”, and together with Canaccord Genuity, Cormark and the remaining members of the syndicate, the “Underwriters”). Under the terms of the underwriting agreement, the Underwriters purchased 32,000,000 Subscription Receipts at a price of $20.00 per Subscription Receipt, for aggregate gross proceeds to Amaya of $640 million. The Subscription Receipt Offering closed on July 7, 2014 and the Subscription Receipts converted into Common Shares on a one-to-one basis upon the completion of the Rational Group Acquisition.

Amaya funded approximately US$213 million from cash on hand, which included a US$50 million deposit made on June 12, 2014, the date of the announcement of the Rational Group Acquisition.

In connection with the Rational Group Acquisition, each of GSO and BlackRock entered into separate registration rights agreements with the Corporation (together, the “Registration Rights Agreements”) regarding the qualification and registration, as applicable, for resale of Common Shares, Preferred Shares and other registrable securities held by GSO or BlackRock (collectively, the “Registrable Securities”). The Registration Rights Agreements also grant GSO and BlackRock the right to make a written request that the Corporation effect a public underwritten offering and sale of all or part of the Registrable Securities for cash pursuant to a Canadian shelf prospectus, provided that the anticipated aggregate offering price therefor, net of underwriting discounts and commissions, is at least US$50 million. In satisfaction of its obligations under the Registration Rights Agreements, Amaya filed a Canadian base shelf prospectus with the applicable Canadian securities authorities and a corresponding Form F-10 registration statement in the United States with the Securities and Exchange Commission (the “SEC”) in November 2015, both of which are final or effective, as applicable.

Each of GSO and BlackRock also entered into separate voting disenfranchisement agreements with Amaya (together, the “Voting Disenfranchisement Agreements”) under which they agreed that as long as each of them beneficially owns, or has control or direction over, Common Shares issued or issuable upon conversion of the Preferred Shares representing more than 50% of the number of Common Shares that each of them may be deemed to hold on an as-converted basis on the Rational Group Acquisition Closing Date, each of them will not vote more than 50% of such Common Shares in ordinary course shareholder proxy votes for matters relating to the composition of the board of directors of Amaya (the “Board”) (provided that GSO and BlackRock are each entitled to vote up to the full amount of such Common Shares if they are voting in favor of Board nominees proposed by Amaya or its senior management). Notwithstanding the foregoing, the Voting Disenfranchisement Agreements provide that each of GSO and BlackRock will not be disenfranchised for any other matters to be presented to shareholders, including, without limitation, approval of mergers and acquisitions, business combinations or amendments to a stock option plan.

For a description of Amaya’s B2C business, see “Business of the Corporation” above. Further details of the Rational Group Acquisition are included in Amaya’s public filings on SEDAR at www.sedar.com and Edgar at www.sec.gov, including related press releases, the Corporation’s management information circular, dated June 30, 2014, for the annual and special meeting of shareholders of the Corporation held on July 30, 2014 and the Corporation’s amended and restated business acquisition report, dated July 27, 2015.

RISK FACTORS AND UNCERTAINTIES

Certain factors may have a material adverse effect on the Corporation’s business, financial condition, and results of operations. Current and prospective investors should consider carefully the risks and uncertainties described below, in addition to other information contained in this annual information form, as well as the Corporation’s management’s discussion and analysis and consolidated financial statements and related notes. The risks and uncertainties described below are not the only ones Amaya faces. Additional risks and uncertainties that Amaya is unaware of, or that it currently believes are not material, may also become important factors that could adversely affect Amaya’s business. If any of the following risks or other unexpected risks actually occur, Amaya’s business, financial condition, results of operations, and future prospects could be materially and adversely affected. In that event, the trading price of its securities could decline, and investors could lose part or all of their investment.

Risks Related to the Corporation’s Substantial Indebtedness

The Corporation’s substantial indebtedness requires that it use a significant portion of its cash flow to make debt service payments, which could have significant adverse consequences on the Corporation and its business.

The Corporation is highly leveraged. As at December 31, 2015, Amaya had approximately US$2.57 billion of outstanding indebtedness, and the Corporation currently estimates that its debt service for the next 12 months will be approximately US$152 million, including both required principal and interest payments. The Corporation’s substantial indebtedness could have significant adverse consequences on the Corporation and its business, including:

•

requiring a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on its indebtedness, therefore reducing its ability to use cash flow to fund its operations, capital expenditures and potential future business opportunities, or to make timely payment of the deferred payment in connection with the Rational Group Acquisition;

•

making it more difficult for the Corporation to make payments on its indebtedness, and any failure to comply with the obligations of any of its debt instruments, including restrictive covenants and borrowing conditions, could result in an event of default under the agreements governing its indebtedness;

•	limiting its ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes;
•	reducing the Corporation’s flexibility in planning for, or reacting to, changes in its operations or business;
•	prohibiting the Corporation from making strategic acquisitions, developing new products and product features, introducing new technologies or exploiting business opportunities;
•	placing the Corporation at a competitive disadvantage as compared to its less-highly-leveraged competitors;
•	making the Corporation more vulnerable to downturns in its business or the economy;
•	negatively affecting the Corporation’s ability to renew gaming and other licenses; and
•	exposing the Corporation to the risk of increased interest rates as certain of its borrowings are at variable rates of interest.

Any of the foregoing could restrict or prohibit investment in or expansion of the Corporation’s business, including as a result of reduced cash flow, and have a material adverse effect on the Corporation’s business, financial condition and results of operations. For additional information on the Corporation’s outstanding long-term debt, including, without limitation, amounts outstanding, interest, certain restrictions and excess cash flow sweep requirements, see the 2015 Annual MD&A under the heading “Liquidity and Capital Resources—Long-Term Debt”.

The Corporation’s secured credit facilities and provisions governing the Preferred Shares contain covenants and other restrictions that may limit its flexibility in operating its business.

The Corporation’s secured credit facilities and provisions governing the Preferred Shares, as applicable, contain various provisions that may limit the Corporation’s ability to, among other things:

•	incur additional indebtedness or issue preferred shares;
•	pay dividends on, redeem or repurchase capital stock, redeem or repurchase subordinated debt or make other restricted payments;
•	make investments, create liens, or consolidate, merge, sell or otherwise dispose of all or substantially all of the Corporation’s assets;
•	plan for, or react to, changes in the Corporation’s business and the industries in which it operates;
•	engage in certain transactions or take certain actions if maximum leverage ratios are exceeded;
•	enter into agreements that restrict dividends or other payments from its restricted subsidiaries to the Corporation;
•	consolidate, merge, sell or otherwise dispose of all or substantially all of the Corporation’ assets;
•	engage in transactions with affiliates;
•	enter into hedging contracts;
•	create unrestricted subsidiaries; and
•	enter into sale and leaseback transactions.

A breach of any of the covenants or undertakings in the agreements governing the secured credit facilities or the terms of the Preferred Shares could result in an event of default under the same, as applicable. Upon the occurrence of an event of default under the Corporation’s secured credit facilities, if the Corporation doesn’t cure such default, the lenders could elect to declare all amounts outstanding thereunder to be immediately due and payable and terminate all commitments to extend further credit. If the Corporation were unable to repay those amounts, then the lenders under such facility could proceed against the collateral granted to them to secure that indebtedness. If the lenders under the Corporation’s credit facility accelerate the repayment of borrowings, the Corporation cannot assure that it will have sufficient assets to repay the amounts outstanding, which could have a material adverse effect on the Corporation’s business, financial condition and results of operation.  In addition, if the Corporation fails to comply with certain undertakings required by the terms of the Preferred Shares, the applicable Conversion Ratio (as defined below) may be increased between a range of 2% and 6% per annum, depending on which undertaking is breached, for each year in which the breach occurs, which would result in, among other things, dilution to the Corporation’s shareholders and increased share ownership by the holders of the Preferred Shares.

The Corporation may not be able to generate sufficient cash flows to meet its debt service obligations.

The Corporation’s ability to make scheduled payments on or to refinance its debt obligations and to make distributions to enable it to service its debt obligations depends on its financial and operating performance and the ability to generate cash from its operations. These variables are subject to prevailing economic and competitive conditions and to certain financial, business, legal, regulatory and other factors beyond the Corporation’s control, including fluctuations in interest rates, market liquidity conditions, operating costs and trends in the industries in which it operates. If the Corporation’s cash flows and capital resources are insufficient to fund its debt service obligations, then it may be forced to reduce or delay activities and capital expenditures, sell assets, seek additional capital, or restructure or refinance its indebtedness. Depending on the capital markets at the time of any such restructuring or refinancing, it is possible that such restructuring or refinancing could be available, if at all, only on unattractive terms, leading to significant increases in debt service costs and interest expenses and could potentially result in additional restrictions on the Corporation’s operations. Any required refinancing or restructuring may not be successful and may not permit the Corporation to meet its scheduled debt service obligations. In such circumstances, the Corporation could face inadequate liquidity and might be required to dispose of material assets or operations to meet debt service and other obligations.

Additionally, if the Corporation were to require additional debt financing, such additional debt could adversely affect, among other things:

•	the Corporation’s ability to expand its business, market its products and make investments and capital expenditures;
•	the cost and availability of funds from commercial lenders and other debt financing sources; and
•	the Corporation’s competitive position relative to its competitors with less debt.

Any default by the Corporation in meeting its debt service obligations in a timely manner would have a material adverse effect on its business, operating results and financial condition.

Risks Related to the Corporation’s Business

If the Corporation fails to retain existing customers or add new customers, or if its customers decrease their level of engagement with its products, the Corporation’s revenue, financial results, and business may be significantly harmed.

The size of the Corporation’s customer base and its customers’ level of engagement are critical to its success. The financial performance of the Corporation has been and will continue to be significantly determined by its success in adding, retaining, and engaging active customers. If people do not perceive the Corporation’s products to be enjoyable, reliable, and trustworthy, the Corporation may not be able to attract or retain customers or otherwise maintain or increase the frequency and duration of their engagement. A number of other online gaming and interactive entertainment companies that achieved early popularity have since seen their active customer bases or levels of engagement decline. There is no guarantee that the Corporation will not experience a similar erosion of its active customer base or engagement levels. The Corporation’s customer engagement patterns have changed over time, and customer engagement can be difficult to measure, particularly as customers continue to engage increasingly via mobile devices and as the Corporation introduces new and different products and services. Any number of factors could potentially negatively affect customer retention, growth, and engagement, including if:

•	customers increasingly engage with the products or services of the Corporation’s competitors;
•	the Corporation fails to introduce new products or services that users find engaging or if it introduces new products or services that are not favorably received;
•

customers have difficulty installing, updating, or otherwise accessing the Corporation’s products on desktops or mobile devices as a result of actions by the Corporation or third parties that it relies on to distribute its products and deliver its services;

•

the Corporation is unable to continue to develop products for desktop or mobile devices that customers find engaging, that work with a variety of operating systems and networks, and that achieve a high level of market acceptance;

•	there are decreases in customer sentiment about the quality of the Corporation’s products or concerns related to privacy, safety, security, or other factors;
•	customers adopt new technologies where the Corporation’s products may be displaced in favor of other products or services, or may not be featured or otherwise available;
•	there are adverse changes in the Corporation’s products that are mandated by legislation, regulatory authorities, or litigation, including settlements;

•	the Corporation does not obtain applicable approvals to offer its products in new jurisdictions;
•

technical or other problems prevent the Corporation from delivering its products in a rapid and reliable manner or otherwise affect the customer experience, such as security breaches or failure to prevent or limit spam or similar content;

•	the Corporation adopts policies or procedures related to areas such as customer data and information that are perceived negatively by its customers or the general public;
•

the Corporation elects to focus its customer growth and engagement efforts more on longer-term initiatives, or if initiatives designed to attract and retain customers and engagement are unsuccessful or discontinued, whether as a result of actions by the Corporation, third parties, or otherwise;

•	the Corporation fails to provide adequate customer service; or
•	the Corporation or other companies in the industries in which it operates are the subject of adverse media reports or other negative publicity.

If the Corporation is unable to maintain or increase its customer base and engagement, its revenue and financial results may be adversely affected. Any decrease in customer retention, growth, or engagement, including player liquidity, could render the products of the Corporation less attractive to customers, which is likely to have a material and adverse impact on its revenue, business, financial condition, and results of operations. If the Corporation’s active customer growth rate begins to slow, it may become increasingly dependent on its ability to maintain or increase levels of customer engagement and monetization in order to drive revenue growth.

The online gaming and interactive entertainment industries are intensely competitive.  Amaya’s success in the competitive gaming and interactive entertainment industries depends in large part on its ability to develop and manage frequent introductions of innovative products to gain and retain customer acceptance and engagement.

There is intense competition among online gaming and interactive entertainment providers, and the online gaming and interactive entertainment industries are characterized by dynamic customer demand and technological advances.  There are a number of established, well-financed companies producing online gaming and/or interactive entertainment products and services that compete with the products and services of the Corporation. Such competitors may spend more money and time on developing and testing products, undertake more extensive marketing campaigns, adopt more aggressive pricing or promotional policies or otherwise develop more commercially successful products than the Corporation, which could negatively impact the Corporation’s business. Furthermore, new competitors may enter the Corporation’s key market areas. Moreover, there has also been consolidation among the Corporation’s competitors in the gaming industry. Such consolidation could result in the formation of larger competitors with increased financial resources and altered cost structures, which may enable them to offer more competitive products, gain a larger market share of customers, expand product offerings and broaden their geographic scope of operations.

As a result of the foregoing, among other factors, the Corporation must continually introduce and successfully market new and innovative technologies, products and product enhancements to remain competitive and effectively stimulate customer demand, acceptance and engagement. The process of developing new products and systems is inherently complex and uncertain.  The Corporation’s ability to retain, increase, and engage its customer base and to increase its revenue depends heavily on its ability to create successful new products and enhance existing products, both independently and in conjunction with developers or other third parties. The Corporation may introduce significant changes to its existing products, or acquire or introduce new and unproven products, including using technologies with which it has little or no prior development or operating experience. It also requires accurate anticipation of continuously changing and dynamic customer needs, demands and preferences as well as emerging technological trends. Additionally, the introduction of products embodying new technology and the emergence of new industry standards can render the Corporation’s existing products and services obsolete and unmarketable. To remain competitive, the Corporation must invest resources to introduce new and innovative products that are secure, trustworthy and reliable and that perform with dynamic features to attract new customers and retain existing customers.  For example, although the Corporation has and continues to be a significant market leader in online poker, it is just beginning its entry into casino and sportsbook, where competition is significant and more formidable. The Corporation currently monetizes these products in a limited fashion and may not be successful in its efforts to generate meaningful revenue from these products in either the short or long terms. If the Corporation fails to accurately anticipate customer needs and preferences through the development of new products and technologies, or if the Corporation’s competitors develop new content and technologically innovative products, and the Corporation fails to keep pace, it could lose business to its competitors, which would adversely affect the Corporation’s results of operations and financial position.

The Corporation also intends to continue investing resources in its R&D efforts. There is no assurance that its investments in R&D will lead to successful new technologies or timely new products or enhanced existing products, in each case with product life cycles long enough for the product to be successful. If any such product does not gain market acceptance, the Corporation’s business could be adversely affected. Most directly, if a product is unsuccessful, the Corporation could incur losses or may never generate significant or meaningful revenue. Additionally, if the Corporation cannot efficiently adapt its processes and infrastructure to meet the needs of its product innovations, its business could be negatively impacted. There is no certainty that the Corporation’s new products will attain market acceptance or that its competitors will not more effectively anticipate or respond to changing customer preferences. In addition, any delays by the Corporation in introducing new products or product enhancements could negatively impact its operating results by providing an opportunity for its competitors to introduce new products and gain market share. The Corporation’s potential inability to develop products and services that meet customer needs and compete successfully against competitors’ offerings could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

Amaya’s online offerings are part of new and evolving industries, which presents significant uncertainty and business risks.

The online gaming and interactive entertainment industries are relatively new and continue to evolve. Whether these industries grow and whether Amaya’s online business will ultimately succeed, will be affected by, among other things, developments in social networks, mobile platforms, legal and regulatory developments (such as the passage of new laws or regulations or the extension of existing laws or regulations to online gaming activities), taxation of gaming activities, data and information privacy and payment processing laws and regulation and other factors that the Corporation is unable to predict and which are beyond the Corporation’s control. Given the dynamic evolution of these industries, it can be difficult to plan strategically, and it is possible that competitors will be more successful than the Corporation at adapting to change and pursuing business opportunities. Additionally, as the online gaming industry advances, including with respect to regulation, the Corporation may become subject to additional compliance-related costs. Consequently, the Corporation cannot provide assurance that the Corporation’s online and interactive offerings will grow at the rates expected, or be successful in the long term. If Amaya’s products do not obtain popularity or maintain popularity, or fail to grow in a manner that meets the Corporation’s expectations, Amaya’s business, results of operations and financial condition could be harmed.

The Corporation may prioritize customer growth and engagement and the customer experience over short-term financial results.

The Corporation has made and may in the future make product decisions that reduce its short-term revenue or profitability if it believes that the decisions are consistent with its long-term goals to benefit the aggregate customer experience and improve its financial performance. For example, in late-2015, the Corporation began implementing changes to, including certain reductions in, its VIP rewards and loyalty programs to ensure that the distribution of such rewards and incentives is aligned with the Corporation’s goal of rewarding customers for loyalty and behavior that is positive to the overall customer experience and the particular product’s ecosystem.  See also the 2015 Annual MD&A under the heading “Outlook”. The Corporation also may introduce changes to existing products, or introduce new products, that direct customers away from products where it has a proven means of monetization and which may reduce engagement with its core product offerings, such as through the introduction of online casino, sportsbook and daily fantasy sports. The Corporation also may take steps that result in limiting distribution of certain products and services, such as on mobile, in the short term in order to attempt to ensure the availability of such products and services to its customers over the long term. These decisions may not produce the long-term benefits that the Corporation expect, in which case its customer growth and engagement, its relationships with third parties, and its business and results of operations could be harmed.

If the Corporation is not able to maintain and enhance its brands, or if events occur that damage its reputation and brands, its ability to expand its customer base may be impaired, and its business and financial results may be harmed.

The Corporation believes that its brands, particularly those under Rational Group, have significantly contributed to the success of its business. The Corporation also believes that maintaining and enhancing its brands is critical to expanding its customer base and generating revenue.  Maintaining and enhancing the brands of the Corporation will depend largely on its ability to continue to provide enjoyable, reliable, trustworthy, and innovative products, which the Corporation may not do successfully, as well as its ability to successfully maintain or advance its internal marketing and branding functions and its ability to establish and develop new relationships and build on existing relationships with ambassadors and service providers on which it relies to promote its products and services. The Corporation may introduce new products or terms of service or policies, including those related to VIP rewards and loyalty programs, that customers do not like, which may negatively affect its brands. The Corporation will also continue to experience media, legislative, or regulatory scrutiny as it relates to the online gaming industry, as well as its decisions regarding user privacy and other issues, which may adversely affect its reputation and brands. The Corporation also may fail to provide adequate customer service, which could erode confidence in its brands. The brands of the Corporation may also be negatively affected by the actions of customers that are deemed to be hostile or inappropriate to other customers, including through the use of certain software to gain an advantage over other customers (see “Business of the Corporation—Technology Infrastructure and Research and Development”), or by the use of the products or services of the Corporation for illicit, objectionable, or illegal ends. In addition, the Corporation cannot provide assurance that its ambassadors or service providers will act in a manner that will promote the success of its products and services. Maintaining and enhancing the brands of the Corporation may require it to make substantial investments and these investments may not be successful. If the Corporation fails to successfully promote and maintain its brands or if it incurs excessive expenses in this effort, its business and financial results may be adversely affected.

Moreover, unfavorable publicity regarding, for example, the Corporation’s policies, product changes, product quality, litigation or regulatory activity, the use of its products or services for illicit, objectionable, or illegal ends, the actions of its customers, the actions of other companies that provide similar products and services to it, or the industries in which it operates in general could damage its reputation and brands. Such negative publicity also could have an adverse effect on the size, engagement, and loyalty of the Corporation’s customer base and result in decreased revenue, which could adversely affect its business and financial results.

The Corporation’s customer growth, engagement, and monetization on mobile devices depend upon effective operation with mobile operating systems, networks, and standards that it does not control.

There is no guarantee that popular mobile devices will start to support or continue to feature the products of the Corporation, or that mobile device users will continue to use the products of the Corporation rather than competing products. As it relates to the Corporation’s mobile platforms, the Corporation is dependent on the interoperability of such products with popular mobile operating systems, networks, and standards that it does not control, such as the Android and iOS operating systems, and any changes in such systems, the Corporation’s relationships with mobile partners, or in their terms of service or policies that degrade the Corporation’s products’ functionality, reduce or eliminate its ability to distribute its products, give preferential treatment to competitive products, limit its ability to deliver its products, or impose fees or other charges related to its delivery of products could adversely affect its product usage and monetization on mobile devices. Additionally, in order to deliver high quality mobile products, it is important that the Corporation’s products work well with a range of mobile technologies, systems, networks, and standards that it does not control, and that the Corporation has good relationships with applicable manufacturers and carriers. The Corporation may not be successful in maintaining or developing relationships with key participants in the mobile industry or in developing products that operate effectively with these technologies, systems, networks, or standards. In the event that it is more difficult for the Corporation’s customers to access and use its products on their mobile devices, or if the customers of the Corporation choose not to access or use its products on their mobile devices or use mobile products that do not offer access to its products, its customer growth and engagement could be harmed. From time to time, the Corporation may also take actions regarding the distribution of its products or the operation of its business based on what it believes to be in its long-term best interests. Such actions may adversely affect the Corporation’s relationships with its mobile business partners, and there is no assurance that these actions will result in the anticipated long-term benefits. In the event that the Corporation’s relationships with such third parties deteriorate, its customer growth, engagement, and monetization on mobile devices could be adversely affected and its business could be harmed.

The Corporation’s financial results will fluctuate from quarter to quarter and are difficult to predict.

The Corporation’s quarterly financial results have fluctuated in the past and will fluctuate in the future. Additionally, Amaya has a limited operating history with the current scale of its business, which makes it difficult to forecast its future results. As a result, investors should not rely upon the Corporation’s past quarterly financial results as indicators of future performance. Investors should take into account the risks and uncertainties frequently encountered by companies in rapidly evolving and highly competitive markets. The financial results of the Corporation in any given quarter can be influenced by numerous factors, many of which it is unable to predict or are outside of its control, including without limitation, the risks and uncertainties set forth in this annual information form and the 2015 Annual MD&A, particularly under the headings “Risk Factors and Uncertainties” hereunder and thereunder.

The Corporation is subject to foreign exchange and currency risks that could adversely affect its operations, and the Corporation’s ability to mitigate its foreign exchange risk through hedging transactions may be limited.

For the year ended December 31, 2015, the Corporation derived approximately 90% of its revenues in currencies other than the Canadian or U.S. dollar; however, a significant portion of the Corporation’s expenses are incurred in Canadian and U.S. dollars and the primary currency of customer game play is in U.S. dollars. Fluctuations in the exchange rate between the U.S. dollar, the Euro and other currencies may have a material adverse effect on the Corporation’s business, financial condition and operating results. The Corporation’s consolidated financial results are significantly affected by foreign currency exchange rate fluctuations. Foreign currency exchange rate exposure arises from current transactions and anticipated transactions denominated in currencies other than Canadian dollar and from the translation of foreign-currency-denominated balance sheet accounts into Canadian dollar-denominated balance sheet accounts. The Corporation is exposed to currency exchange rate fluctuations because portions of its revenue and expenses are denominated in currencies other than the Canadian dollar, particularly the Euro. In particular, uncertainty regarding economic conditions in Europe and the debt crisis affecting certain countries in the European Union pose risk to the stability of the Euro. Exchange rate fluctuations could materially adversely affect the Corporation’s operating results and cash flows and the value of its assets outside of Canada. If a foreign currency is devalued in a jurisdiction in which the Corporation accepts deposits in such currency, then the Corporation’s customers may be unable or unwilling to deposit and spend the same or similar amounts that they may otherwise deposit or spend. For example, during the year ended December 31, 2015, the general strengthening of the U.S. dollar relative to certain foreign currencies (primarily the Euro) had an unfavorable impact on the Corporation’s revenue such that the Corporation estimates the decline in purchasing power of its customer base was a result of an average 18% decline in the value of its customers’ local currencies relative to the U.S. dollar.

While the Corporation may enter into cross-currency swap agreements, forward contracts and other derivative and hedging instruments intended to mitigate foreign currency exchange risk, there can be no assurance the Corporation will do so or that any instruments that the Corporation enters into will successfully mitigate such risk. If the Corporation enters into foreign currency forward or other hedging contracts, the Corporation would be subject to the risk that a counterparty to one or more of these contracts defaults on its performance under the contracts. During an economic downturn, a counterparty’s financial condition may deteriorate rapidly and with little notice, and the Corporation may be unable to take action to protect its exposure. In the event of a counterparty default, the Corporation could lose the benefit of its hedging contract, which may harm its business and financial condition. In the event that one or more of the Corporation’s counterparties becomes insolvent or files for bankruptcy, the Corporation’s ability to eventually recover any benefit lost as a result of that counterparty's default may be limited by the liquidity of the counterparty. The Corporation expects that it will not be able to hedge all of its exposure to any particular foreign currency, and it may not hedge its exposure at all with respect to certain foreign currencies. Changes in exchange rates and the Corporation’s limited ability or inability to successfully hedge exchange rate risk could have an adverse impact on the Corporation’s liquidity and results of operations. Although the Corporation has entered into, and from time to time in the future may enter into additional, cross-currency swap agreements, forward contracts and other hedging instruments, which it anticipates will result in lower interest payments on existing debt and potentially mitigate the impact of fluctuations in the Euro to U.S. dollar exchange rate with respect to such debt, there can be no assurance that the anticipated benefits will be realized and as such, the Corporation remains subject to the risk of increased interest rates described herein. For additional information regarding the Corporation’s hedging activity, see the 2015 Annual MD&A.

Certain of the Corporation’s customer metrics are subject to inherent challenges in measurement, and real or perceived inaccuracies in such metrics may harm the Corporation’s reputation and negatively affect its business.

The numbers for the Corporation’s key metrics, which include quarterly real-money active uniques (“QAUs”) and quarterly net yield, as well as certain other metrics, are calculated using internal company data based on the activity of customer accounts. While these numbers are based on what the Corporation believes to be reasonable judgements and estimates of its customer base for the applicable period of measurement, there are certain challenges and limitations in measuring the usage of its products and services across its customer base. Such challenges and limitations may also affect the Corporation’s understanding of certain details of its business. In addition, the Corporation’s key customer metrics estimates may differ from estimates published by third parties or from similarly-titled metrics of its competitors due to differences in methodology and access to information.

For example, the methodologies used to measure customer metrics are based on significant internal judgments and estimates, and may be susceptible to algorithm, calculation or other technical errors, including, without limitation, how certain metrics may be defined (and the assumptions and considerations made and included in, or excluded from, such definitions). In particular, the Corporation’s business intelligence tools may fail on a particular data backup or upload, which could lead to certain customer activity not being recorded, and thus not included, in the calculation of a particular key metric, such as QAUs. In addition, as it relates to the Corporation’s play-money offerings, customers are required to provide limited information when establishing accounts, which could lead to the creation of multiple accounts for the same customer (in nearly all instances be in violation of the Corporation’s applicable terms and conditions of use). Although the Corporation typically addresses and corrects any such failures, duplications and inaccuracies relatively quickly, its metrics are still susceptible to the same and its estimations of such metrics may be lower or higher than the actual numbers.

The Corporation regularly reviews its processes for calculating and defining these metrics, and from time to time it may discover inaccuracies in its metrics or make adjustments to improve their accuracy, including adjustments that may result in the recalculation of historical metrics. The Corporation also continuously seeks to improve its ability to identify irregularities and inaccuracies (and suspend any accounts that violate its terms and conditions of use) and its estimates of key metrics may change due to improvements or changes in its methodology. Notwithstanding, the Corporation believes that any such inaccuracies or adjustments are immaterial unless otherwise stated.

If the public or investors do not perceive the Corporation’s customer metrics to be accurate representations of its customer base, or if it discovers material inaccuracies in its customer metrics, its reputation may be harmed, which could negatively affect its business, results of operations and financial condition.

The Corporation plans to continue to make acquisitions. Investigating, completing and implementing acquisitions involve risks that could negatively affect the Corporation’s operating results, cash flows and liquidity.

As part of its business strategy, the Corporation has made and intends to continue to make acquisitions to add specialized employees and new or complementary companies, products, or technologies. In some cases, the costs of such acquisitions may be substantial, including, without limitation, as a result of professional adviser fees and due diligence efforts; and there is no assurance that the time and resources expended on pursuing a particular acquisition will result in a completed transaction, or that any completed transaction will ultimately be successful. For example, the Corporation has grown significantly in recent years through acquisitions, in particular through the transformative Rational Group Acquisition. Currently, the Corporation anticipates that it may continue to make strategic acquisitions, some of which may be significant; however, the Corporation may not be able to identify suitable acquisition or strategic investment opportunities, or may be unable to obtain any required financing (such as consent from its lenders or holders of the Preferred Shares, as applicable) or regulatory approvals, and therefore may not be able to complete such acquisitions or strategic investments on favorable terms, if at all. The Corporation may decide to pursue acquisitions with which the Corporation’s investors may not agree and there is no assurance that it will receive a favorable return on investment for the Rational Group Acquisition or any other acquisition. In addition, acquisitions place significant demands on the Corporation’s operational and financial infrastructure, and, if the Corporation does not manage its growth effectively, its business, liquidity and operating results may be materially adversely affected. Additionally, acquisitions may expose the Corporation to operational challenges and risks, including:

•

the ability to profitably manage acquired businesses or successfully integrate the acquired businesses’ operations, personnel, financial reporting and accounting and internal controls, technologies and products and services into the Corporation’s business;

•

the expense of integrating acquired businesses, including significant administrative, operational, economic, geographic or cultural challenges in managing and integrating the expanded or combined operations;

•	entry into markets or acquisition of products or technologies with which Amaya has limited or no prior experience;
•	increased indebtedness;
•	the ability to fund cash flow shortages that may occur if anticipated revenue is not realized or is delayed, whether by general economic or market conditions, or unforeseen internal difficulties;
•	the availability of funding sufficient to meet increased capital needs;
•	diversion of management’s attention; and
•	the ability to retain or hire qualified personnel required for expanded operations.

In the future, the Corporation may pay substantial amounts of cash or incur debt (including convertible debt) to pay for acquisitions, which could adversely affect its liquidity and its ability to service its debt. The incurrence of indebtedness would also result in increased fixed obligations, increased interest expense, and could also include covenants or other restrictions that would impede the Corporation’s ability to manage its operations. The Corporation may also issue equity securities to pay for acquisitions and may grant a significant amount of equity-based incentive awards to retain the employees of acquired companies, which could increase its expenses, adversely affect its financial results, and result in dilution to its shareholders. In addition, any acquisitions the Corporation announces could be viewed negatively by customers or investors, which may adversely affect its business or the price of its Common Shares.

In addition, acquired companies may have liabilities that the Corporation failed, or was unable, to discover or sufficiently assess in the course of performing due diligence investigations.  The effectiveness of the Corporation’s due diligence review and its ability to evaluate the results of such due diligence are dependent in part upon the accuracy and completeness of statements and disclosures made or actions taken by the companies it acquires or their representatives, as well as the limited amount of time in which acquisitions are executed. In addition, the Corporation may fail to accurately forecast the financial impact of an acquisition transaction, including tax and accounting charges, including impairments of acquired assets. The Corporation cannot be sure that the remedies available to it at law or under contract, or the indemnification granted to it by sellers of acquired companies, will be sufficient in amount, scope or duration to fully or partially offset the possible liabilities associated with businesses or properties the Corporation assumes upon consummation of an acquisition. See also “Legal Proceedings and Regulatory Actions”. The Corporation may learn additional information about its acquired businesses that could materially adversely affect it, such as unknown or contingent liabilities, unprofitable products, and liabilities related to compliance with applicable laws. Acquisitions may also result in the Corporation’s recording of significant additional expenses to its results of operations and recording of substantial finite-lived intangible assets on its balance sheet upon closing.  Any of these factors, individually or in the aggregate, could have a material adverse effect on the Corporation’s business, results of operations, cash flows or liquidity.

The Corporation may not be able to successfully integrate its acquisitions, and it may incur significant costs to integrate and support the companies it acquires.

The integration of acquisitions requires significant time and resources, and the Corporation may not manage these processes successfully. The ability of the Corporation to successfully integrate complex acquisitions is unproven, particularly with respect to companies that have significant operations or that develop products where it does not have prior experience. For example, Rational Group is larger and more complex than previous companies the Corporation has acquired. In particular, Rational Group develops technology and products that in most cases are relatively new to Amaya, and accordingly Amaya did not have significant experience or structure in place to support this business prior to the Rational Group Acquisition. The Corporation plans to make substantial investments of resources to support this acquisition, which will result in significant ongoing operating expenses and may divert resources and management attention from other areas of its business. The Corporation cannot assure investors that Rational Group or other investments will be successful. If the Corporation fails to successfully integrate the companies it acquires, it may not realize the benefits expected from the transaction and its business may be harmed.

The Corporation cannot assure investors that it will effectively manage its growth.

The Corporation’s employee headcount and the scope and complexity of its business increased significantly as a result of the Rational Group Acquisition, and the Corporation currently expects headcount growth to continue for the foreseeable future. The growth and expansion of the Corporation’s business and products create significant challenges for its management, operational, and financial resources, including managing multiple relations with customers, investors and other third parties. In the event of continued growth of the Corporation’s operations or in the number of its third-party relationships, its information technology systems or its internal controls and procedures may not be adequate to support its operations. In addition, some members of management of the Corporation do not have significant experience managing a large global business operation, so its management may not be able to manage such growth effectively. To effectively manage the Corporation’s growth, the Corporation must continue to improve its operational, financial, and management processes and systems and to effectively expand, train, and manage its employee base. As the Corporation’s organization continues to grow, and the Corporation is required to implement more complex organizational management structures, it may find it increasingly difficult to maintain the benefits of its corporate culture, including its ability to quickly develop and launch new and innovative products. This could negatively affect the Corporation’s business performance.

The Corporation has significant international operations and plans to continue expanding its operations abroad, which may subject it to increased business and economic risks that could affect its financial results.

The Corporation has significant international operations and plans to continue the international expansion of its business operations and the translation of its products. The products of the Corporation are available in approximately 30 different languages, and it operates from offices, data centers or transit points of presence in approximately 19 different countries. Nearly all of the Corporation’s current operations are conducted in foreign jurisdictions, particularly in the Isle of Man, Malta and in other member states of the European Union. As such, the Corporation’s operations may be adversely affected by changes in foreign government policies and legislation or social instability and other factors which are not within the control of the Corporation, including, but not limited to, recessions in foreign economies, expropriation, nationalization and limitation or restriction on repatriation of funds, assets or earnings, changes in consumer tastes and trends, renegotiation or nullification of existing contracts or licenses, changes in online gaming policies, regulatory requirements or the personnel administering them, exchange controls, economic sanctions, risk of terrorist activities, revolution, border disputes, implementation of tariffs and other trade and investment barriers and protectionist practices, taxation policies, including royalty and tax increases (such as additional corporate tax, value-added taxes, point of consumption taxes and gaming duties) and retroactive tax claims, volatility of financial markets and fluctuations in foreign exchange rates, difficulties in the protection of intellectual property particularly in countries with fewer intellectual property protections, the effects that evolving regulations regarding data and information privacy and payment processing may have on the Corporation’s online operations, adverse changes in the creditworthiness of parties with whom the Corporation has forward currency exchange contracts or swap agreements, labor disputes and other risks arising out of foreign governmental sovereignty over the areas in which the Corporation’s operations are conducted. The Corporation’s operations may also be adversely affected by social, political and economic instability. If the Corporation’s operations are disrupted or threatened for unexpected reasons, its business may be materially harmed.

The Corporation’s international activities may require protracted negotiations with host governments and regulators, national companies and third parties. Foreign government regulations may require foreign product and service providers to, among other things, be located in or employ citizens or residents of a particular jurisdiction and otherwise comply with numerous and extensive procedures and formalities.  These procedures and formalities may result in unexpected or lengthy delays in commencing important business activities, and, in some cases, failure to follow such formalities or obtain relevant evidence may call into question the validity of the entity or the actions taken. Management of the Corporation is unable to predict the effect of additional corporate and regulatory formalities which may be adopted in the future including whether any such laws or regulations would materially increase Amaya’s cost of doing business or affect its operations in any jurisdiction. In addition, Amaya may in the future enter into agreements and conduct activities outside of the jurisdictions where it currently carries on business, which expansion may present challenges and risks that Amaya has not faced in the past, any of which could adversely affect the results of operations and/or financial condition of Amaya.

Moreover, in the event of a dispute arising in connection with the Corporation’s operations in a foreign jurisdiction where it conducts its business, the Corporation may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdictions of the courts of Canada or enforcing Canadian judgments in such other jurisdictions. The Corporation may also be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. Some countries in which the Corporation may operate may be considered politically and economically unstable.  Accordingly, although the Corporation believes that management’s experience to date in numerous foreign jurisdictions may be of assistance in helping to reduce these risks, the Corporation’s activities in foreign jurisdictions could be substantially affected by factors beyond the Corporation’s control, any of which could have a material adverse effect on it.

Failure to attract, retain and motivate key employees may adversely affect the Corporation’s ability to compete and the loss of the services of key personnel could have a material adverse effect on Amaya’s business.

The Corporation depends on the services of its executive officers as well as its key technical, sales, marketing and management personnel. The loss of any of these key persons could have a material adverse effect on the Corporation’s business, results of operations and financial condition. The Corporation’s success is also highly dependent on its continuing ability to identify, hire, train, motivate and retain highly qualified technical, sales, marketing and management personnel. Competition for such personnel can be intense, and the Corporation cannot provide assurance that it will be able to attract or retain highly qualified technical, sales, marketing and management personnel in the future. Equity-based awards comprise a significant component of key employee compensation, and if the Corporation’s Common Share price declines or continues to be volatile, it may be difficult to retain such individuals.  In addition, as the Corporation matures, the incentives to attract, retain, and motivate employees provided by the Corporation’s equity-based awards or by future arrangements may not be as effective as in the past, and if it issues significant equity to attract additional employees, the ownership of its existing shareholders may be further diluted.  The Corporation’s potential inability to attract and retain the necessary technical, sales, marketing and management personnel may adversely affect its future growth and profitability. The Corporation’s retention and recruiting may require significant increases in compensation expense, which would adversely affect the Corporation’s results of operation.

The leadership of Amaya’s founder, chairman and chief executive officer, Mr. David Baazov, and other executive officers has been a critical element of the Corporation’s success. The departure, death or disability of Mr. Baazov or other extended or permanent loss of his services, or any negative market or industry perception with respect to him or arising from his loss, could have a material adverse effect on the Corporation’s business. Certain of Amaya’s other executive officers and other members of senior management have made significant contributions to its growth and success. The unexpected loss of services of one or more of these individuals could also adversely affect the Corporation. Amaya is not protected by key man or similar life insurance covering members of senior management, other than with respect to Mr. Baazov.

Litigation costs and the outcome of litigation could have a material adverse effect on the Corporation’s business.

From time to time, Amaya may be subject to litigation claims through the ordinary course of its business operations regarding, but not limited to, employment matters, security of customer and employee personal information, contracts with third parties, marketing, infringement of trademarks and other intellectual property rights, and operations of the Rational Group business prior to the Rational Group Acquisition. Litigation to defend Amaya against claims by third parties, or to enforce any rights that Amaya may have against third parties, may be necessary, which could result in substantial costs and diversion of Amaya’s resources, causing a material adverse effect on its business, financial condition and results of operations. Given the nature of the Corporation’s business, it is, and may from time to time in the future be, party to various, and at times numerous, legal, administrative and regulatory inquiries, investigations, proceedings and claims that arise in the ordinary course of business, as well as potential class action lawsuits. Because the outcome of litigation is inherently uncertain, if one or more of such legal matters were to be resolved against the Corporation for amounts in excess of management’s expectations, the Corporation’s results of operations and financial condition could be materially adversely affected.  Any litigation to which the Corporation is a party may result in an onerous or unfavorable judgment that may not be reversed upon appeal, or in payments of substantial monetary damages or fines, the posting of bonds requiring significant collateral, letters of credit or similar instruments, or the Corporation may decide to settle lawsuits on similarly unfavorable terms.  Moreover, the Corporation cannot be sure that the remedies available to it at law or under contract, or the indemnification granted to it by sellers of acquired companies, will be sufficient in amount, scope or duration to fully or partially offset any such possible liabilities. Any of these factors, individually or in the aggregate, could have a material adverse effect on the Corporation’s business, results of operations, cash flows or liquidity. For a description of certain currently pending legal and regulatory proceedings, including the Kentucky Proceeding (as defined below), see “Legal Proceedings and Regulatory Actions”.

The Corporation may have exposure to greater than anticipated tax liabilities.

The income tax obligations of the Corporation are based in part on its corporate operating structure and intercompany arrangements, including the manner in which it develops, values, and uses its intellectual property and the valuations of its intercompany transactions, as well as its operations in online gaming. The tax laws applicable to Amaya’s business are subject to interpretation, and certain jurisdictions are aggressively interpreting their laws in new ways in an effort to raise additional tax revenue from companies such as Amaya and its subsidiaries, including Rational Group. The taxing authorities of the jurisdictions in which the Corporation operates may challenge its methodologies for determining applicable gaming tax and duties and for valuing developed technology or intercompany arrangements, all of which could increase its worldwide effective tax rate and harm its financial position and results of operations. The Corporation is subject to regular review and audit by domestic and foreign tax authorities. Tax authorities may disagree with certain positions the Corporation has taken and any adverse outcome of such a review or audit could have a negative effect on its financial position and results of operations. In addition, the determination of the Corporation’s worldwide provision for income taxes and other tax liabilities requires significant judgment by management, and there are many transactions where the ultimate tax determination is uncertain. Although the Corporation believes that its estimates are reasonable, the ultimate tax outcome may differ from the amounts recorded in its financial statements and may materially affect its financial results in the period or periods for which such determination is made. For example, the Corporation has previously incurred tax liabilities for past tax years as a result of the positions taken by tax authorities in certain jurisdictions, including in certain European jurisdictions. See the 2015 Annual MD&A. This could continue to happen in the future. In addition, the Corporation’s future income taxes could be adversely affected by earnings being lower than anticipated in jurisdictions that have lower statutory tax rates and higher than anticipated in jurisdictions that have higher statutory tax rates, by changes in the valuation of the Corporation’s deferred tax assets and liabilities, or by changes in tax laws, regulations, or accounting principles, or as a result of taxes in new jurisdictions where it does not currently operate but may in the future as a result of licensure, approval or otherwise.

Amaya and its subsidiaries transact with each other as part of their operations. The tax laws of many countries where Amaya or its subsidiaries operate have detailed transfer pricing rules which require that all transactions with non-resident related parties be priced using arm’s length pricing principles. The taxation authorities in these countries could disagree with the Corporation’s arm’s length related party transfer pricing policies. International transfer pricing is a subjective area of taxation and generally involves a significant degree of judgment. If any of these taxation authorities were to successfully challenge the Corporation’s transfer pricing policies, this could result in a higher worldwide effective tax rate and harm the financial position and results of operations of the Corporation.

Changes in tax laws or administrative policies related to tax could materially affect the Corporation’s financial position and results of operations.

Changes in tax laws or administrative policies related to tax could materially affect the Corporation’s financial position and results of operations. For example, many countries in the European Union in which the Corporation operates, as well as a number of other countries and organizations, have recently adopted or are actively considering changes to existing tax laws as they relate to online gaming or are changing the manner in which they interpret such tax laws. Such changes have resulted and could result in significant increases to the tax obligations of the Corporation in many countries where it does business, and may include new or additional taxes (such as additional corporate tax, value-added taxes, point of consumption taxes and gaming duties). Due to the large and expanding scale of the Corporation’s international business activities, any changes in the taxation of such activities may increase its worldwide effective tax rate and harm its financial position and results of operations.

If the Corporation’s goodwill or finite-lived intangible assets become impaired, the Corporation may be required to record a significant charge to earnings.

The Corporation reviews its finite-lived intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable, such as a decline in stock price and market capitalization. The Corporation tests goodwill for impairment at least annually. If such goodwill or finite-lived intangible assets are deemed to be impaired, an impairment loss equal to the amount by which the carrying amount exceeds the fair value of the assets would be recognized. The Corporation may be required to record a significant charge in its financial statements during the period in which any impairment of its goodwill or finite-lived intangible assets is determined, which would negatively affect its results of operations.

New products may be subject to complex revenue recognition standards, which could materially affect the Corporation’s financial results.

As the Corporation introduces new products and as transactions become increasingly complex, additional analysis and judgment is required to account for and recognize revenues in accordance with applicable accounting standards. Transactions may include unique new product offerings, and applicable accounting principles or regulatory product approval delays could further change the timing of revenue recognition, which could adversely affect Amaya’s financial results for any given period.

The Corporation’s business is vulnerable to changing economic conditions and to other factors that adversely affect the industries in which it operates.

The demand for entertainment and leisure activities tends to be highly sensitive to changes in consumers’ disposable income, and thus can be affected by changes in the economy and consumer tastes, both of which are difficult to predict and beyond the control of the Corporation. Unfavorable changes in general economic conditions, including recessions, economic slowdown, sustained high levels of unemployment, and increasing fuel or transportation costs, may reduce customers’ disposable income or result in fewer individuals visiting casinos, whether land-based or online, or otherwise engaging in entertainment and leisure activities. As a result, the Corporation cannot ensure that demand for its products or services will remain constant. Continued or renewed adverse developments affecting economies throughout the world, including a general tightening of availability of credit, decreased liquidity in many financial markets, increasing interest rates, increasing energy costs, acts of war or terrorism, transportation disruptions, natural disasters, declining consumer confidence, sustained high levels of unemployment or significant declines in stock markets, as well as concerns regarding epidemics and the spread of contagious diseases, could lead to a further reduction in discretionary spending on leisure activities, such as gaming. Any significant or prolonged decrease in consumer spending on entertainment or leisure activities could reduce the Corporation’s online games, reducing the Corporation’s cash flows and revenues. If the Corporation experiences a significant unexpected decrease in demand for its products, it could incur losses.

The Corporation may require additional capital to support its business growth, and this capital may not be available on acceptable terms, if at all.

The Corporation may require additional capital to support its business growth or to respond to business opportunities, challenges or unforeseen circumstances. The Corporation’s ability to obtain additional capital, if and when required, will depend on its business plans, investor demand, its operating performance, the condition of the capital markets, and other factors. If the Corporation raises additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences, or privileges senior to the rights of the Corporation’s currently issued and outstanding equity, and its existing shareholders may experience dilution. If the Corporation is unable to obtain additional capital when required, or is unable to obtain additional capital on satisfactory terms, its ability to continue to support its business growth or to respond to business opportunities, challenges, or unforeseen circumstances could be adversely affected, and its business may be harmed.

The Corporation is subject to various laws relating to trade, export controls, and foreign corrupt practices, the violation of which could adversely affect its operations, reputation, business, prospects, operating results and financial condition.

The Corporation must comply with all applicable international trade, export and import laws and regulations of Canada, the United States and other countries, and it is subject to export controls and economic sanctions laws and embargoes imposed by the U.S. and Canadian Governments. Changes in trade sanctions laws may restrict the Corporation’s business practices, including cessation of business activities in sanctioned countries or with sanctioned entities. The Corporation is also subject to the CFPOA, the FCPA, the U.K. Bribery Act, the IOM Bribery Act and other anti-bribery laws that generally prohibit the offering, promising, giving, or authorizing others to give anything of value, either directly or indirectly, to a non-U.S. government official in order to influence official action, or otherwise obtain or retain business.

The Corporation’s business is heavily regulated and therefore involves significant interaction with public officials, including officials of various governments worldwide. The Corporation has implemented safeguards and policies to discourage practices by its employees and agents that would violate applicable laws. See “Directors and Officers—Ethical Business Conduct”. However, Amaya cannot ensure that its compliance controls, policies, and procedures will in every instance protect the Corporation from acts committed by its employees, agents, contractors, or collaborators that would violate the laws or regulations of the jurisdictions in which Amaya operates.

Violations of these laws and regulations could result in significant fines, criminal sanctions against Amaya, its officers or its employees, requirements to obtain export licenses, disgorgement of profits, cessation of business activities in sanctioned countries, prohibitions on the conduct of its business and its inability to market and sell the Corporation’s products in one or more countries. Additionally, any such violations could materially damage the Corporation’s reputation, brand, international expansion efforts, ability to attract and retain employees and customers, and the Corporation’s business, operating results and financial condition.

The Corporation’s insurance coverage may not be adequate to cover all possible losses it may suffer, and, in the future, its insurance costs may increase significantly or it may be unable to obtain the same level of insurance coverage.

The Corporation may suffer damage to its property due to a casualty loss (such as fire, natural disasters and acts of war or terrorism) that could severely disrupt its business or subject it to claims by third parties who are injured or harmed. Although Amaya maintains insurance that it believes is adequate, that insurance may be inadequate or unavailable to cover all of the risks to which the Corporation’s business and assets may be exposed, including, without limitation, risks related to certain litigation. Should an uninsured loss (including a loss which is less than Amaya’s deductible) or loss in excess of insured limits occur, it could have a significant adverse impact on Amaya’s operations and revenues.

Amaya generally renews its insurance policies on an annual basis. If the cost of coverage becomes too high or if Amaya believes certain coverage becomes inapplicable, Amaya may need to reduce its policy limits or agree to certain exclusions from its coverage in order to reduce the premiums to an acceptable amount or to otherwise reduce its coverage for certain occurrences. Among other factors, national security concerns, catastrophic events or any change in the current applicable statutory requirement that insurance carriers offer coverage for certain acts of terrorism could adversely affect available insurance coverage and result in increased premiums on available coverage (which may cause Amaya to elect to reduce its policy limits) and additional exclusions from coverage. Among other potential future adverse changes, in the future Amaya may elect to not, or may be unable to, obtain any coverage for losses due to acts of terrorism.

The Corporation’s results of operations could be affected by natural events in the locations in which it operates or where its customers or suppliers operate.

Amaya, its customers, and its suppliers have operations in locations subject to natural occurrences such as severe weather and other geological events, including hurricanes, earthquakes, floods, or tsunamis that could disrupt operations. Any serious disruption at any of Amaya’s facilities or the facilities of its customers or suppliers due to a natural disaster could have a material adverse effect on Amaya’s revenues and increase its costs and expenses. If there is a natural disaster or other serious disruption at any of Amaya’s facilities, it could impair its ability to adequately supply its customers, cause a significant disruption to its operations, cause Amaya to incur significant costs to relocate or re-establish these functions and negatively impact its operating results. While Amaya insures against certain risks, such insurance may not adequately compensate Amaya for any losses incurred as a result of natural or other disasters. In addition, any natural disaster that results in a prolonged disruption to the operations of Amaya’s customers or suppliers may adversely affect its business, results of operations or financial condition.

Risks Related to Regulation

The online gaming industry is heavily regulated and failure by the Corporation to obtain or maintain applicable licensure or approvals, or otherwise comply with applicable requirements, could be disruptive to its business and could adversely affect its operations.

The Corporation is subject to regulation affecting online gaming which varies from one jurisdiction to another and future legislative and regulatory action, court decisions or other governmental action to online gaming may have a material impact on the operations and financial results of the Corporation.

The Corporation and its licensees are subject to applicable laws in the jurisdictions in which they operate. Some countries have introduced regulations attempting to restrict or prohibit online gaming, while others have taken the position that online gaming should be regulated and have adopted or are in the process of considering legislation to enable that regulation.

While the U.K. and other European countries such as Malta, Alderney, and Gibraltar have currently adopted a regime which permits its licensees to accept wagers from any jurisdiction, other jurisdictions, including Canada, states within the United States, Italy, Spain and France, have, or are in the process of implementing, regimes which are targeted toward the domestic market provided a local license or applicable approval is obtained and local taxes accounted for.

The regulatory requirements vary by jurisdiction, however most require:

•	licenses and/or permits;
•	findings of suitability;
•	documentation of qualifications, including evidence of financial stability; and
•	other required approvals for companies who operate in online gaming or manufacture or distribute gaming equipment and services, including but not limited to approvals for new products.

Any license, permit, approval or finding of suitability may be revoked, suspended or conditioned at any time. The loss of a license in one jurisdiction could trigger the loss of a license or affect the Corporation’s eligibility for a license in another jurisdiction. The Corporation may be unable to obtain or maintain all necessary registrations, licenses, permits or approvals, and could incur fines or experience delays related to the licensing process which could adversely affect its operations. The finding of suitability process may be expensive and time-consuming. The Corporation’s delay or failure to obtain licenses and approvals in any jurisdiction may prevent it from distributing its products and services, increasing its customer base and/or generating revenues. A gaming regulatory body may refuse to issue or renew a license or registration if the Corporation, or one of its directors, officers, employees or associates: (i) is considered to be a detriment to the integrity or lawful conduct or management of gaming, (ii) no longer meets a licensing or registration requirement, (iii) has breached or is in breach of a condition of licensure or registration or an operational agreement with a regulatory authority, (iv) has made a material misrepresentation, omission or misstatement in an application for licensure or registration or in reply to an enquiry by a person conducting an audit, investigation or inspection for a gaming regulatory authority,

(v) has been refused a similar license or registration in another jurisdiction, (vi) has held a similar license or registration in that province, state or another jurisdiction which has been suspended, revoked or cancelled, or (vii) has been convicted of an offence, inside or outside of Canada and the United States that calls into question the Corporation’s honesty or integrity or the honesty or integrity of one of its directors, officers, employees or associates.

Additionally, the Corporation’s products and services must be approved in most jurisdictions in which they are offered; this process cannot be assured or guaranteed. Obtaining these approvals is a time-consuming process that can be extremely costly. A developer and provider of online gaming products and services may pursue corporate regulatory approval with regulators of a particular jurisdiction while it pursues technical regulatory approval for its products and services by that same jurisdiction. It is possible that after incurring significant expenses and dedicating substantial time and effort towards such regulatory approvals, that the Corporation may not obtain either of them. If the Corporation fails to obtain the necessary certification, registration, license, approval or finding of suitability in a given jurisdiction, it would likely be prohibited from distributing and providing its products and services in that particular jurisdiction altogether. If the Corporation fails to seek, does not receive, or receives a suspension or revocation of a license in a particular jurisdiction for its products and services (including any related technology and software) then it cannot offer the same in that jurisdiction and its licenses or approvals in other jurisdictions may be impacted. Furthermore, some jurisdictions require license holders to obtain government approval before engaging in some transactions, such as business combinations, reorganizations, stock offerings and repurchases. The Corporation may not be able to obtain all necessary registrations, licenses, permits, approvals or findings of suitability in a timely manner, or at all. Delays in regulatory approvals or failure to obtain such approvals may also serve as a barrier to entry to the market for the Corporation’s products and services. If the Corporation is unable to overcome the barriers to entry, it will materially affect its results of operations and future prospects. To the extent new online gaming jurisdictions are established or expanded, the Corporation cannot guarantee it will be successful in penetrating such new jurisdictions or expanding its business or customer base in line with the growth of existing jurisdictions. As the Corporation enters into new markets, it may encounter legal and regulatory challenges that are difficult or impossible to foresee and which could result in an unforeseen adverse impact on planned revenues or costs associated with the new market opportunity. If the Corporation is unable to effectively develop and operate within these new markets or if its competitors are able to successfully penetrate geographic markets that it cannot access or where it faces other restrictions, then its business, operating results and financial condition could be impaired. The Corporation’s failure to obtain or maintain the necessary regulatory approvals in jurisdictions, whether individually or collectively, would have a material adverse effect on its business. See “Business of the Corporation – Regulatory Environment”.

To expand into new jurisdictions, the Corporation may need to be licensed, obtain approvals of its products and/or seek licensure of its officers, directors, major shareholders, key employees or business partners. Any delays in obtaining or difficulty in maintaining regulatory approvals needed for expansion within existing markets or into new jurisdictions can negatively affect the Corporation’s opportunities for growth, including the growth of its customer base, or delay its ability to recognize revenue from its products and services in any such jurisdictions.

Future legislative and regulatory action, and court decisions or other governmental action, may have a material impact on the operations and financial results of the Corporation. There is a risk that governmental authorities may view the Corporation or its licensees as having violated their local laws, despite the Corporation’s efforts to obtain all applicable licenses or approvals. Therefore, there is a risk that civil and criminal proceedings, including class actions, could be initiated against the Corporation, its business partners and others involved in the online gaming industry. Such potential proceedings could involve substantial litigation expense, penalties, fines, seizure of assets, injunctions or other restrictions being imposed upon the Corporation or such third parties, while diverting the attention of key executives. Such proceedings could have a material adverse effect on the Corporation’s business, revenues, operating results and financial condition as well as impact upon the Corporation’s reputation.  See also “Legal and Regulatory Proceedings”.

There can be no assurance that legally enforceable prohibiting legislation will not be proposed and passed in jurisdictions relevant or potentially relevant to the Corporation’s business to prohibit, legislate or regulate various aspects of the Internet or the online gaming industry (or that existing laws in those jurisdictions will not be interpreted negatively). Compliance with any such legislation may have a material adverse effect on the Corporation’s business, financial condition and results of operations, either as a result of the Corporation’s determining that a jurisdiction should be blocked, or because a local license or approval may be costly for the Corporation or business partners to obtain and/or such licenses or approvals may contain other commercially undesirable conditions.

Public opinion can also exert a significant influence over the regulation of the online gaming industry. A negative shift in the public’s perception of online gaming could affect future legislation or regulation in different jurisdictions. Among other things, such a shift could cause jurisdictions to abandon proposals to legalize online gaming, thereby limiting the number of new jurisdictions into which the Corporation could expand. Negative public perception could also lead to new restrictions on or to the prohibition of online gaming in jurisdictions in which the Corporation currently operates.

The Corporation may not be able to capitalize on the expansion of online gaming or other trends and changes in the online gaming industry, including due to laws and regulations governing this industry.

The Corporation participates in the new and evolving online gaming industry through its online, social and mobile products. The Corporation intends to take advantage of the liberalization of online and mobile gaming, both within the United States, Europe and elsewhere internationally; however, expansion of online and mobile gaming involves significant risks and uncertainties, including legal, business and financial risks. The success of online and mobile gaming and the Corporation’s products and services may be affected by future developments in social networks, mobile platforms, regulatory developments, data and information privacy laws and other factors that the Corporation is unable to predict and are beyond its control. Consequently, the Corporation’s future operating results relating to its online gaming products and services are difficult to predict, and Amaya cannot provide assurance that its products and services will grow at expected rates or be successful in the long term.

Additionally, the Corporation’s ability to successfully pursue its online gaming strategy depends on the laws and regulations relating to wagering through interactive channels. In the United States, until recently, there was uncertainty as to whether the Federal Wire Act prohibited U.S. states from conducting intrastate lottery transactions via the Internet if the transmissions over the Internet during the transaction crossed state lines. In late 2011, the Office of Legal Counsel of the DOJ issued an opinion to the effect that state lottery ticket sales over the internet to in-state adults do not violate the Federal Wire Act. The opinion provided an impetus for states to authorize forms of online lottery or gaming in order to generate additional revenue. However, to the extent states wish to pursue online gaming, such states may be required or otherwise deem it advisable to enact enabling legislation or new regulations addressing the sale of lottery tickets or the offering of other forms of gaming through online channels, such as the actions taken by Delaware, Nevada and New Jersey to authorize various forms of online gaming.

Despite the 2011 DOJ opinion, there are still significant forces working to limit or prohibit online gaming in the United States. On February 4, 2015, Representative Jason Chaffetz introduced the Restoration of America’s Wire Act (“RAWA”) in the U.S. House of Representatives and on June 24, 2015, Senator Graham Lindsey introduced similar legislation in the U.S. Senate. As proposed, RAWA would revise the Federal Wire Act to ban most forms of online gambling, including sports betting, online poker, online casino games, fantasy sports and other activities. The enactment of online gaming legislation that federalizes significant aspects of the regulation of online gaming and/or limits the forms of online wagering that are permissible could have an adverse impact on the Corporation’s ability to pursue its interactive strategy in the United States.

Internationally, laws relating to online gaming are evolving, particularly in Europe. To varying degrees, a number of European governments have taken steps to change the regulation of online wagering through the implementation of new or revised licensing and taxation regimes, including the possible imposition of sanctions on unlicensed providers. The Corporation cannot predict the timing, scope or terms of any such state, federal or foreign laws and regulations, or the extent to which any such laws and regulations will facilitate or hinder its interactive strategy.

Moreover, changes in existing gaming laws or regulations, new interpretations of existing gaming laws or regulations or changes in the manner in which existing laws and regulations are enforced, may hinder or prevent the Corporation from continuing to operate in those jurisdictions where it currently carries on business, which would harm its operating results and financial condition. Furthermore, gaming regulatory bodies may from time to time amend the various disclosures and reporting requirements. If the Corporation fails to comply with any existing or future disclosure or reporting requirements, the regulators may take action against the Corporation which could ultimately include fines, the conditioning, suspension or revocation of approvals, registrations, permits or licenses and other disciplinary action. If the Corporation fails to adequately adjust to any such potential changes, its business, results of operations or financial condition could be harmed.

The Corporation’s business is subject to complex and evolving domestic and foreign laws and regulations regarding the Internet, privacy, data protection, and other matters. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to the Corporation’s business practices, monetary penalties, increased cost of operations, or declines in customer growth or engagement, or otherwise harm its business.

In addition to regulations governing online gaming, the Corporation is subject to a variety of laws and regulations domestically and abroad that involve the Internet, e-commerce, privacy and protection of personal information, rights of publicity, acceptable content, intellectual property, advertising, marketing, distribution, data and information security, electronic contracts and electronic communications, competition, protection of minors, consumer protection, unfair commercial practices, product liability, taxation, economic or other trade prohibitions or sanctions, securities law compliance, and online payment and payment processing services. The introduction of new products or expansion of the Corporation’s activities in certain jurisdictions may subject it to additional laws and regulations. In addition, foreign data and information protection, privacy, and other laws and regulations can be more restrictive than those in the United States or Canada.  For example, Amaya handles, collects and stores confidential, personal information relating to its customers for various business purposes, including marketing and financial purposes, and credit card information for processing payments. Amaya may share this personal or confidential information with vendors or other third parties in connection with processing of transactions, operating certain aspects of its business, combating fraud or for marketing purposes.

These laws, regulations and legislation, along with other applicable laws and regulations, which in some cases can be enforced by private parties or government entities, are constantly evolving and can be subject to significant change. As a result, the application, interpretation, and enforcement of these laws and regulations, including pre-existing laws regulating communications and commerce in the context of the Internet and e-commerce, are often uncertain, particularly in the new and rapidly evolving industries in which the Corporation operates, and may be interpreted and applied inconsistently from jurisdiction to jurisdiction and inconsistently with its current policies and practices. Any regulatory or legislative action affecting the manner in which the Corporation displays content or provides its products to its customers could adversely affect customer growth and engagement, including by restricting or prohibiting the use of the Internet. In addition, foreign court judgments or regulatory actions could impact the Corporation’s ability to transfer, process and/or receive information that is critical to its operations, including information relating to suppliers, partners or customers. Such judgments or actions could affect the manner in which the Corporation provides its products or services and adversely affect its financial results.

Proposed legislation and regulations could also significantly affect the business of the Corporation. There currently are a number of proposals pending before federal, state, and foreign legislative and regulatory bodies, including a new single framework for data and information protection regulation within the European Union which is expected to be implemented across its member states. This new regulation includes significant requirements for companies that (i) offer goods and services to residents within European Union member states; or (ii) monitor the behavior of residents within European Union member states. Such requirements are different than those currently in place in the European Union and include significant penalties for non-compliance. Similarly, there are a number of legislative proposals in the United States, at both the federal and state level, that could impose new obligations in areas affecting the Corporation’s business, such as liability for copyright infringement by third parties. In addition, some jurisdictions are considering or have passed legislation implementing data and information protection requirements or requiring local storage and processing of data and information or similar requirements that could increase the cost and complexity of delivering the Corporation’s services.

These existing and proposed laws and regulations, as well as any changes to such laws and any related inquiries, investigations, or actions, can be costly to comply with and can delay or impede the development of new products, result in negative publicity, increase the Corporation’s operating costs, require significant management time and attention, and subject the Corporation to remedies that may harm its business, including fines or demands or orders that the Corporation modifies or ceases certain or all existing business practices, including limiting its use of personal information to add value for customers, or implement costly and burdensome compliance measures.  Any such consequences could adversely affect the Corporation’s business, results of operations or financial condition.

The Corporation has been subject to regulatory investigations and settlements and it expects to continue to be subject to such proceedings in the future, which could cause it to incur substantial costs or require it to change its business practices in a manner materially adverse to its business.

From time to time, the Corporation receives formal and informal inquiries from government authorities and regulators, including securities authorities, tax authorities and gaming regulators, regarding its compliance with laws and other matters. The Corporation expects to continue to be the subject of investigations and audits in the future as it continues to grow and expand its operations. Violation of existing or future regulatory orders or consent decrees could subject the Corporation to substantial monetary fines and other penalties that could negatively affect its financial condition and results of operations. In addition, it is possible that future orders issued by, or inquiries or enforcement actions initiated by, government or regulatory authorities could cause the Corporation to incur substantial costs, expose it to unanticipated civil and criminal liability or penalties, or require it to change its business practices in a manner materially adverse to its business. See also “Legal Proceedings and Regulatory Actions”.

Amaya’s shareholders are subject to extensive governmental regulation, and if a shareholder is found unsuitable by a gaming authority, that shareholder would not be able to beneficially own the Corporation’s Common Shares directly or indirectly.

In many jurisdictions, gaming laws can require any of the Corporation’s shareholders to file an application, be investigated, and qualify or have his, her or its suitability determined by gaming authorities. Gaming authorities have very broad discretion in determining whether an applicant should be deemed suitable. Subject to certain administrative proceeding requirements, the gaming regulators have the authority to deny any application or limit, condition, restrict, revoke or suspend any license, registration, finding of suitability or approval, or fine any person licensed, registered or found suitable or approved, for any cause deemed reasonable by the gaming authorities.

Furthermore, any person found unsuitable by a gaming authority may not hold directly or indirectly ownership of any voting security or the beneficial or record ownership of any nonvoting security or any debt security of any public corporation which is registered with the relevant gaming authority beyond the time prescribed by the relevant gaming authority. A violation of the foregoing may constitute a criminal offense. A finding of unsuitability by a particular gaming authority impacts that person’s ability to associate or affiliate with gaming licensees in that particular jurisdiction and could impact the person’s ability to associate or affiliate with gaming licensees in other jurisdictions.

Many jurisdictions also require any person who acquires beneficial ownership of more than a certain percentage of voting securities of a gaming company and, in some jurisdictions, non-voting securities, typically 5%, to report the acquisition to gaming authorities, and gaming authorities may require such holders to apply for qualification or a finding of suitability, subject to limited exceptions for “institutional investors” that hold a company’s voting securities for investment purposes only.

The Corporation’s articles include certain provisions to ensure that the Corporation complies with applicable gaming regulations. These provisions provide, among other things, that the Corporation shall have the right, subject to the conditions set out in the gaming provisions share terms, to redeem Common Shares held by an unsuitable person. Such redemption rights may negatively affect the trading price of the Common Shares and may negatively affect the liquidity of the Common Shares.

Risks Related to the Corporation’s Intellectual Property and Technology

Amaya’s intellectual property may be insufficient to properly safeguard its technology and brands.

The Corporation holds patents, trademarks and other intellectual property rights. The Corporation has also applied for patent protection in the United States, Canada, Europe and other countries relating to certain existing and proposed processes, designs and methods and other product innovations. Patent applications can, however, take many years to issue and the Corporation can provide no assurance that any of these patents will be issued at all, particularly in light of a global shift towards not granting patents involving computer related inventions. If the Corporation is denied any or all of these patents, it may not be able to successfully prevent its competitors from imitating its products and services or using some or all of the processes that are the subject of such patent applications. Such imitation may lead to increased competition within the finite market for the Corporation’s products and services. Even if pending patents are issued to the Corporation, its intellectual property rights may not be sufficiently comprehensive to prevent its competitors from developing similar competitive products and technologies or may be vulnerable to challenge due to it changing case law regarding the patentability of computer related inventions. The Corporation’s success may also depend on its ability to obtain trademark protection for the names or symbols under which it markets its products and to obtain copyright protection and patent protection of its proprietary technologies, intellectual property and other game innovations and if the granted patents are challenged, protection may be lost. The Corporation may not be able to build and maintain goodwill in its trademarks or obtain trademark or patent protection, and there can be no assurance that any trademark, copyright or issued patent will provide competitive advantages for Amaya or that Amaya’s intellectual property will not be successfully challenged or circumvented by competitors.

Source codes for Amaya’s technology may also receive protection under international copyright laws.  However, for many third parties who intend to use Amaya source codes without Amaya’s consent, the presence of copyright protection in the source codes alone may not be enough of a deterrent to prevent such use. As such, Amaya may need to initiate legal proceedings following such use to obtain orders to prevent further use of the source code.

The Corporation also relies on trade secrets, ideas and proprietary know-how. Although the Corporation generally requires its employees and independent contractors to enter into confidentiality and intellectual property assignment agreements, it cannot be assured that the obligations therein will be maintained and honoured. If these agreements are breached, it is unlikely that the remedies available to the Corporation will be sufficient to compensate it for the damages suffered even if the Corporation promptly applies for injunctive relief. In spite of confidentiality agreements and other methods of protecting trade secrets, the Corporation’s proprietary information could become known to or independently developed by competitors. If the Corporation fails to adequately protect its intellectual property and confidential information, its business may be harmed and its liquidity and results of operations may be materially adversely impacted.

The Corporation may be subject to claims of intellectual property infringement or invalidity and adverse outcomes of litigation could unfavorably affect its operating results.

Monitoring infringement and misappropriation of intellectual property can be difficult and expensive, and the Corporation may not be able to detect infringement or misappropriation of its proprietary rights. Although the Corporation intends to aggressively pursue anyone who is reasonably believed to be infringing upon its intellectual property rights and who poses a significant commercial risk to the business, to protect and enforce its intellectual property rights, initiating and maintaining suits against such third parties will require substantial financial resources. The Corporation may not have the financial resources to bring such suits, and, if it does bring such suits, it may not prevail. Regardless of the Corporation’s success in any such actions, the expenses and management distraction involved may have a material adverse effect on its financial position. A significant portion of the Corporation’s revenues is generated from products using certain intellectual property rights, and Amaya’s operating results would be negatively impacted if it was unsuccessful in licensing certain of those rights and/or protecting those rights from infringement, including losses of proprietary information from breaches of the Corporation’s cybersecurity efforts.

If the registration and enforcement policies regarding the Corporation’s intellectual property portfolios are inadequate to deter unauthorized use or appropriation by third parties, the value of the Corporation’s brands and other intangible assets may be diminished and competitors may be able to more effectively mimic its brands, products, services, and methods of operations. Such events could have an adverse effect on the Corporation’s business and financial results.  At the same time, the Corporation has to be mindful of how it will be perceived by its customers and potential customers if it deploys an unduly strict enforcement policy; an overly aggressive position may deter its customers from supporting the brands and therefore damage not only the brands’ reputation in the market place but also negatively impact financial results.

Further, the Corporation’s competitors have been granted patents protecting various gaming products and services features, including systems, methods and designs. If the Corporation’s products and services employ these processes, or other subject matter that is claimed under its competitors’ patents, or if other companies obtain patents claiming subject matter that the Corporation uses, those companies may bring infringement actions against it. The question of whether a product infringes a patent involves complex legal and factual issues, the determination of which is often uncertain. In addition, because patent applications can take many years to issue, there may be applications now pending of which the Corporation is unaware, which might later result in issued patents that the Corporation’s products and services may infringe. There can be no assurance that the Corporation’s products, including those with currently pending patent applications, will not be determined to have infringed upon an existing third party patent. If any of the Corporation’s products and services infringes a valid patent, the Corporation may be required to discontinue offering certain products or systems, pay damages, purchase a license to use the intellectual property in question from its owner, or redesign the product in question to avoid infringement. A license may not be available or may require Amaya to pay substantial royalties, which could in turn force Amaya to attempt to redesign the infringing product or to develop alternative technologies at a considerable expense. Additionally, the Corporation may not be successful in any attempt to redesign the infringing product or to develop alternative technologies, which could force the Corporation to withdraw its product or services from the market.

The Corporation may also infringe other intellectual property rights belonging to third parties, such as trademarks, copyrights and confidential information. As with patent litigation, the infringement of trademarks, copyrights and confidential information involve complex legal and factual issues and the Corporation’s products, branding or associated marketing materials may be found to have infringed existing third party rights.  When any third party infringement occurs, the Corporation may be required to stop using the infringing intellectual property rights, pay damages and, if it wishes to keep using the third party intellectual property, purchase a license or otherwise redesign the product, branding or associated marketing materials to avoid further infringement. Such a license may not be available or may require Amaya to pay substantial royalties.

It is also possible that the validity of any of Amaya’s intellectual property rights might be challenged either in standalone proceedings or as part of infringement claims. There can be no assurance that Amaya’s intellectual property rights will withstand an invalidity claim and, if declared invalid, the protection afforded to the product, branding or marketing material will be lost.

Moreover, the future interpretation of intellectual property law regarding the validity of intellectual property by governmental agencies or courts in Canada, Europe, the United States or other jurisdictions in which Amaya has rights could negatively affect the validity or enforceability of the Corporation’s current or future intellectual property. This could have multiple negative impacts including, without limitation, the marketability of, or anticipated revenue from, certain of Amaya’s products. Additionally, due to the differences in foreign patent, trademark, trade dress, copyright and other laws concerning proprietary rights, the Corporation’s intellectual property may not receive the same degree of protection in foreign countries as it would in Canada, Europe or the United States. The Corporation’s failure to possess, obtain or maintain adequate protection of its intellectual property rights for any reason in these jurisdictions could have a material adverse effect on its business, results of operations and financial condition.

Furthermore, infringement and other intellectual property claims, with or without merit, can be expensive and time-consuming to litigate, and the Corporation may not have the financial and human resources to defend itself against any infringement suits that may be brought against Amaya. Litigation can also distract management from day-to-day operations of the business.

In addition, the Corporation’s business is dependent in part on the intellectual property of third parties. For example, the Corporation licenses trademarks and other intellectual property from third parties for use in its gaming products. The future success of the Corporation may depend upon its ability to obtain licenses to use new marks and its ability to retain or expand existing licenses for certain products. If the Corporation is unable to obtain new licenses or renew or expand existing licenses, it may be required to discontinue or limit its use of such products that use the licensed marks and its financial condition, operating results or prospects may be harmed.

Compromises of the Corporation’s systems, manipulation of its products or services, or unauthorized access to its confidential information or data, or its customers’ personal information or data, could materially harm Amaya’s reputation and business.

Amaya assesses and monitors the security of the collection, storage and transmission of customer information on an ongoing basis. See “Business of the Corporation - Technology Infrastructure and Research and Development”. However, Amaya’s industries are prone to cyber-attacks, with third parties seeking unauthorized access to its confidential information or data or its customers’ personal information or data.  Any failure to prevent or mitigate security breaches and improper access to or disclosure of the Corporation’s data or user information could result in the loss or misuse, including fraudulent manipulation, of such data or information, which could harm the Corporation’s business and reputation and diminish its competitive position. In addition, computer malware, viruses, and hacking, phishing and similar attacks by third parties have become more prevalent in the Corporation’s industries, have occurred on its systems in the past, and may occur on its systems in the future. As a result of the Corporation’s prominence in the industries in which it operates and large customer base, the Corporation believes that it is a particularly attractive target for such breaches and attacks. Such attacks may cause interruptions to the services the Corporation provides, degrade the customer experience or result in them being defrauded, or cause customers to lose confidence in the Corporation’s products and online operations. The Corporation’s efforts to protect its company data or the information it receive may also be unsuccessful due to software bugs or other technical malfunctions, employee error or malfeasance, government surveillance, break-ins or theft, third-party security breaches, or other factors, such as casualty loss. In addition, third parties may attempt to fraudulently induce employees or customers to, or the Corporation’s employees or customers themselves may, disclose information in order to gain access to the Corporation’s data or its customers’ information and potentially use such data or information improperly.  Although the Corporation has developed systems and processes that are designed to protect its data and customer information and to prevent data or information loss, fraud and other security breaches, including, without limitation, a disaster recovery strategy for back office systems, the Corporation cannot assure investors that such measures will provide absolute security.  Disruptions from unauthorized access to, fraudulent manipulation of, or tampering with the Corporation’s computer systems and technological infrastructure, or those of third parties Amaya utilizes, in any such event could result in a wide range of negative outcomes, including devaluation of the Corporation’s intellectual property, increased expenditures on data and information security, and litigation, disciplinary action or investigations by customers (for lost deposits, wagers or otherwise) or applicable regulatory authorities, as applicable, each of which could have a material adverse effect on the Corporation’s business, operating results and financial condition.

The Corporation also provides limited information to certain third parties based on the scope of services provided to it. However, if these third parties or developers fail to adopt or adhere to adequate data and information security practices, or in the event of a breach of their networks, the Corporation’s customers’ information may be improperly accessed, used, or disclosed.

Any loss, disclosure or misappropriation of, or access to, customers’ or other proprietary information or other breach of Amaya’s information security could result in legal claims or legal proceedings, including regulatory investigations and actions, or liability for failure to comply with privacy and information security laws, including for failure to protect personal information or for misusing personal information, which could disrupt Amaya’s operations, force it to modify its business practices, damage its reputation and expose it to claims from its customers, financial institutions, regulators, payment card associations, employees and other persons, any of which could have an adverse effect on Amaya’s business, financial condition and operations.

In addition, Amaya’s customers may attempt or commit fraud or cheat in order to increase winnings. Acts of fraud or cheating may involve various tactics, possibly in collusion with employees or other customers of the Corporation. Internal acts of cheating could also be conducted by employees through collusion with programmers and other personnel. See also “Business of the Corporation - Technology Infrastructure and Research and Development”.  Failure to discover such acts or schemes in a timely manner could result in losses in Amaya’s operations. In addition, negative publicity related to such schemes could have an adverse effect on Amaya’s reputation, potentially causing a material adverse effect on the Corporation’s business, financial condition, and results of operations.

The Corporation’s business is dependent on its ability to maintain and scale its technical infrastructure, and any significant disruption in its service, including service interruptions of Internet and other technology service providers, could damage its reputation, result in a potential loss of customers and engagement, and adversely affect its financial results.

The Corporation’s reputation and ability to attract, retain, and serve its customers is dependent upon the reliable performance of its products and its underlying technical infrastructure. The Corporation’s systems may not be adequately designed with the necessary reliability and redundancy to avoid performance delays or outages that could be harmful to its business. If the products of the Corporation are unavailable when customers attempt to access them, or if they do not load as quickly as expected, customers may not use such products as often in the future, or at all. As the Corporation’s customer base and engagement continue to grow, and the amount and types of products and services continue to grow and evolve, the Corporation will need an increasing amount of technical infrastructure, including network capacity and computing power, to continue to satisfy the needs of its customers. Such infrastructure expansion may be complex, and unanticipated delays in the completion of these projects or availability of components may lead to increased project costs, operational inefficiencies, or interruptions in the delivery or degradation of the quality of the Corporation’s products. In addition, there may be issues related to this infrastructure that are not identified during the testing phases of design and implementation, which may only become evident after the Corporation has started to fully utilize the underlying equipment or software, that could further degrade the customer experience or increase the Corporation’s costs. As such, it is possible that the Corporation may fail to effectively scale and grow its technical infrastructure to accommodate increased demands. In addition, the business of the Corporation may be subject to interruptions, delays, or failures resulting from earthquakes, adverse weather conditions, other natural disasters, power loss, terrorism, or other catastrophic events. If such an event were to occur, customers may be subject to service disruptions or outages and the Corporation may not be able to recover its technical infrastructure and customer information in a timely manner to restart or provide its products or services, which may adversely affect its financial results.

A substantial portion of the Corporation’s network infrastructure is provided by third parties, including Internet service providers and other technology-based service providers.  If Internet service providers experience service interruptions, communications over the Internet may be interrupted and impair the Corporation’s ability to carry on business. In addition, the Corporation’s ability to process e-commerce transactions depends on bank processing and credit card systems. In order to prepare for system problems, the Corporation continuously seeks to strengthen and enhance its current facilities and the capability of its system infrastructure and support. Nevertheless, there can be no assurance that the Internet infrastructure or the Corporation’s own network systems will continue to be able to meet the demand placed on it by the continued growth of the Internet, the overall online gaming and interactive entertainment industries and the Corporation’s customers. Any difficulties these providers face may adversely affect the Corporation’s business, and the Corporation exercises little control over these providers, which increases its vulnerability to problems with the services they provide. Any system failure as a result of reliance on third parties, including network, software or hardware failure, which causes a delay or interruption in the Corporation’s online services and products and e-commerce services, including its ability to handle existing or increased traffic, could have a material adverse effect on the Corporation’s business, revenues, operating results and financial condition.

The Corporation may experience losses due to technical problems with its products, services or internal systems.

The Corporation’s products and internal systems rely on software, including software developed or maintained internally and/or by third parties, that is highly technical and complex. In addition, the Corporation’s products and internal systems depend on the ability of such software to store, retrieve, process, and manage immense amounts of data and information. The software on which the Corporation relies has contained, and may now or in the future contain, undetected errors, bugs, or vulnerabilities. Some errors may only be discovered after the code has been released for external or internal use. Errors or other design defects within the software on which the Corporation relies may result in a negative experience for its customers, delay product introductions or enhancements, result in measurement or processing errors, or compromise its ability to protect the information of its customers and/or its intellectual property. Any errors, bugs, or defects discovered in the software on which the Corporation relies could result in damage to its reputation, loss of customers, loss of revenue, liability for damages, impairment of its ability to offer its products in the future, and/or delays in releases of its products or product enhancements, any of which could adversely affect its business and financial results.

Furthermore, the costs incurred in correcting any product or service defects or errors may be substantial and could adversely affect the Corporation’s operating margins. There can be no assurance that the Corporation’s efforts to monitor, develop, modify and implement appropriate test and processes for the Corporation’s products or services will be sufficient to permit it to avoid a rate of failure in its products or services that results in substantial delays, significant repair or replacement costs or potential damage to its reputation, any of which could have a materially adverse effect on the Corporation’s business, results of operations and financial condition.

The Corporation may also be subject to claims that its products or services are defective or that some function or malfunction of its products caused or contributed to damages. The Corporation attempts to minimize this risk by incorporating provisions into its standard agreements and terms and conditions of use that are designed to limit the Corporation’s exposure to potential claims of liability, in addition to maintaining applicable liability insurance policies. No assurance can be given that all claims will be barred by the contractual provisions and terms and conditions of use limiting liability or that the provisions will be enforceable. The Corporation may be liable for an unforeseen failures or damages regarding the use of its products or services. A significant liability claim against the Corporation could have a materially adverse effect on its operating results and financial position.

Risks Related to the Corporation’s Common Shares

The price and trading volume of the Common Shares has been and will likely continue to be volatile.

The market price of the Common Shares has been and will likely continue to be highly volatile and subject to wide fluctuations. In addition, the trading volume of the Common Shares will likely continue to fluctuate and cause significant price variations to occur. Volatility in the market price of the Common Shares may prevent a holder of Common Shares from being able to sell their shares. In addition to the factors discussed in this annual information form, the market price for the Common Shares could fluctuate significantly for various reasons, many of which are beyond the Corporation’s control, including:

•	the Corporation’s operating and financial performance;
•	the Corporation’s quarterly or annual earnings and key operational measures and metrics, including customer base and engagement, or those of other companies in the Corporation’s industries;
•	conditions that impact demand for the Corporation’s products and services;
•	the public’s reaction to the Corporation’s press releases, other public announcements and filings with securities authorities;
•	changes in earnings estimates or recommendations by securities analysts who track the Common Shares;
•	market and industry perception of the Corporation’s success, or lack thereof, in pursuing the its growth strategy;
•	investor sentiment with respect to the Corporation’s competitors, business partners and its industries in general;
•	changes in stock market valuations of companies in the industries in which the Corporation operates;
•	substantial “short” positions in the Corporation’s Common Shares and other hedging activities by investors from which they would benefit from declines in the market price of its Common Shares;
•	inclusion or deletion of the Corporation’s Common Shares from any trading indices;
•	strategic actions by the Corporation or its competitors, such as acquisitions or restructurings;
•	changes in government and environmental regulation, including gaming taxes and duties;
•	changes in accounting standards, policies, guidance, interpretations or principles;
•	lawsuits threatened or filed against the Corporation;
•	changes and other developments in anticipated or new legislation and pending lawsuits or regulatory actions, including interim or final rulings by tax, judicial or regulatory bodies;
•	arrival and departure of key personnel;
•	changes in the Corporation’s capital structure;
•	sale of Common Shares by the Corporation or by members of the management team;
•

changes in general market, economic and political conditions in the United States and global economies or financial markets, including fluctuation in stock markets resulting from, among other things, trends in the economy as whole; and

•	other events or factors, including those resulting from war, natural disasters or incidents of terrorism, or responses to those events.

In addition, in recent years, the stock market has experienced significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in the gaming industry. The changes frequently appear to occur without regard to the operating performance of the affected companies. Hence, the price of the Common Shares could fluctuate based upon factors that have little or nothing to do with the Corporation, and these fluctuations could materially reduce the Common Share price.

The Corporation’s Common Shares rank junior to the Preferred Shares with respect to amounts payable in the event of a liquidation.

The Common Shares rank junior to the Preferred Shares with respect to amounts payable in the event of its liquidation, dissolution or winding-up. If the Corporation voluntarily or involuntarily liquidates, dissolves or winds-up, no distribution of its assets may be made to holders of Common Shares until the Corporation has paid to holders of the Preferred Shares a liquidation preference equal to the greater of (i) $1,000 per Preferred Share, which is the initial liquidation preference, multiplied by an adjustment factor calculated by dividing the Conversion Ratio (as defined below) then in effect by 45.53, which is the current Conversion Ratio; and (ii) the amount that a holder of Preferred Shares would have been entitled to receive if the Preferred Shares were converted into Common Shares immediately prior to the liquidation.

Certain provisions of the Preferred Shares could delay or prevent an otherwise beneficial takeover attempt of Amaya and, therefore, the ability of holders to exercise their rights associated with a potential fundamental change.

Certain provisions of the Preferred Shares could make it more difficult or more expensive for a third party to acquire the Corporation. For example, if a fundamental change were to occur, holders of the Preferred Shares may have the right to convert their Preferred Shares, in whole or in part, at an increased conversion rate and will also be entitled to receive a fundamental change make-whole amount. These features of the Preferred Shares could increase the cost of acquiring the Corporation or otherwise discourage a third party from acquiring it.

The Corporation’s advance notice bylaws may prevent attempts by its shareholders to replace or remove its current management.

Provisions in the Corporation’s bylaws may frustrate or prevent any attempts by the Corporation’s shareholders to replace or remove current management by making it more difficult for shareholders to remove Amaya’s directors. These charter provisions could make the removal of management more difficult. Furthermore, the existence of the foregoing provisions could limit the price that investors might be willing to pay in the future for Common Shares. They could also deter potential acquisitions of the Corporation, thereby reducing the likelihood that shareholders could receive a premium for Common Shares in an acquisition.

Future sales, the possibility of future sales, or “short” positions in a substantial amount of the Corporation’s Common Shares may depress the price of its Common Shares.

Future sales, the possibility of future sales, or “short” positions in a substantial amount of the Corporation’s Common Shares in the public market could adversely affect the prevailing market price of the Common Shares and could impair Amaya’s ability to raise capital through future sales of equity securities. The Corporation cannot predict future sales, the possibility of future sales, or “short” positions, or the effect, if any, that any of the same may have on the market price of its Common Shares.  Sales of substantial amounts of Common Shares (including Common Shares issued in connection with an acquisition), or the perception that such sales could occur, and substantial “short” positions may adversely affect prevailing market prices for Common Share.

The Corporation does not intend to pay dividends in the foreseeable future.

The Corporation has never declared or paid cash dividends and has no present plans to pay cash dividends to its shareholders and, for the foreseeable future, intends to retain all of its earnings for use in its business. The declaration of any future dividends by the Corporation is within the discretion of the Board and will depend on the Corporation’s earnings, financial condition and capital requirements, as well as any other factors deemed relevant by the Board.

The Corporation’s Chairman and Chief Executive Officer, and based on publicly available information as of the date hereof, certain other shareholders, each individually and collectively own a significant amount of the Corporation’s shares on a fully diluted basis and may be able to exert influence over matters requiring shareholder approval.

As of the date hereof, Mr. Baazov, and based on publicly available information, Mr. Baazov, GSO, BlackRock, Caledonia (Private) Investments Pty Limited and PointState Capital LP (including through their respective affiliated funds managed or advised by them, as applicable) beneficially owned or had control over 11.9%, 20.7%, 10.5%, 5.3% and 5.2%, respectively, of Amaya’s outstanding shares on a fully-diluted basis. As a result, each individually and collectively may be able to exercise significant influence over any matter requiring shareholder approval in the future.

DIVIDENDS AND DISTRIBUTIONS

The Corporation has never declared or paid any dividend or any other distribution. The Corporation currently intends to retain any future earnings to fund the development and growth of its business and does not anticipate paying any dividend or distribution in the foreseeable future. Any future determination to pay dividends or distributions will be at the discretion of the Board and will depend upon many factors, including, without limitation, the Corporation’s results of operations, capital requirements and other factors as the Board may deem relevant, as well as any restrictions under applicable laws or its articles.

DESCRIPTION OF CAPITAL STRUCTURE

As of March 14, 2016, Amaya’s authorized share capital consists of an unlimited number of Common Shares and 1,139,356 Preferred Shares. As of March 14, 2016, the Corporation had a total of 133,784,193 Common Shares issued and outstanding, 1,139,249 Preferred Shares issued and outstanding and convertible into 51,870,339 Common Shares as of such date, 11,869,425 options issued under the Corporation’s stock option and equity incentive plans and exercisable for the same number of Common Shares, of which 3,980,125 were exercisable, and 15,000,536 Common Share purchase warrants issued and outstanding and exercisable for the same number of Common Shares. For more information on Amaya’s issued and outstanding warrants, see the 2015 Annual MD&A and the 2015 Annual Financial Statements. For more information on Amaya’s issued and outstanding stock options, and its stock option and equity incentive plans, see “Market for Securities – Issuances of Securities”, the 2015 Annual MD&A, the 2015 Annual Financial Statements, and the Corporation’s management information circular for the most recent annual meeting of shareholders of the Corporation, each of which is available on SEDAR at www.sedar.com and Edgar at www.sec.gov.

Common Shares

Each Common Share entitles its holder to notice of, and to one vote on, all matters submitted to Amaya’s shareholders for their consideration. The holders of Common Shares are entitled to receive, after payment of the full dividend on any Preferred Shares, non-cumulative annual dividends if, as and when declared by the Board. There are no fixed dates or time limits on payment of dividends on Common Shares of the Corporation. Holders of Common Shares do not have any pre-emptive rights or other rights to subscribe for additional shares, or any conversion rights. In the event of liquidation, dissolution or winding-up of the Corporation, the net assets of the Corporation available for distribution to its shareholders will be distributed ratably among the holders of the Common Shares, subject to the rights, privileges, restrictions and conditions of the Corporation’s then issued and outstanding Preferred Shares.

Certain gaming provisions in the Corporation’s articles facilitate compliance with applicable gaming regulations (the “Gaming Provisions”). The Gaming Provisions protect the Corporation from the consequences of having a shareholder whose ownership of Common Shares or whose failure to make an application to seek licensure or suitability review from, or otherwise comply with the requirements of, a gaming regulatory authority (an “Unsuitable Person”) may result in the loss, suspension or revocation (or similar action) of any license, permit, authorization, waiver or other gaming regulatory approval held by the Corporation, or the denial of any license, permit, authorization, waiver or other gaming regulatory approval sought by the Corporation. The Gaming Provisions provide the Corporation with a right to redeem all Common Shares held by an Unsuitable Person at a redemption price determined pursuant to a written valuation and fairness opinion from an investment banking firm of nationally recognized standing in the United States. The Gaming Provisions require individuals who plan, either on their own or as part of a group acting in concert, to acquire or dispose of 5% or more of Common Shares to provide advance written notice to the Corporation prior to effecting such an acquisition or disposition. Notwithstanding the Gaming Provisions, the Corporation may not be able to exercise its redemption rights in full or at all. Under the QBCA, a corporation may not make any payment to redeem shares if the payment would cause the corporation to be unable to pay its liabilities as they become due or if making the payment would cause the corporation to be unable to pay, when due, the entire redemption price of its redeemable shares. Furthermore, Amaya may become subject to contractual restrictions on its ability to redeem its shares by, for example, entering into a secured credit facility subject to such restrictions.

The foregoing description of the terms of the Common Shares does not purport to be complete and is subject to and qualified in its entirety by reference to the articles and general by-laws of the Corporation, each of which is available on SEDAR at www.sedar.com and Edgar at www.sec.gov.

Preferred Shares

In connection with the Preferred Share Financing, the Corporation issued US$1.05 billion of Preferred Shares on August 1, 2014. The Preferred Shares were issued at an offering price of $1,000.00 per Preferred Share. Each Preferred Share is convertible at the holder’s option at any time in whole or in part, initially into 41.67 Common Shares (the “Conversion Ratio”), based on an initial conversion price of $24.00 per Common Share (the “Initial Conversion Price”), subject to adjustments. The Preferred Shares rank senior to the Common Shares in receiving payment of their liquidation preference (which is initially $1,000.00 per Preferred Share, subject to adjustments to the Conversion Ratio) upon the liquidation, winding up or dissolution of the Corporation or in any other distribution of substantially all of its assets (a “Liquidation”).  The Preferred Shares are not entitled to receive dividends and have no voting rights (or any related notice rights, including notice of shareholder meetings) except with respect to amendments to the terms of the Preferred Shares or as otherwise required under applicable laws.  The Conversion Ratio, representing the number of Common Shares that will be issued to a holder of Preferred Shares for each Preferred Share upon exercise of the conversion right, will be adjusted each February 1 and August 1 by multiplying the Conversion Ratio then in effect immediately prior to such adjustment by 1.03. Adjustments were made on February 1, 2015, August 1, 2015 and February 1, 2016. Based on the Initial Conversion Price and Conversion Ratio, each as adjusted, approximately 51,870,339 Common Shares would be issuable upon the conversion of all of the Preferred Shares as of the date hereof.

Amaya cannot force a mandatory conversion of the Preferred Shares until August 1, 2017. Thereafter, Amaya may give notice to holders of Preferred Shares to force conversion (in whole or in part under certain circumstances) if the following two conditions are satisfied: (i) the closing share price of the Common Shares has been in excess of 175% of the Initial Conversion Price on any 20 trading days within a 30 consecutive day period, and (ii) except in certain circumstances, the average daily volume on any 20 trading days within the 30 consecutive day period referred to above was at least 1.75 million Common Shares. Any mandatory conversion will also be subject to specified regulatory and consent conditions.

The Preferred Shares also contain anti-dilution Conversion Ratio adjustments for certain dividends or distributions (cash, shares or otherwise), share splits, share combinations, below market equity issuances or rights, options or warrant issuance, tender offer or exchange offer payments, and reorganization events. In addition, upon a “fundamental change”, additional Common Shares may be issuable to holders of Preferred Shares as a premium. Fundamental change events include:

•

a person or group (other than Amaya, its subsidiaries, GSO, BlackRock or any owner of 10% or more of the Common Shares as of August 1, 2014) becoming the beneficial owner of more than 50% of voting power for the election of Amaya’s directors;

•

the consummation of a (i) recapitalization in which Common Shares are converted into or exchanged for other securities or assets; (ii) share exchange or merger in which Common Shares convert into cash, securities, other property; or (iii) sale, lease or other transfer of all or substantially all of Amaya’s assets to a third party (other than an Amaya subsidiary);

•	the Common Shares being delisted from any of the TSX, New York Stock Exchange (“NYSE”), NASDAQ or London Stock Exchange, if then listed on any such exchange; or
•	Amaya’s shareholders approving a Liquidation.

Under the terms of the Preferred Shares, for so long as each of GSO and BlackRock holds 50% or more of the Preferred Shares issued to it on August 1, 2014, Amaya undertakes:

•

not to incur indebtedness unless (i) the ratio of Consolidated Net Debt to LTM EBITDA (as each term is defined in the Preferred Share terms) would be 6.7 to 1 or less on a pro forma basis, or (ii) such indebtedness is Permitted Debt (as defined in the Preferred Share terms);

•	not to issue equity securities ranking equal or superior to the Preferred Shares;
•

not to make acquisitions that (i) individually exceed US$250 million, or (ii) from August 1, 2014, total US$500 million or more (subject to specified ordinary course of business and consent exceptions);

•

(i) not to require a mandatory conversion of Preferred Shares if such mandatory conversion would require a regulatory filing or waiver for any holder of Preferred Shares in excess of that required for an institutional investor waiver in the State of New Jersey, and (ii) to notify GSO and BlackRock in writing at least 60 days prior to any action that will require a regulatory filing or waiver for any holder of Preferred Shares in excess of that required for an institutional investor waiver in New Jersey;

•	to cooperate with holders of Preferred Shares in connection with anti-trust or competition filings relating to their investment in Amaya and/or conversion of Preferred Shares;
•	to maintain the listing of the Common Shares on the NASDAQ; and
•	to comply with Amaya’s continuous disclosure requirements and provisions of the Registration Rights Agreements.

If Amaya fails to comply with these undertakings, the Conversion Ratio may be increased between a range of 2% and 6% per annum, depending on which undertaking is breached, for each year in which the breach occurs.

To create any additional class or series of preferred shares, the Corporation must, among other things, comply with the terms of the Preferred Shares and amend its articles, and such amendment will be subject to shareholder approval.

The foregoing description of the terms of the Preferred Shares does not purport to be complete and is subject to and qualified in its entirety by reference to the articles of the Corporation, which are available on SEDAR at www.sedar.com and Edgar at www.sec.gov.

2013 Debentures

In February 2013, Amaya closed a private placement of units (the “February 2013 Units”), originally announced on January 17, 2013, at a price of $1,000.00 per unit, for aggregate gross proceeds of $30 million. The net proceeds were used for Amaya’s working capital and general corporate purposes. Each February 2013 Unit consisted of: (i) $1,000.00 principal amount of 7.5% unsecured non-convertible subordinated debentures (the “2013 Debentures”); and (ii) 48 Common Share purchase warrants (each, a “2016 Warrant”) with an exercise price of $6.25 per Common Share. Amaya repaid the 2013 Debentures in full for approximately $30 million on February 1, 2016 (the first business day following the date of maturity on January 31, 2016) and all remaining unexercised 2016 Warrants expired on the same date. As of the date hereof, the 2013 Debentures have been retired, and the Corporation has no further obligations under or with respect to the same.

MARKET FOR SECURITIES

Trading Price and Volume

On October 1, 2013, Amaya’s Common Shares began trading on the TSX. On September 22, 2014, Amaya was added to the S&P/TSX Composite Index, and on June 8, 2015, the Common Shares began trading on NASDAQ Stock Market (“NASDAQ”). The Common Shares trade on the TSX and NASDAQ under the symbol “AYA”. Although the 2016 Warrants, 2013 Debentures and certain other warrants issued in connection with the offering of certain convertible debentures in 2012 with an exercise price of $3.00 per Common Share, but which expired (to the extent unexercised) on April 30, 2015 (the “2015 Warrants”), previously traded on the TSX, as of the date of this annual information form, only the Common Shares are publicly traded. The 2015 Warrants, 2016 Warrants and 2013 Debentures were previously listed for trading on the TSX under the trading symbols “AYA.WT”, “AYA.WT.A” and “AYA.DB.A”, respectively (until their delisting, as described below).

The following table sets out the high and low prices and total trading volume of the Common Shares as reported by the TSX and NASDAQ for each month of the year ended December 31, 2015.

	Common Shares - TSX			Common Shares – NASDAQ
	Price Range (CDN$)			Price Range (US$)
Month	High	Low	Total Volume	High	Low	Total Volume
December 2015	$21.25	$16.51	13,107,500	$15.92	$12.00	3,456,267
November 2015	$31.40	$18.20	22,573,900	$23.97	$13.68	5,292,175
October 2015	$32.99	$27.05	13,655,900	$26.35	$20.60	2,850,563
September 2015	$28.33	$22.25	11,339,200	$21.42	$16.59	894,706
August 2015	$32.15	$25.00	13,850,500	$24.47	$18.81	1,862,095
July 2015	$36.07	$30.67	8,419,300	$31.44	$23.55	963,179
June 2015 (from June 8, 2015 for NASDAQ)	$37.52	$29.58	17,983,500	$31.44	$23.93	1,226,173
May 2015	$34.75	$27.80	8,823,700	$-	$—	—
April 2015	$32.94	$26.33	13,706,300	$-	$—	—
March 2015	$36.82	$27.53	16,661,200	$-	$—	—
February 2015	$37.50	$30.78	7,072,500	$-	$—	—
January 2015	$34.54	$26.25	10,360,500	$-	$—	—

The following table sets out the high and low prices and total trading volume of the 2015 Warrants, as reported by the TSX for each month of the year ended December 31, 2015. The 2015 Warrants expired as of the close of trading on April 30, 2015 and were simultaneously delisted from the TSX.

Month	High	Low	Total Volume
April 2015	$28.56	$23.99	7,600
March 2015	$33.10	$25.90	4,800
February 2015	$32.00	$32.00	860
January 2015	$29.80	$29.08	4,700

The following table sets out the high and low prices and total trading volume of the 2016 Warrants, as reported by the TSX for each month of the year ended December 31, 2015. The remaining unexercised 2016 Warrants expired as of the close of trading on February 1, 2016 and were simultaneously delisted from the TSX.

Month	High	Low	Total Volume
December 2015	$14.48	$11.05	15,984
November 2015	$24.96	$11.58	18,808
October 2015	$26.20	$22.65	5,014
September 2015	$22.05	$22.05	—
August 2015	$23.50	$20.05	370
July 2015	$29.40	$24.80	11,066
June 2015	$30.33	$24.01	5,665
May 2015	$27.00	$21.93	5,498
April 2015	$25.06	$20.6	11,900
March 2015	$23.29	$21.52	1,640
February 2015	$29.24	$26.25	6,780
January 2015	$26.06	$23.50	3,060

The following table sets out the high and low prices and trading volume of the 2013 Debentures, as reported by the TSX for each month of the year ended December 31, 2015.  The 2013 Debentures matured on January 31, 2016, were repaid in full on February 1, 2016 (the first business day following the date of maturity) and were simultaneously delisted from the TSX.

Month	High	Low	Total Volume
December 2015	$100.25	$100.00	963,000
November 2015	$101.13	$100.26	713,000
October 2015	$101.38	$100.51	1,244,000
September 2015	$100.60	$100.40	656,000
August 2015	$100.92	$100.25	600,000
July 2015	$101.00	$100.00	1,324,000
June 2015	$100.70	$100.00	474,000
May 2015	$100.95	$99.99	1,249,000
April 2015	$100.70	$97.61	1,214,000
March 2015	$103.98	$100.00	422,000
February 2015	$103.98	$101.79	972,000
January 2015	$102.01	$100.02	160,000

Issuances of Securities

For information in respect of options and warrants to purchase Common Shares and Common Shares issued or issuable upon the exercise of options and warrants, see the notes to the 2015 Annual Financial Statements. Amaya did not otherwise issue any class of securities of Amaya that is not listed or quoted on a marketplace during the year ended December 31, 2015.

2015 NCIB

On February 13, 2015, the TSX approved the Corporation’s notice of intention to make a normal course issuer bid (“2015 NCIB”) to purchase for cancellation up to 6,644,737 Common Shares, representing approximately 5% of Amaya’s issued and outstanding Common Shares as of January 26, 2015. The Corporation was permitted to purchase the Common Shares at prevailing market prices and by means of open market transactions through the facilities of the TSX or by such other means as permitted by the TSX rules and policies. The 2015 NCIB terminated on February 17, 2016. The Corporation purchased and cancelled an aggregate of 1,455,300 Common Shares pursuant to the 2015 NCIB for an aggregate purchase price of approximately $45.5 million. Amaya made the 2015 NCIB because it believed that, from time to time, the prevailing market price of its Common Shares did not reflect the underlying value of the Corporation, and that purchasing Common Shares for cancellation would increase the proportionate interest of, and be advantageous to, all remaining shareholders.

DIRECTORS AND OFFICERS

Directors and Executive Officers

The following table sets forth, for each of the Corporation’s directors and executive officers, the person’s name, place of residence, positions within the Corporation, principal occupation and, if a director, the day, month and year on which the person became a director. Directors are elected at each annual shareholders meeting for a term that expires on the date of the Corporation’s next annual shareholders meeting or until his or her successor is duly elected, unless prior thereto the director resigns or otherwise vacates office.

Name of Directors and Executive Officers	Position in the Corporation	Principal Occupation	Director Since	Common Shares, Directly or Indirectly, Beneficially Owned(1)
David Baazov Montréal, Québec, Canada	President, Chief Executive Officer and Chairman of the Board	President, Chief Executive Officer and Chairman of the Board of Amaya Inc.	January 1, 2006	24,564,047
Daniel Sebag Montréal, Québec, Canada	Chief Financial Officer, Treasurer and Director	Chief Financial Officer, Amaya Inc.	May 11, 2010	350,000
Gen. Wesley K. Clark Little Rock, Arkansas, USA	Director(2)(3)	Chairman and Chief Executive Officer, Wesley K. Clark & Associates, LLC (strategic consulting firm)	May 11, 2010	15,000
Divyesh (David) Gadhia Burnaby, British Columbia, Canada	Director(2)(3)	Chairman of spud.ca (local farmers and food producers network) and President of Atiga Investments Inc. (investment firm)	May 11, 2010	42,500
Harlan Goodson Sacramento, California, USA	Director(2)(3)	Attorney, The Law Office of Harlan W. Goodson (law firm)	May 11, 2010	5,571
Dr. Aubrey Zidenberg Toronto, Ontario, Canada	Director	President and Chief Executive Officer, Casino Amusements Canada	July 30, 2014	nil
Marlon D. Goldstein Miami, Florida, USA	Executive Vice-President, Corporate Development & General Counsel and Secretary	Executive Vice-President, Corporate Development & General Counsel, Amaya Inc.	n/a	18,100

(1)

The information as to the number of Common Shares beneficially owned or over which control is exercised is provided to the best of the knowledge of the Corporation based on publicly available information, as of March 14, 2016.

(2)	Member of the Corporate Governance, Nominating and Compensation Committee.
(3)	Member of the Audit Committee.

David Baazov

Mr. David Baazov, 35, is the Chairman of the Board and has been the President and Chief Executive Officer of Amaya since 2006, and is responsible for overseeing the day-to-day business affairs of the Corporation and devising and implementing the Corporation’s business plan and strategies. Mr. Baazov started Amaya’s business in the mid-2000’s, led the Corporation through a successful listing on the TSX Venture Exchange in July 2010, subsequent graduation to the TSX in 2013 and listing on the Nasdaq Global Select Market in 2015, and has since turned the Corporation into a global gaming leader through a combination of organic growth and strategic acquisitions, including through the Rational Group Acquisition, which resulted in Amaya becoming the world’s largest publicly traded online gaming company. The industry and business community have recognized Mr. Baazov with certain awards, including Ernst & Young’s 2013 Québec EY Entrepreneur of the Year for the Information Technology category. A panel of Canadian technology analysts and readers of Cantech Letter (www.cantechletter.com), an online magazine focused on innovation sector companies listed on the TSX and the TSX Venture Exchange, selected Mr. Baazov as the TSX Venture Tech Executive of the Year in 2012, and in each of 2013 and 2014 as the TSX Tech Executive of the Year. From 2000 to 2006, Mr. Baazov was the founder of a business marketing company and served as the Vice President of Sales of Vortek Systems Inc., a supplier and distributor of computer hardware and accessories.

Daniel Sebag, C.A.

Mr. Daniel Sebag, 51, joined Amaya in July 2007 as Chief Financial Officer and is a current director and the Treasurer of Amaya. Mr. Sebag is a Chartered Accountant and specializes in the areas of cost management and financial reporting systems. He currently oversees the Corporation’s financial reporting and treasury functions. Between 1999 and 2007, Mr. Sebag was a faculty lecturer at McGill University in Montreal, Québec, Canada where he led executive seminars in accounting and finance at its International Executive Institute, including the Directors Education Program and the Advanced Management Course. He has also taught advanced accounting courses to students in the McGill University MBA and Chartered Accountancy programs. From 1993 to 2007, Mr. Sebag served as a financial, accounting and information systems consultant to several multinational companies, including Bombardier, Ericsson, Transat AT and Air Liquide. Mr. Sebag earned a Bachelor’s of Science degree in Psychology from McGill University in 1987 and a Specialized Graduate Diploma in Accounting from McGill University in 1991.

Divyesh (David) Gadhia, CPA, C.A., ICD.D

Mr. Divyesh (David) Gadhia, 53, is a director and served as the Chief Executive Officer and Executive Vice Chairman of Gateway Casinos & Entertainment Limited from 1992 until 2010, where he was responsible for strategic initiatives, regulatory matters and governmental relations. He has served as a director of a number of other private and public companies, as well as charities, including a director of the Canadian Gaming Association from 2005 to 2010, and currently serves as a director of Gateway Casinos & Entertainment Limited and Trian Equities. In 2009, Mr. Gadhia was awarded the Canadian Gaming News Outstanding Achievement Award and has also received the Business in Vancouver’s Top 40 Under 40 Award. Since 2010, Mr. Gadhia has been the Chairman of Spud.ca, a local farmers and food producers network, and the President of Atiga Investments Inc., an investment firm focused on consumer products. Mr. Gadhia is Chartered Public Accountant, a member of the Institute of Corporate Directors, and holds a business degree from Simon Fraser University.

Harlan Goodson

Mr. Harlan Goodson, 69, is a current director and served as the Director of California’s Division of Gambling Control from 1999 to 2003, during which he led the implementation of California’s Tribal-State Class III gaming compacts. Prior to forming his own law practice, The Law Office of Harlan W. Goodson, in Sacramento, California, Mr. Goodson was with the national law firm of Holland and Knight, LLP for four years where his practice concentrated on Gaming Law and Gaming Regulation and Governmental Affairs. Mr. Goodson’s biography was published in the 2000 edition of Who’s Who in American Law and in 2002, his work gained him international distinction when he was the recipient of the International Masters of Gaming Law inaugural Regulator of the Year award in 2001. Prior to being appointed to the position of Director of California’s Division of Gambling Control, Mr. Goodson worked in the California State Senate as a legislative consultant for Senator Bill Lockyer from 1994 to 1999. While serving as a consultant in the state legislature, Mr. Goodson drafted legislation in the areas of criminal law, correctional law, juvenile law and insurance law. Since 1996, Mr. Goodson has been an adjunct law professor teaching classes on the legislative process and statutory interpretation at John F. Kennedy University, School of Law. He has been a national speaker at conferences, symposia, law schools and before governmental bodies on the subjects of gaming regulation, Tribal government gaming, and Tribal-State relations. Mr. Goodson is a member of the California State Bar, the International Masters of Gaming Law and the International Association of Gaming Advisors. In 2007, Mr. Goodson also served as a Judge Pro Tempore for the Superior Court in Sacramento, California. Mr. Goodson has also been listed in America’s Best Lawyers annually since 2005 and was selected by his peers as the Northern California 2012 Attorney of the Year for Gaming Law.

General Wesley K. Clark

General Wesley K. Clark, 71, is a current director and serves as Chairman and Chief Executive Officer of Wesley K. Clark & Associates, a strategic consulting firm, since its founding in 2004. General Clark is, and has also been, a Co-Chairman of Growth Energy, an organization that represents producers and supporters of ethanol, since January 2009, senior fellow at UCLA’s Burkle Center for International Relations since 2006, Advisor at the Blackstone Group since 2013, Trustee of International Crisis Group since 2004, Founding Chair of City Year Little Rock/North Little Rock, an AmeriCorps program, which is a national service organization that unites young adults, since 2004, and Chairman of Enverra Inc., a banking and strategic advisory firm, since 2010, as well as serving on a number of private and public company boards. General Clark has authored four books and serves as a founding member of the Clinton Global Initiative, and Director of the Atlantic Council. General Clark retired a four star general after 38 years in the United States Army. He graduated first in his class at West Point and completed degrees in Philosophy, Politics and Economics at Oxford University (B.A. and M.A.) as a Rhodes Scholar. While serving in Vietnam, he commanded an infantry company in combat, where he was severely wounded and evacuated home on a stretcher. He later commanded at the battalion, brigade and division level, and served in a number of significant staff positions, including service as the Director Strategic Plans and Policy (J-5). In his last assignment as Supreme Allied Commander Europe he led NATO forces to victory in Operation Allied Force, saving 1.5 million Albanians from ethnic cleansing. His awards include the Presidential Medal of Freedom, Defense Distinguished Service Medal (five awards), Silver star, bronze star, purple heart, honorary knighthoods from the British and Dutch governments, and numerous other awards from other governments, including award of Commander of the Legion of Honor (France).

Dr. Aubrey Zidenberg

Dr. Aubrey Zidenberg, 63, is a current director and has served and currently serves as the President and Chief Executive Officer of Casino Amusements Canada, which offers commercial gaming industry experience to both the private sector and governments, since 1976. In addition, Dr. Zidenberg is a current director of Innova and the President, Chief Executive Officer and a director of ZAP Casinos Canada, a company associated with Penn National Gaming as it relates to Casino Rama in Ontario, Canada.  Dr. Zidenberg is a gaming industry specialist with extensive experience in the development, implementation and operation of international gaming, tourism and entertainment projects since 1975, including, without limitation, in the areas of commercial gaming, operations and regulatory compliance, and has advised and consulted in these areas in both the government and the private sectors. He has worked internationally with companies such as Penn National Gaming, The Bahamas Amusement Corporation, Summa Corporation, Resorts International, Trump Organization, Playboy Casinos, Carnival Hotels & Casinos, Harrah’s and Hard Rock International. Since 2011, Dr. Zidenberg has been an International Vice President of B’nai Brith, an international human rights organization which has operated in Canada since 1875, and currently chairs its Special Advisory Council to the League for Human Rights. Dr. Zidenberg was a Member of the Board of the Responsible Gambling Council of Canada for over 15 years, and is registered with the Alcohol and Gaming Commission of Ontario and numerous other gaming authorities in various jurisdictions. Dr. Zidenberg is also a recipient of a 2002 Canadian Gaming Industry Award of Excellence, and in 2010, Dr. Zidenberg created and developed the First Nation Canadian Gaming Awards program. Dr. Zidenberg is currently the Chair of the York Regional Police – Investigative Services Community Advisory Council and has served in such position since 2013. A noted community leader, Dr. Zidenberg received an Honorary Doctorate of Laws degree from Assumption University in Windsor, Ontario in 2007 for his lifetime devotion to human rights work, was presented with the Queen Elizabeth II Golden Jubilee Medal in 2003 and the Queen Elizabeth II Diamond Jubilee Medal in 2013, in each case for his dedicated service to community and country. He was knighted Chevalier de France in 2012 and received the York Regional Police Service Board 2014 Civic Leadership Award in 2015. Dr. Zidenberg earned a B.A. from York University in 1975.

Marlon D. Goldstein

Mr. Marlon Goldstein, 42, joined Amaya in January 2014 and serves as its Executive Vice-President, Corporate Development & General Counsel and Secretary. Prior to joining Amaya, Mr. Goldstein was a principal shareholder in the corporate and securities practice at the international law firm of Greenberg Traurig P.A., where he practiced as a lawyer from 2002 until 2014 (since 2006 as a shareholder). Mr. Goldstein’s practice focused on corporate and securities matters, including mergers and acquisitions, securities offerings, and financing transactions. Mr. Goldstein was also the co-chair of the firm’s Gaming Practice, a multi-disciplinary team of attorneys representing owners, operators and developers of gaming facilities, manufacturers and suppliers of gaming devices, investment banks and lenders in financing transactions, and Indian tribes in the development and financing of gaming facilities. Mr. Goldstein earned a B.B.A. with a concentration in accounting from Emory University in Atlanta, Georgia in 1996 and a J.D. from the University of Florida, Levin College of Law in Gainesville, Florida in 1999.

Directors’ and Executive Officers’ Interests in Common Shares

The Corporation’s directors and executive officers own, or have the right to exercise direction or control over, a total of 24,995,218 Common Shares, representing approximately 18.68% of the total issued and outstanding Common Shares as of the date of this annual information form. Additionally, a total of 2,130,500 options, of which 1,420,375 are currently exercisable, have been granted to the Corporation’s directors and executive officers to purchase an equal amount of Common Shares under the Corporation’s stock option and/or equity incentive plan.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as disclosed below and to the knowledge of the Corporation, none of the directors or executive officers of the Corporation is, or within ten years before the date hereof, has been:

(a)	a director, chief executive officer or chief financial officer of any company (including the Corporation) that
(i)

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer, or

(ii)

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

(b)

a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromises with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Notwithstanding the foregoing, General Clark: (i) ceased to be a director of Adam Aircraft Industries less than one year prior to its filing for Chapter 7 bankruptcy protection under applicable U.S. bankruptcy laws in February 2008; (ii) ceased to be Chairman of Summit Global Logistic Inc. less than one year prior to its filing for Chapter 11 bankruptcy protection under applicable U.S. bankruptcy laws in January 2008 (which was later converted to Chapter 7 status in November 2008); (iii) ceased to be a director of NutraCea Inc. less than one year prior to its filing for Chapter 11 bankruptcy protection under applicable U.S. bankruptcy laws in November 2009; and (iv) ceased to be a director of Rodman & Renshaw LLC less than one year prior to its filing, along with its parent, Direct Markets Holdings Corp., and certain affiliates thereof, for Chapter 7 bankruptcy under applicable U.S. bankruptcy laws in January 2013.

To the knowledge of the Corporation, none of the directors or executive officers of the Corporation have been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision

Conflicts of Interest

The directors and officers of the Corporation are required by law to act honestly and in good faith with a view to the best interest of the Corporation and to disclose any interests which they may have in any transaction, project or opportunity of the Corporation. However, the Corporation’s directors and officers may serve on the boards and/or as officers of other companies that may compete in the same industries as the Corporation, giving rise to potential conflicts of interest, including, without limitation, with respect to negotiating terms of and consummating certain transactions in which such companies and the Corporation may participate. Conflicts of interest that arise at a meeting of the Board must be disclosed at such meeting, and the conflicted director must recuse himself or herself from the meeting and abstain from participating and voting for or against the approval of any transaction, project or opportunity in which such director has an interest. The remaining directors will determine whether or not the Corporation will participate in any such transaction, project or opportunity. Subject to such disclosure and recusal and any limitations in the Corporation’s constating documents, a transaction would not be void or voidable because it was made between the Corporation and one or more of its directors or officers who have a conflict of interest or by reason of such director or officer being present at the meeting at which such transaction, project or opportunity was approved.

To the best of the Corporation’s knowledge, other than as disclosed in this annual information form, there is no known existing or potential material conflict of interest among the Corporation or a subsidiary of the Corporation and the directors, officers or other members of management of the Corporation or a subsidiary of the Corporation as a result of their respective outside business interests.

Notwithstanding, on February 1, 2016, Amaya reported that it received a non-binding indication from its Chairman and Chief Executive Officer, David Baazov, that he intends to make an all-cash proposal to acquire Amaya at a price currently estimated by Mr. Baazov to be $21.00 per Common Share. Amaya was also subsequently notified that its Executive Vice President, Corporate Development & General Counsel, along with three other employees, may be participating in Mr. Baazov’s potential transaction proposal.  Under the credit agreements governing the Rational Group Facilities, a “Change of Control” (as defined in such credit agreements), which would permit the applicable lenders to, among other things, accelerate the repayment of any and all amounts outstanding thereunder, will generally not occur if Mr. Baazov, or in the case of the credit agreement governing the first lien term loans, the “Baazov Family” (as defined in such credit agreement), acquires or is part of a group that acquires beneficial ownership of the greater of (A) 35% of the voting stock of the Corporation and (B) the percentage of the voting stock beneficially owned in the aggregate, directly or indirectly, by “Permitted Holders” (as defined in the credit agreements).

The directors and officers of the Corporation are aware of the existence of laws governing accountability of directors and officers for usurping corporate opportunities and requiring disclosures by directors or officers of conflicts of interest, and the Corporation will rely upon such laws in respect of any conflict of interest or breach of duty. See also “Interest of Management and Others in Material Transactions” below.

Ethical Business Conduct

The Corporation has adopted a written code of business conduct (the “Code”) for the Corporation’s directors, officers and employees. The Code constitutes written standards that are designed to deter wrongdoing and promote, among other things: (i) honest and ethical conduct, including the handling of actual or apparent conflicts of interest between personal and professional relationships; (ii) avoidance of conflicts of interest, including disclosure to a director or officer of the Corporation of any material transaction or relationship that reasonably could be expected to give rise to a conflict of interest; (iii) safeguarding of the Corporation’s confidential information and integrity and protection of business information; (iv) maintenance of a healthy and safe work environment that is free of discrimination and harassment; (v) protection of employee privacy and personal information; (vi) dealing responsibly with persons outside the Corporation, including compliance with anti-corruption laws and lobbying legislation; (vii) compliance with other applicable governmental laws, rules and regulations; (viii) the prompt reporting to a director or officer (or if appropriate, to the Autorité des marchés financiers) of violations of the Code; and (ix) accountability and responsibility by all directors, officers and employees for adherence to the Code.

The Corporation monitors compliance with the Code and recommends disclosures as and when appropriate and required in accordance therewith. In addition, the Corporation reviews the Code with a view of complying with all applicable rules and regulations, receiving regular reports from management with respect to compliance with the Code, and satisfying itself that management has established a system to disclose the Code (and any amendments thereto) to the extent required.  The Board monitors compliance with the Code by reserving the right to audit such compliance and through the Corporation’s existing “whistleblower” policy, which provides a procedure for the submission of information by persons relating to possible violations of the Code. In addition to the Code, Amaya has adopted a number of other policies and practices related to appropriate business conduct, including, without limitation, an Anti-Bribery & Anti-Corruption Policy for all employees, directors and officers of the Corporation.

The Code is available on SEDAR at www.sedar.com, Edgar at www.sec.gov and the Corporation’s website at www.amaya.com.

Moreover, Amaya has a formal Compliance Committee comprising certain members of executive management and external advisors, including formal law enforcement and regulatory professionals.  Amaya’s Compliance Committee is also charged with overseeing all aspects of compliance with gaming regulatory and other corporate compliance matters.  The Compliance Committee strives to ensure the good character, honesty and integrity of Amaya, its subsidiaries and employees, and that it conducts its business affairs in an honest, moral and ethical fashion and in compliance with applicable laws, rules, regulations and other conditions imposed by applicable gaming and related regulatory authorities.  The Compliance Committee also strives to protect Amaya’s reputation and prevent it from taking any action that could jeopardize its existing licenses and approvals or its ability to obtain any additional licenses or approvals.

Audit Committee

Audit Committee Charter

The current Audit Committee Charter was adopted on March 14, 2016.  The full text of the charter is attached hereto as Schedule A.  The disclosure provided under this section of this annual information form is qualified in its entirety by reference to the full text of the charter.

Purpose

The Audit Committee is established to fulfil applicable public company obligations respecting audit committees and to assist the Board in discharging its oversight responsibilities with respect to financial reporting to ensure the transparency and integrity of the Corporation’s published financial information. The Audit Committee’s responsibilities include overseeing: (i) the integrity of the Corporation’s financial statements and financial reporting process, including the audit process and the Corporation’s internal controls over financial reporting, disclosure controls and procedures and compliance with other related legal and regulatory requirements; (ii) the qualifications, independence, retention, compensation and work of the Corporation’s external auditors; (iii) the work of the Corporation’s financial management and internal auditors; (iv) enterprise risk management, privacy and data and information security; and (e) the auditing, accounting and financial reporting process generally. The Audit Committee is also responsible for pre-approving all non-audit services, procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters and the confidential anonymous submission by employees of the Corporation and its subsidiaries of concerns regarding questionable accounting or auditing matters and for any additional matters delegated to the Audit Committee by the Board.

The Audit Committee has the right, for the purposes of performing its duties, to maintain direct communication with the Corporation’s external auditor and the Board, to inspect all books and records of the Corporation and its subsidiaries, to seek any information it requires from any employee of the Corporation and its subsidiaries, and to retain independent outside counsel or other advisors.

The Audit Committee is required to be comprised of a minimum of three directors, each of whom must be “independent” and “financially literate” and “financially sophisticated”, and otherwise qualified within the meaning of applicable securities law and the rules of any applicable stock exchange. At least one member of the Audit Committee must also qualify as an “audit committee financial expert”, as defined by the applicable rules of the SEC. The Audit Committee meets regularly and as often as it deems necessary to perform the duties and discharge its responsibilities in a timely manner, but is required to meet at least four times a year.

Composition

The Audit Committee is currently composed of Messrs. Goodson, Clark and Gadhia, each of whom is “independent” and “financially literate” within the meanings of applicable Canadian securities laws, and “independent” and “financially sophisticated” within the meanings of the applicable rules of the SEC and NASDAQ. Mr. Gadhia is the “audit committee financial expert” within the meaning of the applicable rules of the SEC.

Relevant Education and Experience

Each member of the Corporation’s Audit Committee has an understanding of the generally accepted accounting principles applicable to the Corporation, i.e., International Financial Reporting Standards (as issued by the International Accounting Standards Board), and has the ability to understand a set of financial statements that presents a breadth and level of complexity of accounting issues which are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements and its internal controls over financial reporting.

All three members of the Corporation’s Audit Committee serve or have served on a number of other boards of directors and have acquired financial education and/or experience that would result in them being “financially literate” and “financially sophisticated”.

Name of Director	Relevant Financial Education and Experience	Other Current Public Company Directorships
Harlan Goodson	Lawyer Accounting course Former audit committee member of a NASDAQ-listed company	None
Divyesh Gadhia	Chartered Accountant	None
Gen. Wesley Clark	Participated in the review of financial statements while a director on various boards. Investment banking experience and holds certain securities licenses	• Bankers Petroleum Ltd. • BNK Petroleum, Inc. • Rentech Inc. • Petromanas Energy Inc. • root9B Technologies, Inc. • The Grilled Cheese Truck, Inc.

Pre-approval Policies and Procedures

The Audit Committee has established a practice of pre-approving all audit, audit-related, non-audit, tax and certain other services provided by the external auditor, in each case in compliance with applicable rules and guidance on the qualification and independence of external auditors. This practice is also set forth in a pre-approval policy adopted by the Audit Committee. In accordance with the Audit Committee’s pre-approval practice and policy, before the Corporation or any of its subsidiaries engages the external auditor to render a service, the engagement must be either (i) specifically approved by the Audit Committee or (ii) entered into pursuant to the pre-approval policy. This is intended to ensure, among other things, that the provision of such services does not impair the external auditor’s independence. The Audit Committee has delegated to its chairman, Mr. Goodson, the authority, between regularly scheduled meetings of the Audit Committee, to pre-approve such services to the extent they were not previously presented at a meeting of the Audit Committee. All such pre-approvals by the chairman are reported by him at the next meeting of the Audit Committee following the pre-approval.  The Audit Committee may not delegate to management the Audit Committee’s responsibilities to pre-approve services performed by the external auditor.

External Auditor Service Fees

On September 17, 2014, the Corporation changed its independent external auditor and the Board appointed Deloitte LLP, Montreal, Canada (“Deloitte CA”), as successor auditor to Richter LLP (“Richter”). On September 15, 2015, the Corporation changed its independent external auditor and the Board appointed Deloitte LLP, London, United Kingdom (“Deloitte UK” and together with Deloitte CA, “Deloitte”), as successor auditor to Deloitte CA.

The aggregate fees billed by Richter, until September 17, 2014, for the fiscal year ended December 31, 2014, were as follows:

Description	January 1, 2014 to September 17, 2014
Audit Fees(a)	$0
Audit – Related Fees(b)	$0
Tax Fees(c)	$0
All Other Fees(d)	$116,805

The aggregate fees billed by Deloitte and all of its affiliates for the fiscal years ended December 31, 2015 and 2014, respectively, were as follows:

Description	2015	September 17, 2014 to December 31, 2014
Audit Fees(a)	$3,644,000	$1,845,000
Audit – Related Fees(b)	$202,000	$51,000
Tax Compliance and Advisory Services(c)	$674,000	$166,000
All Other Fees(d)	$813,000	$0

(a)

“Audit Fees” means the aggregate fees billed by the Corporation’s independent external auditor for audit services related to the annual financial statements of the Corporation and its consolidated subsidiaries, and for services provided in connection with statutory and regulatory filings or similar engagements. In addition, audit fees include the aggregate fees billed by the Corporation’s independent external auditor for review services related to the interim financial statements of the Corporation and its consolidated subsidiaries, as well as the cost of translation of various continuous disclosure documents of the Corporation (2014 - audit services provided by Deloitte CA).

(b)

“Audit-Related Fees” means the aggregate fees billed for assurance and related services by the Corporation’s independent external auditor that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and are not reported as “Audit Fees”, including, without limitation, other attest services not required by statute or regulation.

(c)

“Tax Fees” and “Tax Compliance and Advisory Services” means the aggregate fees billed for professional services rendered by the Corporation’s external auditor for tax compliance and assistance with various other tax related questions.

(d)

“All Other Fees” means the aggregate fees billed in the applicable fiscal year for products and services provided by the Corporation’s previous independent external auditors, Richter and Deloitte CA, as applicable, other than the services reported under clauses (a), (b) and (c), above.

Corporate Governance, Nominating and Compensation Committee

The Board established the Corporate Governance, Nominating and Compensation Committee to assist the Board in overseeing corporate governance and nominations matters and to take the principal role in establishing the Corporation’s executive compensation plans and policies.  In addition to the corporate governance and nominations duties of the Corporate Governance, Nominating and Compensation Committee, the committee is responsible for, among other things, assisting the Board in discharging its oversight responsibilities relating to the compensation and retention of key senior management employees with the skills and expertise needed to enable the Corporation to achieve its goals and strategies at a fair and competitive compensation, including appropriate performance incentives. For more information on the Corporation’s Corporate Governance, Nominating and Compensation Committee, please see the Corporation’s management information circular for the most recent annual meeting of shareholders of the Corporation, which is available on SEDAR at www.sedar.com and Edgar at www.sec.gov.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Other than as set forth herein, the Corporation is currently not, and was not during the year ended December 31, 2015, a party to any material legal proceedings, and its property and assets are not currently, and were not during the same period, the subject of material legal proceedings. The Corporation is not aware of any other material legal proceedings, individually or in the aggregate, outstanding, threatened or pending as of the date hereof by or against the Corporation. Notwithstanding the foregoing, given the nature of its business, the Corporation is, and may from time to time in the future be, party to various, and at times numerous, legal, administrative and regulatory inquiries, investigations, proceedings and claims that arise in the ordinary course of business. The outcome of litigation is inherently uncertain. See “Risk Factors and Uncertainties”.

On January 13, 2016, Amaya reported that it paid approximately €5.9 million as a final settlement with Italian tax authorities to resolve a previously disclosed tax dispute in which Italian authorities estimated that approximately €85 million were owed by a subsidiary of Amaya related to its Italian operations under the PokerStars brand for the 2009 through 2014 tax years. The agreement represents a final settlement of the matter and the payment includes all amounts owing to Italian authorities for the periods at issue. In addition, as part of the settlement, the subsidiary of Amaya does not owe any additional taxes for the 2014 tax year. The entire settlement amount plus related expenses was paid from the escrow fund established under the merger agreement governing the Rational Group Acquisition.

Prior to the Rational Group Acquisition, the Commonwealth of Kentucky, ex. rel. J. Michael Brown, Secretary of the Justice and Public Safety Cabinet, filed a legal proceeding against Oldford Group and certain affiliates thereof (the “Oldford Parties”) and various other defendants (the “Kentucky Proceeding”), pursuant to which the Commonwealth sought to recover alleged gambling losses on behalf of Kentucky residents who played real-money poker on the PokerStars website during the period between October 12,

2006 and April 15, 2011. On August 12, 2015, the trial court in the Kentucky Proceeding entered a default judgment against the Oldford Parties following certain alleged discovery failures, including by certain former owners of Oldford Group, and partial summary judgment on liability in favor of the Commonwealth. On December 23, 2015, the trial court entered an order for damages in the amount of approximately US$290 million, which the trial court trebled to approximately US$870 million.  Amaya believes the action is frivolous and will vigorously dispute the liability. Amaya, through certain subsidiaries, has filed a notice of appeal to the Kentucky Court of Appeals and posted a US$100 million supersedeas bond to stay enforcement of the order for damages during the pendency of the appeals process.  The posting of the bond required the delivery of cash collateral in the amount of US$35 million and letters of credit in the aggregate amount of US$30 million.  To the extent the Oldford Parties may be ultimately obligated to pay any amounts pursuant to a final adjudication following exhaustion of all appeals and other legal options, Amaya intends to seek recovery against the former owners of Oldford Group.

In late-January 2016, pursuant to and in accordance with the procedures set forth in the merger agreement governing the Rational Group Acquisition, a subsidiary of Amaya submitted a notice of claim to the sellers’ representative and escrow agent seeking indemnification for losses and potential losses caused by breaches under the merger agreement and requesting, among other things, that the escrow agent retain the then-remaining balance of the escrow fund established under the merger agreement in an aggregate amount equal to approximately US$300 million. Amaya has since received a notice from the sellers’ representative initially disputing all claims set forth in Amaya’s notice of claim.  The disputed indemnity claims and release of the escrow funds will be resolved in accordance with the provisions of the merger and escrow agreements, and there can be no assurance that such notice of claim will result in any amounts in the escrow fund being remitted to Amaya or that any of Amaya’s estimates of potential losses will reimbursed by the sellers or otherwise.

The Corporation is not currently, and was not during the year ended December 31, 2015, subject to: (i) penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority; (ii) other than as set forth above, any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision; or (iii) settlement agreements entered into before a court relating to Canadian securities legislation or with a Canadian securities regulatory authority. Notwithstanding, as announced on December 11, 2014, the Autorité des marchés financiers, the securities regulatory authority in the Province of Quebec (the “AMF”), is investigating trading activities in Amaya’s securities surrounding its announcement of the Rational Group Acquisition (the “AMF Investigation”). Also related to trading surrounding such acquisition, on July 8, 2014 and December 9, 2014, the Corporation received written inquiries from the U.S. Financial Industry Regulatory Authority (“FINRA”) seeking information from the Corporation and a number of its financial advisers regarding certain communications with certain investors (the “FINRA Inquiry”).  To the Corporation’s knowledge, neither the AMF Investigation nor the FINRA Inquiry involve, or at any time involved, any allegations of wrongdoing by the Corporation, but the AMF Investigation involves employees of Amaya, including Messrs. Baazov and Sebag (although not involving any personal trading by such individuals). The AMF has neither announced any proceedings nor filed any charges. Amaya will continue to cooperate, if and as requested, consistent with its practice to always cooperate with regulatory authorities.

In the normal course of business, to facilitate transactions of services and products, the Corporation has agreed to indemnify certain parties with respect to certain matters. The Corporation has agreed to hold certain parties harmless against losses arising from a breach of representations or covenants, or out of intellectual property infringement or other claims made by third parties. These agreements may limit the time within which an indemnification claim can be made and the amount of the claim. In addition, the Corporation has entered into indemnification agreements with its officers, directors, and certain employees, and its constituting documents contain similar indemnification obligations. It is not possible to determine the maximum potential amount under these indemnification agreements due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the Corporation’s knowledge and other than as set forth herein, there are no material interests, direct or indirect, of directors, executive officers, any shareholder who beneficially owns, directly or indirectly, more than 10% of any class or series of voting securities of the Corporation, or any associate or affiliate of such persons, in any transaction within the last three most recently completed fiscal years or in any proposed transaction which has materially affected or would reasonably be expected to materially affect the Corporation. Notwithstanding the foregoing, see “Directors and Officers – Conflicts of Interest” above.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares in Canada is Computershare Investor Services Inc. at its offices in Montréal, Québec and Toronto, Ontario and in the United States is Computershare Trust Company, N.A. at its offices in Canton, Massachusetts, Jersey City, New Jersey and College Station, Texas. The transfer agent and registrar for the 2015 Warrants, 2016 Warrants and 2013 Debentures was, and for the Preferred Shares is, Computershare Trust Company of Canada Inc. at its offices in Montréal, Québec and Toronto, Ontario.

MATERIAL CONTRACTS

The following is a list of the Corporation’s material contracts required to be listed under applicable Canadian securities laws that the Corporation or the subsidiaries of the Corporation have entered into since January 1, 2015 or prior thereto but which are still in effect:

•

the stock purchase agreement, dated March 30, 2015, entered into among the Corporation, AGS, LLC and Cadillac Jack, Inc. in connection with the Cadillac Jack Sale. See “General Development of the Business – Recent History of the Former B2B Business (2013-2015) – Cadillac Jack Inc.”;

•

the registration rights agreements, dated August 1, 2014, entered into among the Corporation and each of GSO Capital Partners L.P and BlackRock Financial Management, Inc. and their respective affiliated funds managed or advised by them in connection with the Rational Group Acquisition. See “General Development of the Business – Acquisition of the B2C Business”;

•

the first lien credit agreement, dated August 1, 2014, entered into among the Corporation, Amaya Holdings Coöperatieve U.A., Amaya Holdings B.V., Amaya (US) Co-Borrower, LLC, Deutsche Bank AG New York Branch, Deutsche Bank Securities Inc., Barclays Bank PLC and Macquarie Capital (USA) Inc. in connection with the debt financing component of the Rational Group Acquisition, as amended on August 12, 2015 in connection with the Refinancing. See “General Development of the Business – Acquisition of the B2C Business”;

•

the second lien credit agreement, dated August 1, 2014, entered into among the Corporation, Amaya Holdings Coöperatieve U.A., Amaya Holdings B.V., Amaya (US) Co-Borrower, LLC, Barclays Bank PLC, Deutsche Bank Securities Inc. and Macquarie Capital (USA) Inc. in connection with the debt financing component of the Rational Group Acquisition, as amended on August 12, 2015 in connection with the Refinancing. See “General Development of the Business – Acquisition of the B2C Business”; and

•

the deed and scheme of merger agreement, dated June 12, 2014, entered into among the Corporation, Amaya Holdings B.V., Titan IOM Mergerco Ltd., Oldford Group Limited and each of the selling securityholders of Oldford Group Limited, in connection with the Rational Group Acquisition. See “General Development of the Business – Acquisition of the B2C Business”.

Copies of these agreements may be inspected at the Corporation’s headquarters located at 7600 TransCanada Highway, Pointe-Claire, Québec, H9R 1C8, Canada during normal business hours and on SEDAR at www.sedar.com.

INTEREST OF EXPERTS

The Corporation’s independent external auditor for the year ended December 31, 2014 was Deloitte CA. Effective September 15, 2015, and for the year ended December 31, 2015, Deloitte UK was the independent external auditor of the Corporation. As of March 30, 2015 and throughout the period covered by the financial statements of the Corporation on which they reported, Deloitte CA was independent with respect to the Corporation within the rules of the Ordre des comptables professionnels agréés du Québec.  Deloitte UK reports that for the year ended December 31, 2015 and throughout the period covered by the financial statements of the Corporation on which they reported, they were independent with respect to the Corporation within the rules of the Ordre des comptables professionnels agréés du Québec.

ADDITIONAL INFORMATION

Additional information relating to Amaya may be found on SEDAR at www.sedar.com, Edgar at www.sec.gov and on Amaya’s website at www.amaya.com.  Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of Amaya securities and securities authorized for issuance under equity compensation plans, is contained in the Corporation’s management information circular for the most recent annual meeting of shareholders of the Corporation. Additional financial information is provided in the 2015 Annual Financial Statements and the 2015 Annual MD&A, which are available on SEDAR at www.sedar.com, Edgar at www.sec.gov and Amaya’s website at www.amaya.com.

In addition to press releases, securities filings and public conference calls and webcasts, Amaya intends to use its investor relations page on its website as a means of disclosing material information to its investors and others and for complying with its disclosure obligations under applicable securities laws. Accordingly, investors and others should monitor the website in addition to following Amaya’s press releases, securities filings and public conference calls and webcasts. This list may be updated from time to time.

SCHEDULE A

AMAYA INC.

AUDIT COMMITTEE CHARTER

PURPOSE

1. The Audit Committee is a standing committee appointed by the board of directors (the “Board”) of Amaya Inc. (the “Company”).  The Committee is established to fulfill applicable public company obligations respecting audit committees and to assist the Board in fulfilling its oversight responsibilities with respect to financial reporting including responsibility to, among other things as may be delegated by the Board from time to time, oversee:

(a) the integrity of the Company’s financial statements and financial reporting process, including the audit process and the Company’s internal controls over financial reporting, disclosure controls and procedures and compliance with other related legal and regulatory requirements;

(b) the qualifications and independence of the external auditors;

(c) the work of the Company's financial management, internal auditors and external auditors;

(d) enterprise risk management, privacy and data security and to monitor the same; and

(e) the auditing, accounting and financial reporting process generally.

2. In addition, the Committee shall prepare, if required, an audit committee report for inclusion in the Company’s annual management information circular, in accordance with applicable rules and regulations.

3. The function of the Committee is oversight. It is not the duty or responsibility of the Committee or its members: (a) to plan or conduct audits; (b) to determine that the Company’s financial statements are complete and accurate and are in accordance with generally accepted accounting principles; or (c) to conduct other types of auditing or accounting reviews or similar procedures or investigations. The Committee, its Chair and its audit committee financial expert are members of the Board, appointed to the Committee to provide broad oversight of the financial, risk and control related activities of the Company, and are specifically not accountable or responsible for the day to day operation or performance of such activities.

4. Management is responsible for the preparation, presentation and integrity of the Company’s financial statements. Management is also responsible for maintaining appropriate accounting and financial reporting principles and policies and systems of risk assessment and internal controls and procedures designed to provide reasonable assurance that assets are safeguarded and transactions are properly authorized, recorded and reported and to assure the effectiveness and efficiency of operations, the reliability of financial reporting and compliance with accounting standards and applicable laws and regulations.  Management is also responsible for monitoring and reporting on the adequacy and effectiveness of the system of internal controls over financial reporting and disclosure controls and procedures.  The external auditors are responsible for planning and carrying out an audit of the Company’s annual financial statements in accordance with generally accepted auditing standards to provide reasonable assurance that, among other things, such financial statements are in accordance with generally accepted accounting principles.

PROCEDURES OF THE COMMITTEE

1. Number of Members – The members of the Committee shall be appointed by the Board. The Committee will be composed of not less than three (3) Board members.

2. Independence – The Committee shall be constituted at all times of “independent directors” who either meet or exceed the independence requirements of the NASDAQ Stock Market LLC (“NASDAQ”) and who are “independent” within the meaning of National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”). The Board will consider all relevant facts and circumstances in making a determination of independence for each director and, as appropriate, impose independence requirements more stringent than those provided for by NASDAQ and/or NI 58-101 to the extent required by Canadian or U.S. securities laws, including rules and policies promulgated by the Securities and Exchange Commission (“SEC”) and the Toronto Stock Exchange (“TSX”). In particular, each member shall be “independent” in accordance with National Instrument 52-110 – Audit Committees (“NI 52-110”) and Rule 10A-3(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

3. Financial Literacy – Each member shall be able to read and understand fundamental financial statements, in accordance with NASDAQ audit committee requirements, and shall otherwise be “financially literate” within the meaning of other applicable requirements or guidelines for audit committee service under securities laws or the rules of any applicable stock exchange, including NI 52-110. At least one member will have past employment experience in finance or accounting, requisite professional certification in

- A1 -

accounting, or other comparable experience or background, including a current or past position as a principal financial officer or other senior officer with financial oversight responsibilities and will otherwise qualify as an “audit committee financial expert” as defined by applicable rules of the SEC.

4. Appointment and Replacement of Committee Members – Any member of the Committee may be removed or replaced at any time by the Board and shall automatically cease to be a member of the Committee upon ceasing to be a director.  The Board shall fill any vacancy if the membership of the Committee is less than three directors.  Whenever there is a vacancy on the Committee, the remaining members may exercise all its power as long as a quorum remains in office.  Subject to the foregoing, the members of the Committee shall be appointed by the Board annually and each member of a Committee shall remain on the Committee until the next annual meeting of shareholders after his or her appointment or until his or her successor shall be duly appointed and qualified.

5. Committee Chair – Unless a Committee Chair is designated by the full Board, the members of the Committee may designate a Chair by majority vote of the full Committee.  The Committee Chair shall be responsible for leadership of the Committee assignments and reporting to the Board. If the Committee Chair is not present at any meeting of the Committee, one of the other members of the Committee who is present shall be chosen by the Committee to preside at the meeting. The Committee will report through the Committee Chair to the Board following meetings of the Committee on matters considered by the Committee, its activities and compliance with this Charter.

6. Conflicts of Interest – If a Committee member faces a potential or actual conflict of interest relating to a matter before the Committee, other than matters relating to the compensation of directors, that member shall be responsible for alerting the Committee Chair. If the Committee Chair faces a potential or actual conflict of interest, the Committee Chair shall advise the Chair of the Board.  If the Committee Chair, or the Chair of the Board, as the case may be, concurs that a potential or actual conflict of interest exists, the member faced with such conflict shall disclose to the Committee the member’s interest and shall not participate in consideration of the matter and shall not vote on the matter.

7. Meetings – The Committee shall meet regularly and as often as it deems necessary to perform the duties and discharge its responsibilities described herein in a timely manner, but not less than four (4) times a year and any time the Company proposes to issue a press release with its quarterly or annual earnings information or any other material financial information of the Company.  The Committee Chair will approve the agenda for such meetings and any member may suggest items for consideration. Briefing materials will be provided to the Committee as far in advance of meetings as practicable.  The Committee shall maintain written minutes of its meetings, which will be filed with the meeting minutes of the Board.

8. Separate Executive Meetings – The Committee shall meet periodically, but no less than quarterly, with the Chief Financial Officer, the head of the internal audit function (if other than the Chief Financial Officer) and the external auditors in separate executive sessions to discuss any matters that the Committee or any of these groups believes should be discussed privately and such persons shall have access to the Committee to bring forward matters requiring its attention.  However, the Committee shall also meet periodically without management present.

9. Reliance – Absent actual knowledge to the contrary (which shall be promptly reported to the Board), each member of the Committee shall be entitled to rely on: (a) the integrity of those persons or organizations within and outside the Company from which it receives information; (b) the accuracy of the financial and other information provided to the Committee by such persons or organizations; and (c) representations made by management and the external auditors as to any information technology, internal audit and other permissible non-audit services provided by the external auditors to the Company and its subsidiaries.

10. Self-Evaluation – The Committee shall conduct a self-evaluation at least annually to determine whether it and its members are functioning effectively, and report its conclusion to the Board.

- A2 -

AUDIT RESPONSIBILITIES OF THE COMMITTEE

Selection and Oversight of the External Auditors

1. The external auditors are ultimately accountable to the Committee and the Board as the representatives of the shareholders of the Company and shall report directly to the Committee and the Committee shall so instruct the external auditors. The Committee shall evaluate the performance of the external auditors and make recommendations to the Board on the reappointment or appointment of the external auditors of the Company to be proposed in the Company's management information circular for shareholder approval and shall have authority to terminate the external auditors. If a change in external auditors is proposed, the Committee shall review the reasons for the change and any other significant issues related to the change, including the response of the incumbent auditors, and enquire on the qualifications of the proposed auditors before making its recommendation to the Board.

2. The Committee shall be directly responsible for the appointment, compensation, retention and oversight of the work of any registered public accounting firm engaged (including resolution of disagreements between management and the external auditor regarding financial reporting) for the purposes of preparing or issuing an audit report or performing other audit, review or attest services of the Company, and each such registered public accounting firm must report directly to the audit committee.

3. The Committee shall also review and approve disclosures with respect to permissible non-audit services, as set forth in Rule 10A-3 of the Exchange Act and other applicable securities laws. The Committee may approve policies and procedures for the pre-approval of services to be rendered by the external auditors, which policies and procedures shall include reasonable detail with respect to the services covered.  All permissible non-audit services to be provided to the Company or any of its affiliates by the external auditors or any of their affiliates that are not covered by pre-approval policies and procedures approved by the Committee shall be subject to pre-approval by the Committee. The Committee shall have the sole discretion regarding the prohibition of the external auditor providing certain non-audit services to the Company and its affiliates. The Committee shall also review and approve disclosures with respect to permissible non-audit services.

4. The Committee shall review the independence of the external auditors and shall make recommendations to the Board on appropriate actions to be taken which the Committee deems necessary to protect and enhance the independence of the external auditors.  In connection with such review, the Committee shall:

(a) actively engage in a dialogue with the external auditors about all relationships or services that may impact the objectivity and independence of the external auditors;

(b) require that the external auditors submit to it on a periodic basis, and at least annually, a formal written statement delineating all relationships between the Company and its subsidiaries, on the one hand, and the external auditors and their affiliates on the other hand and to the extent there are relationships, monitor and investigate them;

(c) ensure the rotation of the lead (and concurring) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by applicable law;

(d) consider whether there should be a regular rotation of the external audit firm itself; and

(e) consider the auditor independence standards promulgated by applicable auditing regulatory and professional bodies.

5. The Committee shall establish and monitor clear policies for the hiring by the Company of employees or former employees of the external auditors.

6. The Committee shall require the external auditors to provide to the Committee, and the Committee shall review and discuss with the external auditors, all reports which the external auditors are required to provide to the Committee or the Board under rules, policies or practices of professional or regulatory bodies applicable to the external auditors, and any other reports which the Committee may require.  Such reports shall include:

(a) a description of the external auditors’ internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, or Public Company Accounting Oversight Board (PCAOB) review, of the external auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues; and

(b) a report describing: (i) the proposed audit scope, approach and independence of all critical accounting policies and practices to be used in the annual audit; (ii) all alternative treatments of financial information within generally accepted accounting principles related to material items that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditors; and (iii) other material written communication between the external auditors and management, such as any management letter or schedule of unadjusted differences.

- A3 -

7. The Committee shall review the experience and qualifications of the independent audit team and review the performance of the independent auditors, including assessing their effectiveness and quality of service, annually and, every five (5) years, perform a comprehensive review of the performance of the independent auditors over multiple years to provide further insight on the audit firm, its independence and application of professional standards.

Appointment and Oversight of Internal Auditors

8. The appointment, terms of engagement, compensation, replacement or dismissal of the internal auditors shall be subject to prior review and approval by the Committee. When the internal audit function is performed by employees of the Company, the Committee may delegate responsibility for approving the employment, term of employment, compensation and termination of employees engaged in such function other than the head of the Company’s internal audit function.

9. The Committee shall obtain from the internal auditors, and shall review, summaries of the significant reports to management prepared by the internal auditors, or the actual reports if requested by the Committee, and management’s responses to such reports.

10. The Committee shall, as it deems necessary, communicate with the internal auditors with respect to their reports and recommendations, the extent to which prior recommendations have been implemented and any other matters that the internal auditor brings to the attention of the Committee.  The head of the internal audit function shall have unrestricted access to the Committee.

11. The Committee shall, annually or more frequently as it deems necessary, evaluate the internal auditors, including their activities, organizational structure, independence, objectivity and qualifications and effectiveness.

Oversight and Monitoring of Audits

12. The Committee shall review with the external auditors, the internal auditors and management the audit function generally, the objectives, staffing, locations, coordination (reduction of redundant efforts) and effective use of audit resources, reliance upon management and internal audit and general audit approach and scope of proposed audits  of the financial statements of the Company and its subsidiaries, the overall audit plans, the responsibilities of management, the internal auditors and the external auditors, the audit procedures to be used and the timing and estimated budgets and staffing of the audits.

13. The Committee shall meet periodically with the internal auditors to discuss the progress of their activities, any significant findings stemming from internal audits, any changes required in the planned scope of their audit plan and any difficulties or disputes that arise with management in the course of their audits, including any restrictions on the scope of their work or access to required information, and the adequacy of management’s responses in correcting audit-related deficiencies.

14. The Committee shall review with management the results of internal and external audits.

15. The Committee shall provide an open avenue of communication between the external auditors, the internal auditors, the Board and management and take such other reasonable steps as it may deem necessary to satisfy itself that the audit was conducted in a manner consistent with all applicable legal requirements and auditing standards of applicable professional or regulatory bodies.

Oversight and Review of Accounting Principles and Practices

16. The Committee shall, as it deems necessary, oversee, review and discuss with management, the external auditors and the internal auditors (together and separately as it deems necessary), among other items and matters:

(a) the quality, appropriateness and acceptability of the Company’s accounting principles, practices and policies used in its financial reporting, its consistency from period to period, changes in the Company’s accounting principles or practices and the application of particular accounting principles and disclosure practices by management to new transactions or events;

(b) all significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including the effects of alternative methods within generally accepted accounting principles on the financial statements and any “second opinions” sought by management from an independent auditor with respect to the accounting treatment of a particular item;

(c) any material change to the Company’s auditing and accounting principles and practices as recommended by management, the external auditors or the internal auditors or which may result from proposed changes to applicable generally accepted accounting principles;

(d) the extent to which any changes or improvements in accounting or financial practices, as approved by the Committee, have been implemented; and

- A4 -

(e) the effect of regulatory and accounting initiatives on the Company’s financial statements and other financial disclosures.

17. The Committee will review and resolve disagreements between management and the external auditors regarding financial reporting or the application of any accounting principles or practices.

Oversight and Monitoring of Internal Controls Over Financial Reporting

18. The Committee shall, as it deems necessary, exercise oversight of, review and discuss  with management, the external auditors and the internal auditors (together and separately, as it deems necessary):

(a) the adequacy and effectiveness of the Company’s internal controls over financial reporting and disclosure controls and procedures designed to ensure compliance with applicable laws and regulations;

(b) any significant deficiencies or material weaknesses in internal controls over financial reporting or disclosure controls and procedures;

(c) the risk of management’s ability to override the Company’s internal controls;

(d) any fraud, of any amount or type, that involves management or other employees who have a significant role in the internal controls over financial reporting;

(e) the adequacy of the Company’s internal controls and any related significant findings and recommendations of the external auditor and internal auditors together with management’s responses thereto; and

(f) management’s compliance with the Company’s processes, procedures and internal controls.

19. The Committee shall establish procedures for: (a) the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Oversight and Monitoring of the Company’s Financial Reporting and Disclosures

20. The Committee shall:

(a) review with the external auditors and management and recommend to the Board for approval the audited financial statements and the notes and Managements’ Discussion and Analysis accompanying such financial statements, the Company’s annual report and any financial information of the Company contained in any prospectus or information circular of the Company; and

(b) review with the external auditors and management each set of interim financial statements and the notes and Managements’ Discussion and Analysis accompanying such financial statements and any other disclosure documents or regulatory filings of the Company containing or accompanying financial information of the Company. Such reviews shall be conducted prior to the release of any summary of the financial results or the filing of such reports with applicable regulators.

21. Prior to their distribution, the Committee shall discuss earnings press releases, as well as financial information and earnings guidance prior to public disclosure, it being understood that such discussions may, in the discretion of the Committee, be done generally (i.e., by discussing the types of information to be disclosed and the type of presentation to be made) and that the Committee need not discuss in advance each earnings release or each instance in which the Company gives earning guidance.

22. The Committee shall oversee compliance with the requirements of the SEC for disclosure of auditors’ services, engagements and independence of external auditors and audit committee member qualifications and activities.

23. The Committee shall receive and review the financial statements and other financial information of material subsidiaries of the Company and any auditor recommendations concerning such subsidiaries.

24. The Committee shall meet with management to review the process and systems in place for ensuring the reliability of public disclosure documents that contain audited and unaudited financial information and their effectiveness.

Oversight of Finance Matters

25. The Committee shall:

(a) review periodically the capital structure of the Company, and, when necessary, recommend to the Board transactions or alterations to the Company’s capital structure;

- A5 -

(b) review and make recommendations to the Board concerning the financial structure, condition and strategy of the Company and its subsidiaries, including with respect to annual budgets, long-term financial plans, corporate borrowings, investments, capital expenditures, long term commitments and the issuance and/or repurchase of stock;

(c) periodically review matters pertaining to the Company’s material policies and practices respecting cash management and material financing strategies or policies or proposed financing arrangements and objectives of the Company;

(d) periodically review the Company’s major financial risk exposures (including foreign exchange and interest rate) and management’s initiatives to control such exposures, including the use of financial derivatives and hedging activities;

(e) review and approve special transactions or expenditures as specifically delegated by the Board;

(f) review and discuss with management all material off-balance sheet transactions, arrangements, obligations (including contingent obligations), leases and other relationships of the Company with unconsolidated entities or other persons, that may have a material current or future effect on financial condition, changes in financial condition, results of operations, liquidity, capital resources, capital reserves, or significant components of revenues or expenses;

(g) review and discuss with management any equity investments, acquisitions and divestitures that may have a material current or future effect on financial condition, changes in financial condition, results of operations, liquidity, capital resources, capital reserves, or significant components of revenues or expenses;

(h) review and discuss policies with respect to risk assessment and risk management, including appropriate guidelines and policies to govern the process, as well as the Company’s major financial risk exposures and the steps management has undertaken to control them; and

(i) review and discuss with management the Company’s effective tax rate, adequacy of tax reserves, tax payments and reporting of any pending tax audits or assessments, and material tax policies and tax planning initiatives.

Risk Oversight, Privacy and Data Security

26. The Committee shall:

(a) review and discuss with management (including Board recommendations, as necessary): (i) management’s program to identify, assess, manage, and monitor significant business risks of the Company, including financial, operational, privacy, security, business continuity, legal and regulatory, and reputational risks; and (ii) management’s risk management decisions, practices, and activities; and

(b) review and discuss with management (including Board recommendations, as necessary) the Company’s privacy and data security risk exposures, including, but not limited to: (i) the potential impact of those exposures on the Company’s business, operations and reputation; (ii) the steps management has taken to monitor and mitigate such exposures; (iii) the Company’s information governance policies and programs; and (iv) major legislative and regulatory developments that could materially impact the Company’s privacy and data security risk exposure.

Committee Reporting

27. If required by applicable laws or regulations or stock exchange requirements, the Committee shall prepare, review and approve a report to shareholders and others (the “Report”).  In the Report, the Committee shall state, among other things, whether it has:

(a) reviewed and discussed the audited financial statements with management, the external auditors and the internal auditors;

(b) received from the external auditors all reports and disclosures required under legal, listing and regulatory requirements and this Charter and have discussed such reports with the external auditors, including reports with respect to the independence of the external auditors; and

(c) based on the reviews and discussions referred to in clauses (a) and (b) above, recommended to the Board that the audited financial statements be included in the Company’s annual report.

28. The Committee shall otherwise report regularly to the Board regarding the execution of the Committee’s duties, responsibilities, and activities, as well as any issues encountered and related recommendations and recommend to the Board that the audited financial statements be included in the Company’s applicable annual report.

Additional Responsibilities

29. The Committee shall have the authority to engage independent counsel and other advisers, hire and terminate special legal, accounting, financial or other consultants to advise the Committee at the Company’s expense, in each case, as it determines necessary

- A6 -

to carry out its duties and without consulting with, or obtaining prior approval from, any officer of the Company or the Board. The Committee may ask members of management or others to attend meetings or provide information as necessary. The Company’s independent auditors will have direct access to the Committee at their own initiative.

30. The Committee shall provide for appropriate funding for payment: of (a) compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company; (b) compensation to any advisers engaged or employed by the Committee under subsection 28 above; and (c) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

31. The Committee shall review and/or approve any other matter specifically delegated to the Committee by the Board and undertake on behalf of the Board such other activities as may be necessary or desirable to assist the Board in fulfilling its oversight responsibilities with respect to financial reporting and perform such other functions as assigned by law or the Company’s constating documents.

32. The Committee shall review and approve in advance any proposed related-party transactions and required disclosures of such in accordance with applicable securities laws and regulations and consistent with any related party transaction policy of the Company, to the extent such policy exists, and report to the Board on any approved transactions.

THIS CHARTER

The Committee shall review and reassess annually the adequacy of this Charter as required by applicable laws or by the applicable rules of NASDAQ, the TSX or the SEC. This Charter shall be posted on the Company’s website.

DATED March 14, 2016

- A7 -